Form 10-K, Exhibit 13
period 1993-12-31
ETHYL CORP
filed 1994-03-30
CIK 33656

Exhibit 13

                                 ANNUAL REPORT

FIVE - YEAR SUMMARY

(In Thousands Except Per-Share Amounts)
Years Ended December 31                              1993           1992            1991             1990           1989
Results of Operations(1)
Net sales                                         $1,938,390     $1,692,582      $1,534,571       $1,590,940     $1,519,637
Costs and expenses                                 1,734,635      1,509,260       1,330,721        1,348,736      1,272,824
Special charges(2)                                    36,150          9,500          11,185           48,710              -
   Operating profit                                  167,605        173,822         192,665          193,494        246,813
Interest and financing expenses                       44,085         62,279          59,097           64,839         61,159
Special items:
   Gain on sale of 20% of First Colony
    Corporation(3)                                         -        (93,600)              -                -              -
Gain on sale of subsidiary(4)                              -              -               -          (78,993)             -
Other income, net                                     (9,987)        (1,475)         (1,652)          (8,110)       (11,649)
Income from continuing operations before
 income taxes and extraordinary item and
 cumulative effect of accounting changes             133,507        206,618         135,220          215,758        197,303
Income taxes                                          43,485         99,373          41,168           79,331         62,133
Income from continuing operations
 before extraordinary item and
 cumulative effect of accounting
 changes                                              90,022        107,245          94,052          136,427        135,170
Extraordinary after-tax charge due to early
   extinguishment of debt(5)                          (5,000)             -               -                -              -
Cumulative effect of accounting changes for:(6)
   Postretirement health benefits (net of tax              -        (34,348)              -                -              -
   Deferred income taxes                                   -         19,616               -                -              -
Income from continuing operations                     85,022         92,513          94,052          136,427        135,170
Income from discontinued operations                   90,483        162,472         112,616           95,762         96,162
Net income                                        $  175,505     $  254,985      $  206,668      $   232,189     $  231,332
Financial Position and Other Data(1)
Total assets - continuing operations              $2,009,198     $1,878,898      $1,570,505       $1,385,643     $1,242,754
Net assets of discontinued operations                      -        658,550         909,876          775,523        706,595
   Total                                          $2,009,198     $2,537,448      $2,480,381       $2,161,166     $1,949,349
Continuing Operations:
   Working capital                                $  407,182     $  327,840      $  318,716       $  277,289     $  268,312
   Current ratio                                   2.25 to 1      1.71 to 1       2.25 to 1        2.12 to 1      2.28 to 1
   Depreciation and amortization                  $  127,456     $  105,765     $    89,879       $   88,522     $   81,683
   Capital expenditures                              205,029        157,412         166,148          151,822        119,082
   Acquisitions of businesses                        125,431        136,50           24,035           61,575         33,563
   Gross margin as a % of net sales                     28.5           29.2            31.9             31.6           31.2
   Research and development expenses              $   75,624     $   73,831     $    69,119       $   65,186     $    61,229
Long-term debt(7)                                    686,986        711,736         810,849          683,829         497,181
Redeemable preferred stock                               200            200             200              214             215
Common and other shareholders' equity                752,581      1,401,279       1,219,313        1,047,606         901,299
Long-term debt as a % of total
 capitalization(7)                                      47.7           33.7            39.9             39.5            35.5
Net Income as a % of shareholders' equity               16.3           19.5            18.2             23.8            22.8
Common Stock
Earnings per share:
Income from continuing operations before
 extraordinary item and cumulative effect
 of accounting changes                                $  .76       $    .90          $  .80          $  1.15         $  1.13
   Extraordinary item                                   (.04)             -               -                -               -
   Cumulative effect of accounting changes                 -           (.12)              -                -               -
      Income from continuing operations                  .72            .78             .80             1.15            1.13
      Income from discontinued operations                .76           1.37             .95              .80             .80
      Net income                                $       1.48     $     2.15      $     1.75    $        1.95        $   1.93
Shares used to compute earnings per share            118,436        118,380         118,380          119,309         120,038
Dividends per share:
   Cash dividends declared:
      Regular                                    $       .60      $     .60      $      .60    $         .60      $      .51
      Special                                              -              -               -                -            1.50
         Subtotal                                        .60            .60             .60              .60            2.01
Dividend of common stock of First
 Colony Corporation, at book value                      5.72              -               -                -               -
Dividend of common stock of Tredegar
 Industries, Inc., at book value                           -              -               -                -            1.54
   Total                                          $     6.32     $      .60      $      .60     $        .60     $      3.55
Equity per share(8)                               $     6.36     $    11.84      $    10.31     $       8.85     $      7.53



(1) The results and net assets of the Insurance segment spun off in mid-1993 and the Aluminum, Plastics and Energy businesses spun off in mid-1989 are reported as discontinued operations. Certain amounts have been restated/reclassified to conform to the current presentation.
(2) Includes the 1993 writedown of the Canadian plant and other related costs of $14,200, costs of work-force reductions in the U.S. and Europe amounting to $7,635, and $14,315 for downsizing cost of Whitby Research, Inc., and relocation of employees and other related costs ($22,400 after income taxes); 1992 includes charges for the 1994 relocation of the Petroleum Additives Division R&D personnel ($6,000 after taxes); 1991 includes expenses and write-offs of $6,350 resulting from the discontinuance of certain developmental research programs and expenses of $4,835 covering the mid-1992 relocation of the Petroleum Additives Division headquarters ($7,000 after income taxes); 1990 includes mainly the write-off of goodwill and provisions for relocation expenses of Whitby, Inc., and for environmental remediation projects at certain chemical facilities ($42,441 after income taxes).
(3) Results from the December 1992 sale of approximately 20% of First Colony Corporation stock ($30,200 after income taxes).
(4) Resulted from the 1990 sale of Hardwicke Chemical Company ($50,765 after income taxes).
(5) The extraordinary after-tax charge is the result of the early redemption of the $116,250, 9 3/8% Sinking Fund Debentures, net of income taxes of $3,000.
(6) Change in accounting for postretirement health benefits ($54,460 before income taxes) and deferred income taxes in accordance with FASB Statements No. 106 and 109, respectively, adopted effective January 1, 1992.
(7) Long-term debt in 1992 includes $250 million of debt of First Colony Corporation spun off July 1, 1993; excluding the debt and net assets of discontinued operations at December 31, 1992, the consolidated debt-to-total-capitalization ratio of the continuing operation would be 38.3%.
(8) Based on the number of common shares outstanding at the end of each year. The decline in 1993 reflects the dividend of common stock of First Colony Corporation of $5.72 per share at book value.

1993 FINANCIAL REVIEW

In the financial data and discussion, the accounts and operations of the Chemicals segment and Corporate activities are reported under the caption "Chemicals." On July 1, 1993, the Company completed the spin-off of its approximate 80% interest in First Colony Corporation (First Colony), which included the operations of First Colony Life Insurance Company and subsidiaries. Consequently, the accounts and operations of the Insurance segment are reported as "Discontinued Insurance Operation."

The Company has scheduled a spin-off to Ethyl's shareholders of its Chemicals Businesses, which include the Olefins and Derivatives Division, the Bromine Chemicals Division and the Specialty Chemicals Division. The Internal Revenue Service has acted favorably on the requested determination that the spin-off will be tax-free to Ethyl and its shareholders. A Form 10 has been filed with the Securities and Exchange Commission, and an Information Statement was mailed to Ethyl shareholders. The spin-off transaction is scheduled to be completed on February 28, 1994. The impact of the spin-off has not been reflected in the financial information being presented, but pro forma disclosures are included in the Notes to Financial Statements.

Results of Operations:

1993 Compared to 1992

Net Sales
Net sales for 1993 increased $245.8 million (15%) from 1992. The increase primarily reflected acquisition of Amoco's petroleum additives business in June 1992, a lubricant additives business in Japan at the end of 1992 and the organic and inorganic brominated compounds business of Potasse et Produits Chimiques (PPC) in February 1993. Additional increases were due to higher shipments of linear and poly alpha olefins and zeolites, partially offset by lower selling prices. Shipments of flame retardants and pharmaceutical products also were higher. Revenues from lead antiknocks were down due to lower shipments, as expected, partly offset by higher selling prices.

Costs & Expenses
Cost of goods sold in 1993 increased $187.2 million (16%), primarily due to increased shipments, mainly reflecting the impact of acquisitions in 1992 and 1993 (discussed earlier).

Other significant factors were higher operating costs (including depreciation of the new linear alpha olefin facility) due to low capacity utilization at the Feluy, Belgium, and Houston, Texas, olefin manufacturing facilities and higher maintenance and repair expenses ($96.9 million in 1993 versus $83.5 million in 1992) resulting partly from scheduled plant turnarounds at Feluy and Houston and higher environmental operating costs. These items were partly offset by slightly lower per-unit raw material costs, the nonrecurrence of $12.7 million of start-up costs in 1992 at Ethyl's new linear alpha olefin facility in Feluy and a favorable foreign-exchange effect. In addition, lead antiknock product costs were lower because of product source (a higher percentage of lower-cost, self-produced product was sold in 1993 than in 1992, when a larger quantity and higher percentage of purchased material was sold).

Average raw material costs decreased during 1993 from 1992. Ethylene, process oil, aluminum metal, 2-ethyl-1-hexanol and isobutylene costs were lower. Polybutene costs were higher. Average energy unit costs were mixed. Natural gas prices were higher in 1993 than in the prior year, but electricity costs were lower.

Gross profit margin decreased to 28.5% in 1993 from 29.2% in 1992 primarily due to continuing high costs at the olefin manufacturing facilities due to low capacity utilization caused by continuing excess capacity in the marketplace, a situation likely to continue into 1994. The decline in the gross profit margin also reflected the impact of low profit margins from the PPC operations, which reflected the ongoing recession in Europe that continues in 1994.

Selling, general and administrative expenses combined with research-and-development expenses increased 12% in 1993 over 1992. The 1993 increase reflected the impact of the PPC and petroleum additives acquisitions, higher employee-related expenses, higher expenses for outside consulting and testing costs and increased technical services expenses, partially offset by the favorable effect of foreign exchange rates and the recovery of prior years' legal fees resulting from settlement of a lawsuit in 1993. The additional technical services expenses are due mainly to changes in the lubricant additives market and the efforts to integrate the lubricant additives products and technologies acquired from Amoco in 1992.

Selling, general and administrative and research-and-development expenses as a percentage of net sales decreased slightly to 18% in 1993 from 18.3% in 1992.

Special Charges
Special charges in 1993 amounted to $36.1 million, while 1992 had special charges of $9.5 million. The 1993 special charges include the provisions for corporate downsizing, plant write-down and related costs amounting to $36.1 million ($22.4 million after income taxes, or $.19 per share). The major components included $14.2 million related to ceasing production at the Canadian antiknock facility, including plant write-down and other related costs, $14.3 million for downsizing costs of Whitby Reasearch, Inc., relocation of employees and other related costs as well as $7.6 million for work-force reductions in the U.S. and Europe. The early-retirement and work-force-reduction program is expected to result in annual after-tax savings of about $12 million.

In 1992 special charges were $9.5 million ($6 million after income taxes, or $.05 per share) for estimated relocation and related expenses in connection with the planned transfer of Petroleum Additives Division R&D personnel from St. Louis, Missouri, to Richmond, Virginia, when new research facilities are completed in mid-1994.

Operating Profit
Operating profit in 1993 decreased 4% from 1992. However, 1993 included special charges of $36.1 million (discussed earlier), while1992 included a special charge of $9.5 million (also discussed earlier). Excluding the effects of these special charges, 1993 operating profit increased 11% from 1992. The increase was due to higher lubricant additives profit mainly reflecting the increased 1993 volumes resulting from 1992 acquisitions, partly offset by higher operating costs resulting from an inventory-reduction program; higher antiknock profit mainly reflecting lower product costs; higher profit from fuel additives other than antiknocks, primarily due to higher shipments partly resulting from 1992 acquisitions; improved poly alpha olefin results reflecting higher shipments and operating margins; and higher zeolite profit due mainly to additional volume and a favorable foreign-exchange impact. Partly offsetting factors were lower linear alpha olefin profit due to higher operating costs offset in part by higher shipments; lower alcohols profit due to lower ship-ments and margins; lower bromine chemicals profit due to lower selling prices and higher product costs; and lower pharmaceutical intermediates profit primarily due to lower margins offset in part by higher shipments.

Interest & Financing Expenses
Interest and financing expenses in 1993 decreased $18.2 million (29%) from 1992 due to lower average outstanding long-term debt and slightly lower average interest rates in 1993.

Other Income, Net
Other income, net, increased to $10 million from $1.5 million in 1992 primarily due to a gain of about $5.9 million on the sale in 1993 of a financial services subsidiary. Also, 1992 results reflected losses on non-operating assets that did not recur in 1993.

Income Taxes
Income tax expense in 1993 decreased 56% from 1992, reflecting a 35% reduction in income from continuing operations before income taxes and extraordinary item and the cumulative effect of accounting changes as well as a lower effective income tax rate (32.6% in 1993 versus 48.1% in 1992). The 1993 rate reflected a deferred tax benefit to be realized in 1994 in connection with the downsizing of Whitby Research in addition to other favorable tax credits, which were partly offset by (1) the absence of a tax benefit on significant operating losses of the Company's Belgian subsidiary,
(2) a nonrecurring deferred tax charge required by Financial Accounting Standards Board (FASB) Statement No. 109, and (3) additional taxes on the first-half 1993 earnings of the spun-off insurance business resulting from federal income tax legislation, which increased the income tax rate retroactive to January 1, 1993. In addition, the 1992 rate reflected a high tax rate on the gain on the sale of 20% of the Company's interest in First Colony due to a lower tax basis than book basis.

See Note 15 of Notes to Financial Statements on Page 40 for details of changes in effective income tax rates.

Extraordinary Item
In December 1993, the Company redeemed its $116.25-million 9 3/8% Sinking Fund Debentures at a premium, resulting in an after-tax charge of $5 million
($.04 per share).

Discontinued Insurance Operation
The Company's interest in First Colony's income after income taxes decreased 44% to $90.5 million in 1993 from $162.5 million in 1992. The decline resulted from the spin-off of the Company's 80% interest in First Colony on July 1, 1993, whereby six months of income was reported in the 1993 period versus 12 months of income from the Company's then-100% interest in the discontinued insurance operation that was reported in the 1992 period.

1992 Compared to 1991

Net Sales
Net sales for 1992 increased $158 million (10%) from 1991, largely due to increased shipments of lubricant additives and fuel additives other than antiknocks, primarily reflecting the acquisition of Amoco's petroleum additives business in June 1992. Shipments of flame retardants, pharmaceutical products and agricultural intermediates also were higher. Olefin shipments were down slightly for the year, and zeolite volumes also were lower. Antiknock shipments declined, as expected, but the impact was offset in part by higher selling prices.

Costs & Expenses
Cost of goods sold in 1992 increased $154.4 million (15%) from 1991, primarily reflecting increased shipments due to the acquisition of Amoco's petroleum additives business and higher start-up costs at Ethyl's new olefin facilities in Feluy ($12.7 million in 1992 versus $3.9 million in 1991). Other significant factors were high operating costs (including depreciation on the new linear and poly alpha olefin facilities) due to low capacity utilization at the Feluy and Houston olefin manufacturing facilities, an unfavorable foreign-exchange effect and higher environmental costs, partially offset by slightly lower per-unit raw material costs. Maintenance and repairs of fixed assets amounted to $83.5 million in 1992 versus $81 million in 1991.

Average raw material costs decreased during 1992 from 1991. The average prices for ethylene, process oil, aluminum metal and bisphenol-A were lower than 1991 prices, while average prices of phenol, isobutylene, sodium metal and lead metal were higher than in 1991. Average prices for polybutenes and for 2-ethyl-1-hexanol were about the same in 1992 as in 1991. Average energy unit costs increased in 1992 over the prior year.

Gross profit margin decreased to 29.2% in 1992 from 31.9% in 1991. The decrease mainly reflected high operating costs at the olefin manufacturing facilities due to start-up costs at Feluy as well as low capacity utilization caused by excess capacity in the marketplace, unfavorable foreign-exchange effects and higher environmental costs.

Selling, general and administrative expenses combined with research-and-development expenses increased 8% in 1992 over 1991. The 1992 increase mainly reflects higher employee-related and other expenses to support business expansions (including the addition of over 100 sales and technical-services support staff with the Amoco acquisition in late June 1992) and advertising and promotional costs of new pharmaceutical products as well as the effect of inflation, offset in part by lower expenses associated with product testing and outside consulting related to HiTEC- 3000 performance additive (MMT).

Selling, general and administrative and research and development expenses as a percentage of net sales decreased slightly to 18.3% in 1992 from 18.6% in 1991.

Special Charges
Special charges in 1992 amounted to $9.5 million, while 1991 had special charges of $11.2 million. The 1992 special charges of $9.5 million represented the estimated relocation and related ex-penses in connection with the planned transfer of Petroleum Additives Division R&D employees from St. Louis to Richmond when new research facilities are completed in mid-1994.

In 1991, special charges of $11.2 million reflected a charge of $6.4 million resulting from the discontinuation of certain developmental research programs as well as a charge of $4.8 million for the relocation of the Petroleum Additives Division headquarters to Richmond in 1992.

Operating Profit
Operating profit in 1992 decreased 10% from 1991. However, special charges of $9.5 million in 1992 and $11.2 million in 1991 and an additional annual charge of $4 million in connection with the accounting change for postretirement health costs in 1992 affected the comparison. Excluding the effects of these items, 1992 operating profit decreased 8% resulting primarily from lower olefins profit, mainly reflecting start-up costs of $12.7 million related to the new linear alpha olefin facility in Feluy in 1992 versus $3.9 million related primarily to the new poly alpha olefin facility in 1991 and higher production costs at the Feluy and Houston olefin manufacturing facilities as well as lower profit margins. Lubricant additives profit declined from 1991 reflecting lower shipments and higher costs. However, lubricant additives in the second half of 1992 had improved results versus the prior year, reflecting the benefit of the acquisition of Amoco's petroleum additives business. Operating profit for 1992 compared to 1991 reflected higher selling and administrative expenses, an unfavorable foreign-exchange impact and higher environmental costs, partially offset by im-proved 1992 results in silicon materials, flame retardants and fuel additives other than antiknocks as well as Whitby Pharmaceuticals, reflecting higher shipments. Overall antiknock profit was slightly ahead of 1991 in spite of a decline in MMT results due to lower shipments.

Interest & Financing Expenses
Interest and financing expenses in 1992 increased $3.2 million (5%) due to a lower amount of interest capitalized and interest on higher average debt outstanding in 1992, partially offset by a lower average interest rate in 1992.

Other Income, Net
Other income, net, decreased 11% in 1992 (to $1.5 million in 1992 from $1.7 million in 1991) due to lower interest income from a reduction in short-term securities.

Gain on Sale of 20% Interest in First Colony Corporation
In December 1992, the Company sold approximately 20% of its investment in First Colony for $256.4 million, net of selling expenses. This resulted in a $93.6-million gain ($30.2 million after income taxes, or $.25 per share).

Income Taxes
Income tax expense in 1992 increased 141% from 1991 reflecting a 53% increase in income from continuing operations before income taxes and cumulative effect of accounting changes as well as a higher effective income tax rate (48.1% in 1992 versus 30.4% in 1991). The increased rate is due primarily to a high tax rate on the gain on the sale of 20% of the Company's interest in First Colony Corporation due to a lower tax basis than book basis. Excluding the impact of this sale, the 1992 effective tax rate would be 31.8% versus 30.4% in 1991, reflecting reduced benefits from the Company's foreign sales corporation.

Accounting Changes
In the fourth quarter of 1992, the Company changed its method of accounting for postretirement health benefits and its method of accounting for deferred income taxes, both retroactive to January 1, 1992, in accordance with FASB

Statement Numbers 106 and 109, respectively.

By changing to the accrual method of accounting for postretirement health benefits, the Company recognized a cumulative noncash charge of $54.5 million, or $34.3 million, net of income taxes, and increased its 1992 annual expenses to approximately $7.1 million from $3.1 million. By changing its method of accounting for income taxes, the Company also decreased its deferred income tax liability and increased net income by $19.6 million. The combined cumulative net charge amounted to $14.7 million ($.12 per share). (See Notes 14 and 15 of Notes to Financial Statements on Pages 39 and 40 for details.)

Discontinued Insurance Operation
In 1992, the Company's interest in First Colony's income after income taxes increased $49.9 million (44%) to $162.5 million over 1991 including a $60.6 million increase in realized gains on investments as a result of bond calls and redemptions. Excluding realized gains, Insurance profit increased due to higher earnings on increased business in force, relatively better life insurance mortality experience and accelerated income from collateralized mortgage obligations (CMOs) in the bond portfolio. These increases were offset in part by accelerated amortization of deferred acquisition costs related to both realized investment gains and CMO income and a provision for guaranty fund costs related to the insolvency of certain life insurance companies.

Information About Significant Product Lines
Lead antiknock compounds, which are sold worldwide by the Petroleum Additives Division to petroleum refiners, remain one of the Company's largest product lines. The Company estimates that it accounts for approximately one-third of the total worldwide sales of lead antiknock compounds. For a number of years lead antiknock compounds have been subject to regulations restricting the amount of the product that can be used in gasoline in the United States. Similar restrictions have been in effect in Canada since 1990. The North American market for these products in motor vehicles has effectively been eliminated, but the market for their use in piston aircraft and certain other applications has remained at about the same level for years and is expected to remain stable. As the Company has forecast and planned, the market for these products in other major areas of the world, particularly Western Europe, continues to decline as use of unleaded gasoline grows.

The contribution of lead antiknock compounds to the Company's net sales has declined to about 13% in 1993 from about 16% in 1992 and about 19% in 1991. The lead antiknock profit contribution to the Company's operating profit excluding allocation of corporate expenses is estimated to have been 49% in 1993, 50% in 1992 and 44% in 1991. Excluding the costs related to the planned cessation of lead antiknock compound production at the Company's Canadian plant, the 1993 lead antiknock profit contribution would have been about 52%. In recent years, the Company has been able to offset a continuing decline in shipments of lead antiknock compounds with higher margins due primarily to significant increases in selling prices. Any further decline in the use of lead antiknocks would adversely affect such sales and profit contributions unless the Company can offset such declines with increased market share and/or higher selling prices.

The Company currently produces some of its lead antiknock compounds in its subsidiary's Canadian plant and obtains additional quantities under a supply agreement with E. I. DuPont de Nemours & Company. On January 11, 1994, the Company announced an agreement with The Associated Octel Company Limited (Octel) of London under which Octel will allocate a portion of its production capacity of lead antiknock compounds to the Company for sale and distribution through the Company's worldwide network. Ethyl also announced that its Canadian subsidiary would cease production of lead antiknock compounds by March 31, 1994. The agreement continues so long as the Company determines that a market continues to exist for lead antiknock compounds. Under the agreement with Octel, the Company has the right to purchase from Octel lead antiknock compounds, which the Company estimates will be sufficient to cover its needs in any contract year. Purchases are at a fixed initial price per pound with periodic escalations and adjustments.

In addition to the supply agreement, Octel and the Company have agreed that the Company will assume the distribution for Octel of any of its lead antiknock compounds that are shipped in bulk.

The Company believes the agreements with Octel will assure it of an ongoing, efficient source of supply for lead antiknock compounds as the worldwide demand for these products continues to decline. It does not anticipate that the cessation of its Canadian lead antiknock operations and the entry into the Octel supply agreement will adversely affect its relations with its customers, nor will these changes have a material effect on its future results of operations. The Company and Octel will continue to compete vigorously in sales and marketing of lead antiknock compounds.

The Company also sells manganese-based antiknock compounds (MMT) used in unleaded gasoline in Canada. The Company conducted extensive testing of this product prior to filing a request in 1990 for a fuel-additive waiver from the United States Environmental Protection Agency (EPA), which is required to begin marketing the additive for use in unleaded gasoline in the United States. The Company voluntarily withdrew its waiver application in November 1990 after public hearings and detailed exchanges of information with the EPA, when the EPA raised several health and environmental questions near the end of the 180-day statutory review period. The Company continued testing and filed a new waiver request in July 1991, followed by additional public hearings and detailed exchanges of information with the EPA.

In January 1992, the EPA denied the Company's application for a waiver. An appeal was filed with the United States Court of Appeals for the District of Columbia Circuit contesting the EPA's denial of the application for a waiver for the use of the additive in unleaded gasoline. In April 1993, the Court remanded the case to the EPA for reconsideration within 180 days of its denial of the Company's waiver application, directing the EPA to consider new evidence and make a new decision.

On November 30, 1993, the EPA determined that emissions data contained in the Company's application satisfy all Clean Air Act standards, but reported that it was not able to complete its assessment of the overall public-health implications of manganese. The Company and the EPA mutually agreed to an 180-day extension (until May 29, 1994) to resolve this last remaining issue.

Financial Condition & Liquidity:
Consolidated cash and cash equivalents at December 31, 1993, were about $48.2 million, which represents a decrease of $114.8 million from $163 million at year-end 1992. The large decrease primarily is due to the use of $100 million reserved at the end of 1992 for the early redemption on January 11, 1993, of the Company's $100-million 11% Notes due in 1995.

Cash flows from operating activities in 1993 of $150.1 million, supplemented by additional long-term debt of $360.4 million, were used primarily to provide funds for capital expenditures, to acquire the organic and inorganic brominated compounds business of Potasse et Produits Chimiques (PPC) from Rhone-Poulenc S.A. in February 1993 and make a further payment in connection with the acquisition of the lubricant additives business in Japan (total outlay for acquisitions of approximately $125.4 million), to pay regular quarterly dividends to common shareholders and to repay long-term debt. Long-term debt of $230.4 million was repaid in 1993, of which $100 million represented the 11% Notes due in 1995 that was repaid with a like amount of short-term securities reserved for this purpose. The balance of $130.4 mil lion included the early repayment on December 15, 1993, of the Company's $116.25-million 9 3/8% Sinking Fund Debentures due in 2016 and the remaining amount consisted of scheduled debt repayments.

Cash flows from operating activities in 1992 of $222.1 million, supplemented by additional long-term debt of $164.5 million, were used primarily to provide funds for capital expenditures, to acquire the lubricant and fuel additives business from Amoco in June and a lubricant additives business in Japan in December (for a total of $136.5 million) and to pay regular quarterly dividends to common shareholders. A $250-million special dividend received from First Colony in December 1992 was used to repay a like amount of long-term debt. Additional long-term debt of approximately $150 million was repaid in December with part of the proceeds from the sale of approximately 20% of First Colony. The balance of the proceeds were invested in short-term securities and reserved for purposes of redeeming, at principal amount on January 11, 1993, the Company's $100-million 11% Notes.

The Company anticipates that cash provided from operations in the future will be sufficient to pay its operating expenses, satisfy debt-service obligations and make dividend payments to common shareholders. With respect to operating expenses, management expects that, because the discount rates used for actuarial calculations in connection with the Company's pension and postretirement benefit plans declined, pension and postretirement benefit expenses will increase in 1994.

The noncurrent portion of Ethyl's consolidated long-term debt amounted to $687 million at December 31, 1993, representing an increase of $225.3 million from $461.7 million at the end of 1992. The Company's long-term debt as a percent of total capitalization at December 31, 1993, was 47.7%. On a pro forma basis, assuming the spin-off of First Colony had taken place at December 31, 1992, the Company's long-term debt as a percent of total capitalization would have been 38.3% at December 31, 1992. The Company targets a range of 40% to 50% for its long-term debt ratio.

The Company's capital-spending program over the next three to five years is expected to decrease from current levels, but it likely will be maintained at the current level in 1994 by spending on projects already approved (primarily an additional $130 million for petroleum additives facilities to manufacture products now provided by Amoco under a short-term supply agreement expiring in mid-1995). Capital spending for environmental and safety projects likely will increase somewhat from current levels. The capital spending will be financed with a mixture of cash provided from operations and additional long-term debt.

Ethyl's acquisition searches are primarily for chemical businesses and are normally for cash and are funded through internal and external sources, including the use of existing lines of credit and long-term debt. The proceeds from occasional sales of businesses normally are used to repay long-term debt.

On February 16, 1994, Ethyl entered into a new five-year, $1-billion unsecured credit facility to replace its existing $700-million credit agreement. On March 1, 1994, the credit facility automatically will be split into twoseparate, $500-million facilities upon the scheduled spin-off of the Company's Chemicals Businesses to be contained in a wholly owned subsidiary, Albemarle Corporation. The initial proceeds from the Albemarle credit facility will be utilized by Albemarle to absorb the planned transfer from the Company to Albemarle of a portion of the Company's borrowing under the credit facility. Fees of up to 3/8 of 1% per annum are assessed on the unused portion of the new commitment. The credit facility permits borrowing for the next five years at various interest rate options. The facility contains a number of covenants, representations and events of default typical for a credit facility agreement of this size and nature, including financial covenants requiring the Company to maintain consolidated indebtedness (as defined) of not more than 60% of the sum of shareholders' equity and consolidated indebtedness and maintenance of minimum shareholders' equity of at least $250 million after the spin-off.

The amount and timing of additional borrowing will depend on the Company's specific cash requirements. See Notes 9 and 21 of Notes to Financial Statements on pages 37 and 44 for information on unused lines of credit.

Environmental Matters
The Company is subject to federal, state and local requirements regulating the handling, manufacture and use of materials (some of which may be classified as hazardous or toxic by one or more regulatory agencies), the discharge of materials into the environment and the protection of the environment. It is the Company's policy to comply with these requirements and to provide workplaces that are safe, healthful and environmentally sound for employees and that will not adversely affect the safety, health or environment of communities in which Ethyl does business. The Company believes that as a general matter its policies, practices and procedures are properly designed to prevent any unreasonable risk of environmental damage, and of resulting financial liability, in connection with its business.

To the best of the Company's knowledge, Ethyl currently is complying with and expects to continue to comply in every material respect with all existing environmental laws, regulations, statutes and ordinances even though compliance with government pollution-abatement and safety regulations usually increases operating costs and requires remediation costs and investment of capital that in some cases produces no monetary return. Such compliance with federal, state, local and foreign environmental protection laws has not in the past had, and is not expected to have in the future, a material effect upon the Company's competitive position.

Environmental operating and remediation costs charged to expense were approximately $61 million in 1993, $51 million in 1992 and $38 million in 1991 (excluding depreciation of previous capital expenditures) and are expected to be somewhat higher in the next few years than in the past. Virtually all of the costs represent ongoing costs of operations. For sites where Ethyl has been named a Potentially Responsible Party (PRP), costs had been accrued previously, and payments related to such sites were charged against accrued reserves, which at December 31, 1993, were immaterial.

Capital expenditures for pollution-abatement and safety projects, including such costs that are included in other projects, were approximately $30 million in 1993, versus $29 million in 1992 and $25 million in 1991. For each of the next few years, capital expenditures for these types of proj-ects are likely to exceed current levels. Management's estimates of the effects of compliance with governmental pollution-abatement and safety regulations are subject to (1) the possibility of changes in the applicable statutes and regulations or in judicial or administrative construction of such statutes and regulations and (2) uncertainty as to whether anticipated solutions to pollution problems will be successful, or whether additional expenditures may prove necessary.

Among other environmental requirements, the Company is subject to the Federal Superfund law, and similar state laws, under which the Company may be designated as a PRP and may be liable for a share of the costs associated with cleaning up various hazardous-waste sites. In most cases, the Company's participation is de minimis. Further, almost all such sites represent environmental issues that are quite mature and have been investigated, studied and in many cases settled.

In de minimis PRP matters, the Company's policy generally is to negotiate a consent decree and to pay any apportioned settlement, enabling the Company to be effectively relieved of any further liability as a PRP, except for remote contingencies.

In other than de minimis PRP matters, the Company's records indicate that unresolved exposures are immaterial. The Company accrues and expenses its proportionate share of PRP costs in accordance with FASB Statement No. 5 and FASB Interpretation No. 14.

Because management has been actively involved in evaluating environmental matters, the Company is able to conclude that the outstanding environmental liabilities for unresolved PRP sites for which the Company would not be a de minimis participant are not material.

GEOGRAPHIC AREAS:
(In Thousands)
                                                           1993           1992          1991          1990            1989
Net sales:
Domestic unaffiliated:
United States                                         $   969,438     $  829,432    $  712,826     $  778,127      $  758,308
Export                                                    338,944        352,596       323,564        279,639         285,375
Transfers to foreign affiliates                           258,966        270,887       331,751        313,068         297,286
Foreign unaffiliated                                      630,008        510,554       498,181        533,174         475,954
Elimination of transfers                                 (258,966)      (270,887)     (331,751)      (313,068)       (297,286)
   Total                                              $ 1,938,390     $1,692,582    $1,534,571     $1,590,940      $1,519,637
Operating profit:
Domestic                                              $   161,590     $  174,870    $  178,776     $  178,538      $  230,950
Foreign                                                    42,392         35,068        52,058         50,833          52,036
Subtotal                                                  203,982        209,938       230,834        229,371         282,986
Unallocated expenses                                      (36,377)       (36,116)      (38,169)       (35,877)        (36,173)
Operating profit                                          167,605        173,822       192,665        193,494         246,813
Interest and financing expenses                           (44,085)       (62,279)      (59,097)       (64,839)        (61,159)
Gain on sale of 20% of First
  Colony Corporation                                            -         93,600             -              -               -
Gain on sale of Hardwicke Chemical Company                      -              -             -         78,993               -
Other income, net                                           9,987          1,475         1,652          8,110          11,649
Income from continuing operations before income
  taxes and extraordinary item and cumulative effect
  of accounting changes                               $   133,507     $  206,618    $  135,220     $  215,758      $  197,303
Identifiable assets:
Domestic                                              $ 1,250,650     $1,155,860    $  975,415     $  894,269      $  895,191
Foreign                                                   628,830        517,390       484,498        407,501         245,887
Non-operating assets                                      129,718        205,648       110,592         83,873         101,676
Net assets of discontinued
  insurance operation                                           -        658,550       909,876        775,523         706,595
   Total                                              $ 2,009,198     $2,537,448    $2,480,381     $2,161,166      $1,949,349

Refer to notes (a) through (g) on page 28.

Geographic Areas
Domestic operating profit includes profit from U.S. export sales and profit from sales to foreign affiliates of products that are resold in foreign markets. Intercompany transfers from foreign areas to the United States are not material. Transfers between geographic areas are priced at various discounts depending on the product and economic activity of the transferee.

Net unaffiliated sales of foreign subsidiaries for 1993 increased 23% over 1992, primarily due to the PPC acquisition and the acquisition of a lubricant additives business in Japan. Net unaffiliated sales of foreign subsidiaries for 1992 increased 2% over 1991.

Export sales decreased 4% in 1993 from 1992. This decrease was due to a decline in shipments of lead antiknocks and alpha olefins to Europe, partially offset by increases in shipments of lead antiknocks to Latin America and of lubricant additives to the Far East. Export sales increased 9% in 1992 from 1991 due primarily to higher lead antiknock selling prices and increased shipments of flame retardants to the Far East. Transfers to foreign affiliates declined in 1993 and 1992 from the prior year with the 1992 decrease due primarily to lower lead antiknock volume and lower olefins shipments and selling prices to Ethyl S.A.

Foreign operating profit for 1993 increased 21% from 1992 due to the acquisition of the lubricant additives business in Japan and favorable foreign-exchange effects, partially offset by a $14.2-million charge for write-down of the Canadian plant and other costs. Foreign operating profit for 1992 decreased 33% from 1991 due mainly to higher linear and poly alpha olefin costs due to low capacity utilization as well as $12.7 million in start-up costs at the Feluy olefins manufacturing plant in 1992 versus $3.9 million in 1991 and an unfavorable foreign-exchange effect. This was offset partially by higher operating profit at Ethyl Canada due to higher antiknock shipments.

Total assets, excluding net assets of the discontinued insurance operation, were $2,009.2 million at the end of 1993, an increase of $130.3 million from $1,878.9 million at the end of 1992, which was $308.4 million higher than $1,570.5 million at the end of 1991. The increase in operating assets in 1993 primarily reflected capital expenditures for new plants and expansions in the U.S. and the acquisition of PPC in France. The increase in 1992 primarily reflected the acquisitions of petroleum additives businesses.

The decrease in non-operating assets in 1993 primarily reflected the use of $100 million in short-term securities reserved in 1992 for redemption of the Company's $100 million of 11% Notes on January 11, 1993. The increase in non-operating assets in 1992 mainly reflected the short-term securities used to redeem the 11% Notes.


SELECTED QUARTERLY FINANCIAL DATA (a)
(In Thousands Except Earnings Per Share) (Unaudited)
                                                    First        Second       Third       Fourth
1993                                                Quarter      Quarter     Quarter      Quarter
Net sales                                          $  469,828    $495,038    $486,874     $486,650
Gross profit                                       $  131,008    $140,486    $150,349     $130,296
Special charges (b)                                         -    $  2,400    $ 10,600     $ 23,150
Income from continuing operations before
 extraordinary item                                $   26,329    $ 30,825    $ 19,966     $ 12,902
Extraordinary after-tax charge due to early
 extinguishment of debt (e)                                 -           -           -       (5,000)
Income from continuing operations                      26,329      30,825       19,966       7,902
Income from discontinued insurance operation (f)       45,536      44,947            -           -
Net income                                         $   71,865    $ 75,772    $ 19,966     $  7,902
Earnings per share:
Income from continuing operations before
 extraordinary item                                $      .22    $    .26    $    .17     $    .11
Extraordinary after-tax charge (e)                          -           -           -         (.04)
Income from continuing operations                         .22         .26         .17          .07
Income from discontinued insurance operation (f)          .39         .38           -            -
Net income                                         $      .61    $    .64    $    .17     $    .07
Shares used to compute earnings per share             118,428     118,436     118,444      118,436

1992
Net sales                                            $389,158    $373,802    $460,672     $468,950
Gross profit                                         $125,349    $112,139    $130,272     $125,726
Special charges (c)                                         -           -           -     $  9,500
Gain on sale of 20% of First
 Colony Corporation (d)                                     -         -             -     $ 93,600
Income from continuing operations
 before cumulative effect of accounting
 changes                                             $  26,196   $ 17,340    $ 22,307     $ 41,402
Cumulative effect of accounting changes
 (net of tax) (g)                                      (14,732)         -           -            -
Income from continuing operations                       11,464     17,340      22,307       41,402
Income from discontinued insurance
 operation (f)                                          36,789     34,667      48,977       42,039
Net income                                           $  48,253   $ 52,007    $ 71,284     $ 83,441
Earnings per share:
Income before cumulative effect of
 accounting changes                                  $     .22   $    .15    $    .19     $    .34
Cumulative effect of accounting changes (g)               (.12)         -           -            -
Income from continuing operations                          .10         .15        .19          .34
Income from discontinued insurance operation (f)           .31         .29        .41          .36
Net income                                           $     .41   $     .44   $    .60     $    .70
Shares used to compute earnings per share              118,348     118,380    118,379      118,415


Notes to Financial Tables
(a) Certain 1993 previously reported quarterly amounts and certain prior-year amounts have been restated/reclassified to conform to current presentation.
(b) Operating profit for 1993 includes special charges for the write-down of the Canadian plant and other costs of $14,200, costs of work-force reductions in the U.S. and Europe amounting to $7,635 and $14,315 for downsizing costs of Whitby Research, Inc., and relocation of employees and other related costs ($22,400 after income taxes).
(c) Operating profit for 1992 includes a special charge of $9,500 ($6,000 after income taxes) for expenses covering the planned 1994 relocation of Petroleum Additives Division research and development personnel from St. Louis, Missouri, to Richmond, Virginia.
(d) Reflects the sale of approximately 20% of Ethyl's investment in First Colony Corporation, which owns First Colony Life Insurance Company ($30,200 after income taxes).
(e) The extraordinary item is the result of the early redemption of Ethyl's $116,250 9 3/8% Sinking Fund Debentures, net of income taxes of $3,000.
(f) On July 1, 1993, Ethyl completed the spin-off of its 80% interest in First Colony Corporation, which included the operations of First Colony Life Insurance Company and subsidiaries. Theresults of the Insurance business are reported as a discontinued insurance operation.
(g) The cumulative effect of accounting changes results from a change in the method of accounting for postretirement health benefits and deferred income taxes in accordance with FASB Statements No. 106 and No. 109, respectively, retroactive to January 1, 1992.

HOW ETHYL USED THE REVENUES IT RECEIVED

Continuing Operations
(In Millions) (Unaudited)
                                        1993                          1992
Materials,
services, etc.                  $1,242.1    63.8%             $1,062.0     62.7%

Payrolls &
employee benefits                  327.3    16.8                 300.0     17.7

Current income &
other taxes                         94.0     4.8                  80.5      4.7

Regular dividends
declared                            71.0     3.6                  71.0      4.2

Interest expense                    44.1     2.3                  62.3      3.7

For use in the business
including expansion &
modernization                      169.9     8.7                 118.3      7.0
Total revenues                  $1,948.4   100.0%             $1,694.1    100.0%


Dividend Information & Equity per Common Share
During 1993 and 1992, the quarterly dividend rate on the common stock was $.15 per share, or $.60 on an annual basis.

See Note 11 of Notes to Financial Statements on page 38 for details of restrictions on dividends.

Equity per common share at December 31, 1993, was $6.36. This reflects the distribution on July 10, 1993, in the form of a tax-free dividend, of one share of First Colony Corporation common stock for every three shares of Ethyl common stock (equivalent to $5.72 per common share based on book value). Excluding the impact of this special dividend in 1993, equity per common share would have been about $12.08 per share at December 31, 1993, and would have compared favorably to $11.84 per share at December 31, 1992, which was up 15% from $10.31 at December 31, 1991.

Market Prices of Common Stock & Shareholder Data
The Company's common stock is traded primarily on the New York Stock Exchange under the symbol EY.

The Cumulative First Preferred 6% Series A stock is not listed.

There were 118,405,287 shares of common stock held by 13,939 shareholders of record, as of December 31, 1993. On that date, there were 28 shareholders of record of Cumulative First Preferred 6% Series A stock.

CONSOLIDATED BALANCE SHEETS

(In Thousands of Dollars Except Share Data)
December 31                                          1993               1992

ASSETS
Current assets:
Cash and cash equivalents                       $     48,201         $  162,988

Accounts receivable, less allowance
 for doubtful accounts (1993 - $4,189;
 1992 - $4,062)                                      345,160            316,582

Inventories:
Finished goods                                       219,001            214,527
Work-in-process                                       12,419             11,434
Raw materials                                         32,173             26,569
Stores, supplies and other                            27,221             27,249
                                                     290,814            279,779
Deferred income taxes and prepaid
 expenses                                             49,522             29,584
Total current assets                                 733,697            788,933

Property, plant and equipment, at cost             1,908,630          1,639,216
Less accumulated depreciation and
 amortization                                       (910,360)          (809,442)
Net property, plant and equipment                    998,270            829,774

Other assets and deferred charges                    164,382            160,394

Goodwill and other intangibles -
 net of amortization                                 112,849             99,797

Net assets of discontinued
 insurance operation                                       -            658,550

Total assets                                      $2,009,198         $2,537,448

See accompanying notes to financial statements.

December 31                                          1993               1992
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                 $   154,971         $  159,372
Accrued expenses                                     125,704             94,112
Long-term debt, current portion                       14,056            114,456
Dividends payable                                     17,764             17,756
Income taxes payable                                  14,020             75,397
Total current liabilities                            326,515            461,093

Long-term debt                                       686,986            461,736

Other noncurrent liabilities                          99,240             98,800

Deferred income taxes                                143,676            114,340

Redeemable preferred stock:
 Cumulative First Preferred
 ($100 par value) 6% Series A                            200                200

Shareholders' equity:
Common stock ($1 par value)
 Issued - 118,405,287 in 1993 and
 118,357,515 in 1992                                 118,405            118,358
Additional paid-in capital                             2,450              1,708
Foreign currency translation adjustments              (1,757)             9,840
Unrealized gain on marketable equity
 securities of discontinued insurance
 operation (net of deferred income
 taxes of $33,434)                                         -             64,901
Retained earnings                                    633,483          1,206,472
                                                     752,581          1,401,279
Total liabilities & shareholders' equity          $2,009,198         $2,537,448


See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF INCOME


(In Thousands of Dollars Except Per-Share Amounts)
Years ended December 31                            1993         1992          1991
Net sales                                       $1,938,390   $1,692,582    $1,534,571
Cost of goods sold                               1,386,251    1,199,096     1,044,720
Gross profit                                       552,139      493,486       489,851

Selling, general and administrative
 expenses                                          272,760      236,333       216,882
Research and development expenses                   75,624       73,831        69,119
Special charges                                     36,150        9,500        11,185
Operating profit                                   167,605      173,822       192,665

Interest and financing expenses                     44,085       62,279        59,097
Gain on sale of 20% interest in
 First Colony Corporation                                -      (93,600)            -
Other income, net                                   (9,987)      (1,475)       (1,652)

Income from continuing operations before
 income taxes and extraordinary item and
 cumulative effect of accounting changes           133,507      206,618       135,220
Income taxes                                        43,485       99,373        41,168
Income from continuing operations before
 extraordinary item and cumulative effect of
 accounting changes                                 90,022      107,245        94,052

Extraordinary after-tax charge due to
 early extinguishment of debt                       (5,000)           -             -
Income from continuing operations before
 cumulative effect of accounting changes            85,022      107,245        94,052
Cumulative effect of accounting
 changes for:
  Postretirement health benefits (net of tax)            -      (34,348)            -
  Deferred income taxes                                  -       19,616             -
   Total                                                 -      (14,732)            -
Income from continuing operations                   85,022       92,513        94,052

Income from discontinued insurance operation        90,483      162,472       112,616
Net income                                      $  175,505   $  254,985    $  206,668

Earnings per share:
Income from continuing operations before
 extraordinary item and cumulative effect
 of accounting changes                          $      .76   $      .90    $      .80
Extraordinary item                                    (.04)           -             -
Cumulative effect of accounting changes                  -         (.12)            -

Income from continuing operations                      .72          .78           .80
Income from discontinued insurance operation           .76         1.37           .95
Net income                                      $     1.48   $     2.15    $     1.75


See accompanying notes to the financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousands of Dollars Except Share Data)
Years Ended December 31                            1993                          1992                       1991
                                           Shares         Amounts        Shares        Amounts      Shares         Amounts
Common stock
(authorized 400,000,000 shares)
Beginning balance                        118,357,515    $  118,358     118,316,994   $  118,317    118,324,675   $  118,325
Issued upon exercise of stock
 options and SARs                             75,714            75          59,199           59         63,936           64
Purchased and retired                        (27,942)          (28)        (18,678)         (18)       (71,617)         (72)
Ending balance                           118,405,287       118,405     118,357,515      118,358    118,316,994      118,317

Additional paid-in capital
Beginning balance                                             1,708                         865                         398
Exercise of stock options and SARs                            1,374                       1,367                       1,185
Retirement of purchased common stock                           (621)                       (524)                       (716)
Distribution of common stock under bonus plan                   (11)                          -                          (3)
Retirement of purchased 6% First Preferred stock                  -                           -                           1
Ending balance                                                2,450                       1,708                         865

Foreign currency translation adjustments
Beginning balance                                             9,840                      20,993                      19,107
Translation adjustments                                     (11,597)                    (11,153)                      1,886
Ending balance                                               (1,757)                      9,840                      20,993

Unrealized gain on marketable equity securities
Beginning balance                                            64,901                      56,640                      21,903
Unrealized gains                                             13,326                       8,261                      34,737
Spinoff of First Colony Corporation                         (78,227)                          -                           -
Ending balance                                                    -                      64,901                      56,640

Retained earnings
Beginning balance                                         1,206,472                   1,022,498                     887,873
Net income                                                  175,505                     254,985                     206,668
Cash dividends declared:
  First Preferred stock, $6.00 per share                        (12)                        (12)                        (12)
Common stock, $.60 per share                                (71,033)                    (70,999)                    (70,994)
Dividend of common stock of
First Colony Corporation, at book value                    (677,449)                          -                           -
Retirement of common stock                                        -                           -                      (1,037)
Ending balance                                              633,483                   1,206,472                   1,022,498

Total shareholders' equity                                $ 752,581                  $1,401,279                  $1,219,313


See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Dollars)
Years ended December 31                                                       1993         1992        1991
CONTINUING OPERATIONS:
Cash and cash equivalents at beginning of year                              $162,988    $  36,031   $ 32,632
Cash flows from operating activities:
Income from continuing operations                                             85,022       92,513     94,052
Adjustments to reconcile income from continuing operations
 to cash flows from continuing operating activities:
  Depreciation and amortization                                              127,456      105,765     89,879
  Special charges                                                             36,150        9,500     11,185
  After-tax gain on sale of 20% interest in First Colony Corporation               -      (30,200)         -
  Cumulative effect of accounting changes                                          -       14,732          -
  Deferred income taxes, excluding cumulative effect of accounting changes    (7,663)      (3,030)     6,469
  Changes in assets and liabilities, net of effects from acquisitions:
  Income tax payment on 1992 gain on sale of
  20% of First Colony Corporation                                            (60,552)           -          -
  (Increase) decrease in accounts receivable                                 (16,268)       3,506     (4,390)
  (Increase) in inventories                                                     (918)     (16,807)   (31,619)
  (Decrease) increase in accounts payable and accrued expenses               (13,686)      43,879     20,083
  (Decrease) increase in income taxes payable                                 (2,454)       3,231    (32,485)
  Other, net                                                                   3,046       (1,022)   (19,789)
  Cash provided from continuing operating activities                         150,133      222,067    133,385
  Cash flows from investing activities:
  Capital expenditures                                                      (205,029)    (157,412)  (166,148)
  Acquisitions of businesses (net of $5,369 cash acquired in 1993           (125,431)    (136,500)   (24,035)
  Proceeds from sale of 20% interest in First Colony Corporation                   -      256,350          -
  Other, net                                                                     537       (4,274)   (17,350)
  Cash used in investing activities of continuing operations                (329,923)     (41,836)  (207,533)
  Cash flows from financing activites:
  Additional long-term debt                                                  360,448      164,500    138,400
  Repayment of long-term debt                                               (230,355)    (409,700)    (2,260)
  Cash dividends paid                                                        (71,037)     (71,006)   (71,008)
  Repurchases of capital stock                                                  (649)        (543)    (1,838)
  Other, net                                                                   1,448        1,475      1,253
  Cash provided from (used in) financing activities of
   continuing operations                                                      59,855     (315,274)    64,547

Net cash used in continuing operations                                       (119,935)   (135,043)    (9,601)

Cash provided by discontinued insurance operation                               5,148     262,000     13,000

(Decrease) increase in cash and cash equivalents                             (114,787)    126,957      3,399

Cash and cash equivalents at end of year                                    $  48,201    $162,988  $  36,031

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Ethyl Corporation & Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Consolidation - The consolidated financial statements include the accounts and operations of Ethyl Corporation and all of its subsidiaries (the Company). All significant intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation - On April 22,1993, Ethyl's board of directors approved the spin-off of Ethyl's 80-percent interest in First Colony Corporation (First Colony) in the form of a stock dividend to Ethyl common shareholders. The tax-free distribution was made on July 1, 1993. The Company has accounted for the financial results and net assets of First Colony prior to the spin-off as a discontinued insurance operation in accordance with Accounting Principles Board (APB) Opinion No. 30.
Previously reported financial statements for all periods and certain amounts in the accompanying financial statements and notes thereto have been restated to conform to the current presentation.

Foreign Currency Translation - The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate. Translation adjustments (net of deferred income tax benefit of $1,164,000 in 1993 and deferred income tax charges of $5,716,000 and $12,140,000 in 1992 and 1991, respectively) are reflected as foreign-currency translation adjustments in Shareholders' Equity and accordingly have no effect on net income. Transaction adjustments for all foreign subsidiaries are included in income.

Inventories - Inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis for substantially all domestic inventories, and on either the weighted-average cost or first-in, first-out basis for other inventories. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead. Raw materials include purchase and delivery costs. Stores and supplies include purchase costs.

Property, Plant & Equipment - Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income. Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.

Environmental Compliance & Remediation - Environmental compliance costs include the cost of purchasing and/or constructing assets to prevent, limit and control pollution or to monitor the environmental status at various locations. These costs are capitalized and depreciated based on estimated useful lives.
Environmental-compliance costs also include maintenance and operating costs with respect to pollution-prevention-and-control facilities and administrative costs. Such operating costs are expensed as incurred. Environmental remediation costs of facilities used in current operations are generally immaterial and are expensed as incurred. Remediation costs and post-remediation costs at facilities or off-plant-disposal sites that relate to an existing condition caused by past operations are accrued as liabilities and expensed when costs can be reasonably estimated.

Goodwill & Other Intangibles - Goodwill acquired prior to November 1, 1970, ($1,652,000) is not being amortized. Goodwill acquired subsequently ($75,333,000 and $57,895,000 at December 31, 1993 and 1992, respectively, net of accumulated amortization) is amortized on a straight-line basis, over periods from 10 to 20 years. Goodwill of $22,065,000 arising from the 1993 acquisition of Potasse et Produits Chimiques S.A. (PPC) is being amortized on a straight-line basis over periods of 16 to 20 years. Other intangibles ($35,864,000 and $40,250,000 at December 31, 1993 and 1992, respectively, net of accumulated amortization) are amortized on a straight-line basis primarily over periods from three to 17 years. Amortization of goodwill and other intangibles amounted to $14,464,000 for 1993, $9,508,000 for 1992 and $5,598,000 for 1991. Accumulated amortization of goodwill and other intangibles was $41,058,000 and $26,594,000 at the end of 1993 and 1992,
respectively.

Pension Plans & Other Postemployment Benefits - Annual costs of pension plans are determined actuarially based on Financial Accounting Standards Board
(FASB) Statement No. 87, "Employers Accounting for Pensions." The policy of the Company is to fund its U.S. pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974. Annual costs of other postretirement plans are accounted for based on FASB Statement No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." The policy of the Company is to fund its postretirement health benefits for retirees on a pay-as-you-go basis. Annual costs of other postemployment plans for employees who leave the Company for reasons other than retirement are accounted for based on FASB Statement No. 112, "Employers Accounting for Postemployment Benefits." The Company's policy is to fund such benefits on a pay-as-you-go basis.

Research & Development Expenses - Company- sponsored research-and-development expenses related to present and future products are expensed currently as incurred.

Income Taxes - In the fourth quarter of 1992, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on differences between financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.
Prior to 1992, the provision for income taxes was based on APB No. 11 and deferred income taxes arose from differences in recognition of revenue and expense between financial and income tax reporting of various items.

Earnings Per Share - Earnings per share is computed after deducting applicable preferred stock dividends from net income and using the weighted-average number of shares of common stock and common stock equivalents outstanding during the year. The numbers of shares used in computing earnings per share were 118,436,000 in 1993 and 118,380,000 in 1992 and 1991.

2. SUPPLEMENTAL CASH FLOW INFORMATION:
Supplemental information for the Consolidated Statements of Cash Flows is as
follows:                                        (In Thousands)
                                                  1993       1992        1991
Cash paid during the year for:
Income taxes                                    $110,867    $35,863     $85,127
Interest and financing expenses
 (net of capitalization)                          45,352     62,320      58,225
Supplemental investing and
 financing non-cash transactions:
Dividend of common stock of
 First Colony Corporation-at book value         $677,449          -           -
Assumption of liabilities in connection
 with the acquisition of Potasse et Produits
 Chimiques (PPC) in February, 1993.             $ 49,000          -           -

Also see Note 20 with respect to Discontinued
Insurance Operation.


3. INDUSTRY SEGMENT:
The geographic areas table on page 26 (and the related notes on page 28) is an integral part of the consolidated financial statements. Information about the Company's geographic areas is presented for the years 1989-1993. The discussion of geographic areas information is unaudited.

4. CASH & CASH EQUIVALENTS:
Cash and cash equivalents consist of the following:
                                                  (In Thousands)
                                                 1993          1992
Cash and time deposits                          $43,854     $ 62,988
Short-term securities                             4,347      100,000
Total                                           $48,201     $162,988

Short-term securities (generally commercial paper maturing in less than 90 days) are stated at cost plus accrued income, which approximates market value.

5. INVENTORIES:
Domestic inventories stated on the LIFO basis amounted to $115,874,000 and $98,323,000 at December 31, 1993 and 1992, respectively, which are below replacement cost by approximately $36,239,000 and $49,089,000, respectively.

6. DEFERRED INCOME TAXES & PREPAID EXPENSES:
Deferred income taxes and prepaid expenses consist of the following:
                                                   (In Thousands)
                                                  1993        1992
Deferred income taxes-current                   $42,754     $23,697
Prepaid expenses                                  6,768       5,887
Total                                           $49,522     $29,584

7. PROPERTY, PLANT & EQUIPMENT, AT COST:
Property, plant and equipment, at cost consist of
the following:
                                                   (In Thousands)
                                                  1993        1992
Land                                            $ 60,22 7   $ 54,131
Land improvements                                 59,637      57,313
Buildings                                        137,980     114,995
Machinery and equipment                        1,436,965   1,293,997
Capitalized interest                              41,580      36,419
Construction in progress                         172,241      82,361
Total                                         $1,908,630  $1,639,216

Interest capitalized on significant capital projects in 1993, 1992 and 1991 was $6,864,000, $6,763,000, $8,964,000, respectively, while amortization of capitalized interest (which is included in depreciation expense) was $3,246,000, $2,807,000 and $2,266,000, respectively.

8. ACCRUED EXPENSES:
Accrued expenses consist of the following:
                                                               (In Thousands)
                                                              1993        1992
Employee benefits, payrolls and related taxes               $ 35,565    $33,689
Other                                                         90,139     60,423
Total                                                       $125,704    $94,112

9. LONG-TERM DEBT:
A summary of long-term debt maturities at December 31, 1993, is listed below:

                                                       (In Thousands)
                                                                     Variable
                                            Variable       9.8%        Rate
                              Foreign         Rate         Notes       Medium-
                               Bank           Bank         Due         Term
                            Borrowings        Loans        1998        Notes      Misc.         Total
1994                         $13,356                                             $  700      $  14,056
1995                          13,359                                                801         14,160
1996                          13,356                                                841          3,440
1997                          13,359                                $ 6,750          88         20,197
1998                          13,353                    $200,000      6,750          71        220,174
1999-2016                     25,333        $373,000                 20,250       1,624        420,207
                             $92,116        $373,000    $200,000    $33,750      $3,368        702,234
Less unamortized discount                                                                       (1,192)
Total long-term
 debt at December 31, 1993                                                                   $ 701,042

Ethyl S.A. had borrowings totaling approximately 3,256.7 million Belgian francs ($92.1 million) outstanding as of December 31, 1993, with the Generale de Banque, Brussels, Belgium (Banque). Funds borrowed were used to finance the construction of new production facilities in Feluy, Belgium. Annual repayments of the loans are 472 million Belgian francs (approximately $13.4 million) through 1999 and a final payment of 423 million Belgian francs (approximately $12 million) in October 2000. The annual interest rate has been fixed at 9.28% for the period through October 5, 1994. Banque has been granted tax concessions by the Belgian Government and consequently has reduced the interest rate by 25% to 6.96%. Thereafter, the interest rate is subject to renegotiation.

The Company's $200-million 9.8% Notes are due September 15, 1998, at 100% of their principal amount. The Notes are not redeemable prior to September 15, 1995, when they will be redeemable at the option of the Company at 100% of their principal amount.

The Company's $33.75-million variable-rate (ranging from 8.6% to 8.86%) Medium-Term Notes were issued in five series (1 through 5) of $6.75 million each, which are due annually in serial order at 100% of their principal amount, beginning December 15, 1997, through December 15, 2001.

The Company had a variable-rate revolving credit agreement with a group of banks permitting it to borrow up to $700 million, which has been replaced with a new agreement. (See Note 21 for a discussion of the new credit facility.) The former agreement had fees of up to 3/8 of 1% per annum assessed on the unused amount of the commitment. The agreement permitted borrowing through October 16, 1995, at various interest rate options. $373 million was borrowed at December 31, 1993. Amounts outstanding at October 16, 1995, are repayable in 20 consecutive quarterly installments commencing March 31, 1996. Average interest rates on variable-rate loans during 1993 and 1992 were 3.6% and 4.2%, respectively. See Note 11 for restrictions on dividends. The Company also has three uncommitted agreements with banks providing for immediate borrowings up to a maximum of $200 million at the individual bank's money market rate. None was borrowed under these agreements at December 31, 1993. The average interest rates on borrowings during 1993 and 1992 under these agreements were 3.4% and 4.1%, respectively.

10. CAPITAL STOCK:
Redeemable Preferred Stock - Transactions in 1991-1993 were as follows:
                                                     Issued
                                                Shares      Amounts
Cumulative First Preferred, 6% Series A
 (authorized 1,000,000 shares)
January 1, 1991, balance                        2,144       $214,400
Purchased and retired in 1991                    (142)       (14,200)
December 31, 1991, 1992, and 1993, balance      2,002       $200,200

The Cumulative First Preferred 6% Series A stock is redeemable at $101 per share at the option of the Company and is preferentially entitled to par value in involuntary liquidation and the redemption price in voluntary liquidation. Annual mandatory sinking fund requirements approximate $114,000. Stock previously purchased is currently being applied to satisfy the annual sinking fund requirement.

Shareholder Rights Plan - In 1987, the Company declared a dividend of one preferred share purchase right on each outstanding share of common stock as part of a new Shareholder Rights Plan.

Each right entitles common shareholders to buy 1.638 one-thousandth of a share of the Company's authorized Cumulative Second Preferred stock, Series B, at an exercise price of $105. The rights will be exercisable, if not earlier redeemed, only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 30% or more of the common stock.

Each holder of a right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the purchase price, preferred stock (or in certain circumstances, cash, property or other securities of the Company or another person) having a value equal to twice the amount of the purchase price.

The rights will expire on September 24, 1997.

Stock Option Plan - The Company has an incentive stock option plan, whereby incentive stock options and nonqualifying stock options may be granted to officers and other key employees to purchase a specified number of shares of common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. In addition to the stock options, the optionee may also be granted a stock appreciation right (SAR). To date, SARs generally have been granted for the same number of shares subject to related options. Activity in 1991, 1992 and 1993 is shown below:

                                                 Shares     Option Prices
Outstanding at January 1, 1991                  484,852     $17.00-$28.74
Granted                                         177,500     $25.75-$28.33
Exercised                                       (60,618)    $17.00-$26.13
Surrendered upon exercise of SARs               (22,264)    $17.00-$26.13
Lapsed                                          (11,924)    $20.07-$26.13
Outstanding at December 31, 1991                567,546     $20.07-$28.74
Granted                                         178,900     $28.00-$31.49
Exercised                                       (56,759)    $20.07-$27.53
Surrendered upon exercise of SARs               (29,564)    $20.07-$26.13
Lapsed                                           (6,605)    $22.00-$27.53
Outstanding at December 31, 1992                653,518     $20.07-$31.49
Adjustment for First Colony spin-off            238,711     $13.22-$20.73
Exercised                                       (71,865)    $13.22-$28.74
Surrendered upon exercise of SARs               (59,212)    $14.49-$26.13
Lapsed                                         (153,539)    $15.94-$31.49
Outstanding at December 31, 1993                607,613     $13.22-$20.73

All but 22,500 of the unexercised options and related SARs granted prior to 1993 were exercisable at December 31, 1993. On December 31, 1992 and 1993, 3,138,724 and 3,053,552 shares, respectively, were available for grant.

11. RESTRICTIONS ON DIVIDENDS:
The Company's revolving credit agreement contains restrictions, among others, on the payment of dividends. At December 31, 1993, approximately
$256,489,000 can be used for such purposes.

12. GAINS & LOSSES ON FOREIGN CURRENCY:
Foreign currency transaction adjustments resulted in a gain of $1,725,000 in 1993, a loss of $4,918,000 in 1992 and a gain of $3,845,000 in 1991.

13. RENTAL EXPENSE & CONTRACTUAL COMMITMENTS:
Rental expense was $29,680,000 for 1993, $27,060,000 for 1992 and $21,200,000
for 1991.

The Company has a number of operating lease agreements primarily for office space, transportation equipment and storage facilities.

Future lease payments for the next five years for all noncancelable leases as of December 31, 1993, are $16,704,000 for 1994, $11,800,000 for 1995,
$8,827,000 for 1996, $4,775,000 for 1997, $2,917,000 for 1998, and amounts payable after 1998 are $12,291,000.

Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $114,000,000 at December 31, 1993.

The Company is from time to time subject to routine litigation incidental to its business. The Company is not a party to any pending litigation proceedings that will have a materially adverse effect on the Company's results of operations or financial condition. Further, no additional disclosures are required in conformity with FASB Statement No.5, "Accounting for Contingencies," due to immateriality.

14. PENSION PLANS & OTHER
    POSTRETIREMENT BENEFITS:
U.S. Pension Plans - The Company has noncontributory defined benefit pension plans covering most U.S. employees. The benefits for these plans are based primarily on years of service and employees' compensation. The Company's funding policy complies with the requirements of Federal law and regulations. Plan assets consist principally of common stock, U.S. government and corporate obligations and group annuity contracts. The pension information for all periods includes amounts related to the Company's salaried plan and to the hourly plans.

The components of net pension income are as follows:
                                                       (In Thousands)
                                                 1993        1992        1991
Return on plan assets:
Actual return                                   $50,130     $43,970     $83,905
Expected return higher (lower)
than actual                                       3,679       7,091     (35,365)
Expected return                                  53,809      51,061      48,540
Amortization of transition asset                  6,995       6,995       6,995
Service cost (benefits earned
during the year)                                (12,355)    (11,219)    (10,564)
Interest cost on projected
benefit obligation                              (36,978)    (34,740)    (33,443)
Amortization of prior service costs              (4,318)     (3,811)     (3,811)
Net pension income                              $ 7,153     $ 8,286     $ 7,717


Amortization of the transition asset is based on the amount determined at the date of adoption of FASB Statement No. 87.

Net pension income and plan obligations are calculated using assumptions of estimated discount and interest rates and rates of projected increases in compensation. The discount rate on projected benefit obligations was primarily assumed to be 6.75% at December 31, 1993, and 7.25% at December 31, 1992 and 1991. The assumed interest rate at the beginning of each year is the same as the discount rate at the end of each prior year. The rates of projected compensation increase were assumed to be primarily 4.5% at December 31, 1993, and 5% at December 31, 1992 and 1991. The expected long-term rate of return on plan assets was assumed to be primarily 9% each year. Net pension income (table at left) is determined using assumptions as of the beginning of each year. Funded status (table below) is determined using assumptions as of the end of each year.

The following table presents a reconciliation of the
funded status of the U.S. pension plans to prepaid
pension expense, which is included in "Other assets
and deferred charges":
                                                             (In Thousands)
Years ended December 31                                      1993        1992
Plan assets at fair value                                  $637,427    $620,646
Less actuarial present value of benefit obligations:
Accumulated benefit obligation (including vested
 benefits of $486,284 and $444,229, respectively)           502,828     455,189
Projected compensation increase                              63,873      56,785
Projected benefit obligation                                566,701     511,974
Plan assets in excess of projected
 benefit obligation                                          70,726     108,672
Unrecognized net loss (gain)                                 30,379      (3,946)
Unrecognized transition asset being amortized
 principally over 16 years                                  (56,422)    (63,418)
Unrecognized prior service costs being amortized             44,997      41,237
Prepaid pension expense                                    $ 89,680    $ 82,545

Foreign Pension Plans - Pension coverage for employees of the Company's foreign subsidiaries is provided through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees or under insurance policies. 1993, 1992 and 1991 pension cost for these plans was $2,265,000, $1,954,000 and $1,509,000, respectively. The actuarial present value of accumulated benefits at December 31, 1993 and 1992, was $13,445,000 and $13,457,000, substantially all of which was vested, compared with net assets available for benefits of $14,451,000 and $14,853,000, respectively.

Consolidated - Consolidated net pension income for 1993, 1992 and 1991 was $4,888,000, $6,332,000 and $6,208,000, respectively.

Other Postretirement Benefits - The Company also provides postretirement medical benefits and life insurance for certain groups of retired employees.

In 1992, the Company adopted FASB Statement No. 106. The Company elected to recognize immediately the cumulative effect of the change in accounting for postretirement benefits of $54.5 million ($34.3 million net of income tax benefit) which represents the accumulated postretirement benefit obligation
(APBO) existing at January 1, 1992, net of plan assets. The Company continues to fund medical and life insurance benefit costs principally on a pay-as-you-go basis. Although the availability of medical coverage after retirement varies for different groups of employees, the majority of employees who retire from the Company before becoming eligible for Medicare can continue group coverage by paying the full cost of a composite monthly premium designed to cover the claims incurred by active and retired employees. The availability of group coverage for Medicare-eligible retirees also varies by employee group with coverage designed either to supplement or coordinate with Medicare. Retirees generally pay a portion of the cost of the coverage.

The components of net periodic postretirement benefit cost are as follows:

                                                  (In Thousands)
Years ended December 31                           1993        1992
Service cost (benefits attributed to employee
service during the year)                        $ (3,088)   $ (3,191)
Interest cost on accumulated postretirement
benefit obligation                                (6,911)     (6,753)
Actual return on plan assets                       2,823       2,797
Net periodic postretirement benefit cost        $ (7,176)   $ (7,147)

The pay-as-you-go expenditures for postretirement benefits prior to adoption of FASB No. 106 were $2,970,000 in 1991.

Summary information on the Company's plans is as follows:

                                                             (In Thousands)
Years ended December 31                                     1993        1992
Accumulated postretirement benefit obligation for:
     Retirees                                            $  51,091     $48,121
     Fully eligible, active plan participants               18,608      13,879
     Other active plan participants                         41,492      30,274
                                                           111,191      92,274
Less plan assets at fair value                              33,153      32,500
Less unrecognized net loss                                  14,776       1,267
Accrued postretirement benefit cost                       $ 63,262     $58,507


Plan assets are held under an insurance contract and reserved for retiree life insurance benefits.

The discount rate used in determining the APBO was 6.75% at December 31, 1993, and 8% at December 31, 1992. The expected long-term rate of return on plan assets used in determining the net periodic postretirement benefit cost was 9% in 1993 and 1992, and the estimated pay increase was 4.5% at December 31, 1993, and 5% at December 31, 1992. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 15% in 1992 and 14% in 1993, declining by 1% per year to an ultimate rate of 7%, except that managed-care costs were assumed to begin at 12% in 1992 and 11% in 1993, declining by 1% per year to 6%.

If the health-care cost trend rate assumptions were increased by 1%, the APBO, as of December 31, 1993, would be increased by approximately $9.3 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1993 would be an increase of about $1.4 million.

Changes in Estimates - The lower discount rate at December 31, 1993, increased the pension accumulated benefit obligation by about $24.5 million and the pension projected benefit obligation by approximately $33 million, while the lower rate of projected compensation increase reduced the pension projected benefit obligation by about $10 million. The lower discount rate at December 31, 1993, increased the postretirement accumulated benefit obligation by approximately $17 million. As a result of the changes in rates, the combined increase in pension and postretirement benefit expenses in 1994 will be approximately $1 million.

15. INCOME TAXES:
As discussed in Note 1, in the fourth quarter of 1992 the Company adopted FASB Statement No. 109, which requires the use of the asset and liability approach for financial accounting and reporting for income taxes. Financial statements for prior years have not been restated, and the cumulative effect of the accounting change as of January 1, 1992, resulted in a reduction of the deferred income tax liability and an increase in net income of $19.6 million, or $.17 per share. This amount was included in the 1992 consolidated statements of income reported as part of the cumulative effect of accounting changes.

Income from continuing operations before income taxes and extraordinary item and cumulative effect of accounting changes and current and deferred income taxes are composed of the following:

                                                         (In Thousands)
                                                  1993        1992       1991
Income from continuing operations
 before income taxes and
 extraordinary item and cumulative
 effect of accounting changes:
   Domestic                                     $121,486    $189,788   $ 95,883
   Foreign                                        12,021      16,830     39,337
    Total                                       $133,507    $206,618   $135,220
Current income taxes:
   Federal                                      $ 33,195    $ 78,268   $ 20,234
   State                                           4,171      11,897      1,957
   Foreign                                        13,782      12,238     12,508
    Total                                         51,148     102,403     34,699
Deferred income taxes:
   Federal                                       (10,944)      4,987      5,612
   State                                            (282)        259        825
   Foreign                                         3,563      (8,276)        32
    Total                                         (7,663)     (3,030)     6,469
Total income taxes                              $ 43,485    $ 99,373   $ 41,168

The significant differences between the U.S. federal statutory rate and the effective income tax rate are as follows:
                                                        % of Income
                                                    Before Income Taxes
Continuing operations:                          1993        1992        1991
Federal statutory rate                          35.0%       34.0%       34.0%
Deferred tax benefit attributable to
     Whitby Research downsizing                 (7.0)          -           -
Higher net tax on foreign related
     operations primarily due to absence of
     tax benefit on significant losses of
     Belgian subsidiary                          3.9           -           -
State taxes, net of federal tax benefit          1.9         1.4         1.4
Foreign sales corporation benefit               (1.8)       (1.5)       (3.9)
Increase in federal deferred taxes
     to enacted 35% rate                         1.8           -           -
Gain on sale of 20% of First
     Colony Corporation                            -        16.3           -
Other items, net                                (1.2)       (2.1)       (1.1)
Effective income tax rate                       32.6%       48.1%       30.4%


1993 and 1992 deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, using the liability or balance sheet method. Such temporary differences result primarily from differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recently enacted federal income tax legislation, which increased the corporate income tax rate to 35% retroactive to January 1, 1993, has been applied to all future years and resulted in an increase in the deferred income tax liability and a decrease in net income of $2.3 million, or $.02 per share. The deferred income tax assets and deferred income tax liabilities recorded on the balance sheets as of December 31, 1993 and 1992, are as follows:

                                                   (In Thousands)
Deferred tax assets:                               1993        1992
     Environmental reserves                      $ 12,599    $ 10,367
     Future employee benefits                       8,753       6,946
     Intercompany profit in inventories             6,015       6,585
     Inventory capitalization                       1,876       2,356
     Deferred tax benefit attributable to
     Whitby Research downsizing                     9,300           -
     Corporate downsizing, plant writedown
      and related costs                             9,740           -
     Belgian subsidiary net operating
      loss carryforward                            16,360      11,462
     Valuation allowance for Belgian loss
      carryforward                                 (9,104)          -
     Other                                          4,931       6,163
Net deferred tax asset                             60,470      43,879
Deferred tax liabilities:
     Depreciation                                 129,526      97,728
     Future employee benefits                      10,581       8,328
     Foreign currency translation adjustment        6,485      13,172
     Capitalization of interest                    10,209       8,215
     Other                                          4,591       7,079
Deferred tax liabilities                          161,392     134,522
Net deferred tax liabilities                     $100,922    $ 90,643
Reconciliation to financial statements:
Current tax assets                               $ 42,754    $ 23,697
Deferred tax liabilities                          143,676     114,340
Net deferred tax liabilities                     $100,922    $ 90,643

During 1993, it was concluded that it was more likely than not that a portion of the benefit from the Belgian subsidiary's operating loss carryforward would not be realized, and consequently there was a need for a valuation allow-ance relating to this operating loss carryforward. While the benefit of the losses may be carried forward indefinitely, continued operating losses in 1993 make the timing of any realization currently undeterminable. Therefore a valuation allowance of $9.1 million against a $16.4 million benefit attributable to the operating loss carryforwards of the Belgian subsidiary was established.

1991 deferred income taxes, determined under APB Opinion No. 11, result from timing differences between financial and income tax reporting of depreciation ($5,370,000) and future employee benefits ($2,450,000).

Based on current United States income tax rates, it is anticipated that no additional United States income taxes would be incurred if the unremitted earnings of the Company's foreign subsidiaries were remitted to Ethyl Corporation due to available foreign tax credits.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS:
The following methods and estimates were used by the Company in estimating the fair values of its outstanding financial instruments in conformity with the disclosure requirements of FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments."

Cash & cash equivalents - The carrying value approximates fair value.

Long-term debt - The fair value of the Company's long-term debt is estimated based on current rates available to the Company for debt of the same remaining duration.

The estimated fair values of Ethyl's financial instruments as of December 31, 1993, are as follows:

                                                             (In Thousands)
                                                            Carrying    Fair
                                                            Value       Value
Cash and cash equivalents                                   $  48,201   $ 48,201
Long-term debt, including current maturities                $ 701,042   $732,500


17. SPECIAL CHARGES:
Special charges for 1993 amounted to $36,150,000 ($22,400,000 after income taxes, or $.19 per share), of which $14,200,000 of this charge was incurred for plant writedown and other related costs in connection with the Company's decision to discontinue production of lead antiknock compounds at the Sarnia, Ontario, plant. This decision resulted from entering into an agreement with The Associated Octel Company whereby Ethyl is assured of an ample long-term supply of lead antiknock compounds. The remainder of the special charges relate to costs of work-force reductions in the U.S. and Europe amounting to $7,635,000 and $14,315,000 for downsizing costs of Whitby Research, Inc., relocation of employees and other miscellaneous costs.

A special charge in 1992 amounting to $9,500,000 ($6,000,000 after income taxes, or $.05 per share) covered expenses for the planned relocation of the Petroleum Additives Division research and development employees to Richmond, Virginia, in 1994.

Special charges in 1991 totaling $11,185,000 ($7,000,000 after income taxes, or $.06 per share) consist of a charge amounting to $4,835,000 for expenses covering the mid-1992 relocation of the Petroleum Additives Division headquarters to Richmond, Virginia, and a charge of $6,350,000 for expenses and write-offs resulting from the discontinuance of certain developmental research programs.

18. GAIN ON SALE OF 20% INTEREST IN
    FIRST COLONY CORPORATION:
The gain on the sale of 20% of the Company's interest in First Colony Corporation of $93,600,000 ($30,200,000 after income taxes, or $.25 per share) resulted from the December 15, 1992, initial public offering sale of 9,700,000 shares of First Colony Corporation stock at a price of $28.00 per share less expenses. The after-tax gain of $30,200,000 reflects higher tax expenses based on a lower tax basis than book basis.

19. EXTRAORDINARY CHARGE:
The extraordinary charge due to early extinguishment of debt net of income taxes of $3,000,000, or $.04 per share, results from the Company redeeming its $116.25-million 93-8% Sinking Fund Debentures due December 15, 2016, on December 15, 1993, at a redemption price of 105.081 of the principal amount and the write-off of remaining deferred financing costs associated with obtaining the Sinking Fund Debt.

20. DISCONTINUED INSURANCE OPERATION:
On July 1, 1993, the Company's 80-percent investment in First Colony Corporation was spun off in a tax-free distribution to the Company's shareholders. The distribution consisted of the net assets of the Company's investment in First Colony Corporation totaling $757,211,000 less unrealized gains on marketable equity securities amounting to $78,227,000 (net of deferred income taxes of $40,299,000) and retroactive income tax charges of $1,535,000 due to a change in federal tax legislation.

The results of operations during the first six months of 1993 and during years ended December 31, 1992 and 1991, were as follows:

Statements of Income                              (In Thousands)
                                        Six Months
                                           Ended
                                          June 30     Years Ended December 31
                                           1993         1992           1991
Revenues                                 $737,137    $1,282,448     $1,033,575
Benefits and expenses                     566,174     1,044,580        874,113
Income before income taxes and
 cumulative effect of
 accounting changes                       170,963       237,868        159,462
Income taxes                               58,316        74,475         46,846
Income before cumulative effect
 of accounting changes                    112,647       163,393        112,616
Cumulative effect of
 accounting changes                             -           332              -
Net income                                112,647       163,725        112,616
Less provision for minority interest       22,164         1,253              -
Income from discontinued
 insurance operation                     $ 90,483    $  162,472      $ 112,616

The net assets of the discontinued insurance operation consist of the following:

                                               (In Thousands)
                                                December 31
                                                    1992
Assets
Cash                                            $    12,689
Investments                                       6,465,738
Deferred policy acquisition costs                   548,736
Value of acquired insurance in force                 38,145
Other assets and goodwill                           305,425
Total assets                                      7,370,733
Liabilities and Minority Interest
Policy liabilities & policyholder funds           5,975,477
Long-term debt                                      250,000
Deferred income taxes                               248,911
Other liabilities                                    76,483
Minority interest shareholders                      161,312
Total liabilities and minority interest           6,712,183
Net assets of discontinued insurance operation   $  658,550

Long-term Debt - Insurance - First Colony Corporation had a senior term loan agreement at December 31, 1992, with a group of banks and Credit Suisse as administrative agent. The term loan amounted to $250 million and was due in 1994. The current rate through June 11, 1994, based on LIBOR was 4.8275%.

21. SUBSEQUENT EVENTS:
New Credit Facility - On February 16, 1994, the Company entered into a new, five-year, $1-billion unsecured credit facility to replace its existing $700-million credit agreement. On March 1, 1994, the credit facility will automati-cally be split into two separate $500-million facilities upon the scheduled spin-off of the Company's Chemicals Businesses as contained in a wholly owned subsidiary, Albemarle Corporation (Albemarle). The initial proceeds from the Albemarle credit facility will be utilized by Albemarle to absorb the planned transfer from the Company to Albemarle of a portion of the Company's borrowing under the credit facility. Fees of up to 3/8 of 1% per annum are assessed on the unused portion of the commitment. The credit facility permits borrowing for the next five years at various interest rate options. The facility contains a number of covenants, representations and events of default typical of a credit facility agreement of this size and nature, including financial covenants requiring the Company to maintain consolidated indebtedness (as defined) of not more than 60% of the sum of shareholders' equity and consolidated indebtedness and maintenance of minimum shareholders' equity after the spin-off of at least $250 million.

Spin-Off of Albemarle Corporation - On February 17, 1994, the Company announced it would distribute (through the Distribution) to its common shareholders all of the outstanding shares of its wholly owned subsidiary, Albemarle, a Virginia corporation. Following the Distribution, Albemarle will own, directly or indirectly, the olefins and derivatives, bromine chemicals and specialty chemical businesses formerly owned directly or indirectly by the Company. The Distribution will be made in the form of a tax-free spin-off to shareholders of record at the close of business on February 28, 1994. One share of Albemarle common stock will be distributed on or about March 10, 1994, to Ethyl common shareholders for every two shares of Ethyl common stock held.

Supplemental Pro Forma Financial Information (Unaudited) - As a result of the aforementioned Distribution, the Company believes that the following pro forma financial information is important to enable the reader to obtain a meaningful understanding of the Company's financial position and results of operations. The pro forma financial statements presented at right are for informational purposes only to illustrate the estimated effects of the Distribution of Albemarle on Ethyl on a stand-alone basis and may not necessarily reflect the future results of operations or financial position of Ethyl or what the earnings, results of operations, or financial position of Ethyl would have been had Albemarle operated as a separate, independent company.

The pro forma condensed balance sheet of Ethyl as of December 31, 1993, presents the financial position of Ethyl assuming that the Distribution, the split of the Ethyl credit facility (such that Albemarle absorbs the transfer from Ethyl of a portion of Ethyl's borrowing under a credit facility), and the reduction of Ethyl's shareholders' equity as a result of such transfer had occurred as of that date. The pro forma condensed statements of income for the years ended December 31, 1993 and 1992, present the results of operations of Ethyl assuming that the Distribution had occurred as of January 1, 1992.

Pro Forma Condensed Balance Sheet (Unaudited)
(In Thousands)
                                                                 Pro Forma
December 31, 1993                                Historical    Adjustments(a)
Assets
Current assets:
Cash & cash equivalents                          $   48,201   $   (32,922)   $ 15,279
Accounts receivable,
 less allowance for
 doubtful accounts                                  345,160      (140,304)    204,856
Inventories                                         290,814      (136,415)    154,399
Deferred income taxes
 & prepaid expenses                                  49,522       (17,756)     31,766
Total current assets                                733,697      (327,397)    406,300
Property, plant & equipment                       1,908,630    (1,363,942)    544,688
Less accumulated depreciation
 and amortization                                  (910,360)      686,652    (223,708)
Net property, plant & equipment                     998,270      (677,290)    320,980
Other assets & deferred charges                     164,382       (48,544)    115,838
Goodwill & other intangibles -
 net of amortization                                112,849       (34,095)     78,754
Total assets                                     $2,009,198   $(1,087,326)   $921,872

Liabilities & Shareholders' Equity
Current liabilities:
Accounts payable                                 $  154,971   $   (80,941)   $ 74,030
Accrued expenses                                    125,704       (53,320)     72,384
long-term debt, current portion                      14,056       (14,043)         13
Dividends payable                                    17,764                    17,764
Income taxes payable                                 14,020                    14,020
Total current liabilities                           326,515      (148,304)    178,211
Long-term debt                                      686,986      (386,438)    300,548
Other noncurrent liabilities                         99,240       (29,544)     69,696
Deferred income taxes                               143,676      (120,902)     22,774
Redeemable preferred stock                              200                       200
Shareholders' equity                                752,581      (402,138)    350,443
Total liabilities & shareholders' equity         $2,009,198   $(1,087,326)   $921,872


See Note (a) under Pro Forma Condensed Statements of Income on Page 45.

Pro Forma Condensed Statements of Income (Unaudited)
(In Thousands Except Per-Share Amounts)
                                                                1993                                          1992
                                                                                 Pro                                        Pro
Years Ended December 31                         Historical  Adjustments(b)      Forma       Historical    Adjustments(b)   Forma
Net sales                                       $1,938,390     $(903,418)     $1,034,972     $1,692,582     $(818,223)   $874,359
Cost of goods sold                               1,386,251      (710,970)        675,281      1,199,096      (631,903)    567,193
Gross profit                                       552,139      (192,448)        359,691        493,486      (186,320)    307,166
Selling, general & administrative
 expenses                                          272,760     (106,161)         166,599        236,333       (92,884)    143,449
Research & development expenses                     75,624      (30,303)          45,321         73,831       (31,997)     41,834
Special charges                                     36,150       (7,322)          28,828          9,500             -       9,500
Operating profit                                   167,605      (48,662)         118,943        173,822       (61,439)    112,383
Interest & financing expenses                       44,085      (17,358)(c)       26,727         62,279       (15,953)(c)  46,326
Gain on sale of 20% of First Colony
 Corporation                                             -           -                 -        (93,600)            -     (93,600)
Other (income) expenses, net                        (9,987)      1,640            (8,347)        (1,475)        1,998         523
Income from continuing
 operations before income taxes &
 extraordinary item & cumulative
 effect of accounting changes                      133,507     (32,944)          100,563        206,618       (47,484)    159,134
Income taxes                                        43,485     (17,098)(d)        26,387         99,373       (12,657)(d)  86,716
Income from continuing operations
 before  extraordinary item &
 cumulative  effect of accounting
 changes                                       $    90,022   $ (15,846)       $   74,176     $  107,245      $(34,827)   $ 72,418
Earnings per share based on
 income from continuing
 operations before extraordinary &
 cumulative effect of accounting
 changes                                       $       .76(e)                 $     .63(e)    $     .90(e)               $  .61(e)


Introduction To Notes: The following is a summary of the adjustments reflected in the pro forma condensed financial statements. Following the Distribution, in the opinion of management, expenses of Ethyl will not differ from the amounts remaining in the Ethyl consolidated financial statements after eliminating those expenses attributable to Albemarle.

Notes:
(a) To record, as if the Distribution occurred on December 31, 1993, the planned transfer from Ethyl to Albemarle of a portion of an Ethyl borrowing under a credit facility necessary to achieve a planned debt-to-total-capitalization ratio and the simultaneous elimination of the historical assets, liabilities and equity of Albemarle. Also, to record the proposed Distribution to holders of Ethyl common stock, par value $1.00 per share, of all of the outstanding Albemarle common stock, without par value. Approximately 59.2 million shares of Albemarle common stock are expected to be distributed (one share of Albemarle for every two shares of Ethyl).

(b) To eliminate the historical income and expenses of Albemarle for the respective periods presented, as if the Distribution had occurred on January 1, 1992.

(c) To eliminate interest expense that would have been incurred by Albemarle on debt transferred to Albemarle (as if the Distribution had occurred on January 1, 1992), including debt under the credit facility transferred from Ethyl. Interest eliminated under the credit facility was computed at the weighted-average interest rates of 3.6% and 4.2% for the years ended December 31, 1993 and 1992, respectively, less capitalized interest of $1,101,000 and $949,000, respectively. Interest rates utilized to calculate the Albemarle interest eliminated under the credit facility are those rates that were available to Ethyl under its revolving credit agreement during the respective periods presented. Such rates were utilized because, during management's negotiations to obtain the credit facility, the rates available to Ethyl and Albemarle on a stand-alone basis were approximately the same. Management was advised that these rates would have been the same during the respective periods presented.

(d) To record the estimated tax benefits for the pro forma adjustments described in Note (c) at assumed combined state and federal income tax rates of 37.6% and 37.3% for the years ended December 31, 1993 and 1992, respectively.

(e) Historical and pro forma earnings per share, based on income from continuing operations before extraordinary item and cumulative effect of accounting changes, are computed after deducting applicable preferred stock dividends from such income and using the weighted-average number of shares of common stock and common stock equivalents outstanding for the periods presented.

Management's Report on the Financial Statements

Ethyl Corporation's management has prepared the financial statements and related notes appearing on pages 30 through 45 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this annual report are consistent with these financial statements.

Ethyl maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

These financial statements have been audited by Coopers & Lybrand, independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards and included a review of Ethyl's internal accounting controls to the extent considered necessary to determine audit procedures.

The audit committee of the board of directors, composed only of outside directors, meets with management, internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the board on recommendation of the audit committee, subject to shareholder approval.


Report of Independent Accountants

certified public accountants   Riverfront Plaza West    in principal areas of
                               901 East Byrd Street      the world
                               Suite 1200
                               Richmond, Virginia 23219
                               Telephone (804) 697-1900


To the Board of Directors & Shareholders of Ethyl Corporation

We have audited the accompanying consolidated balance sheets of Ethyl Corporation and Subsidiaries (the Company) as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ethyl Corporation and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 14 and 15 to the consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting both for postretirement benefits other than pensions and for income taxes by adopting Financial Accounting Standards Board Statements No. 106 and No. 109, respectively.

                                        COOPERS & LYBRAND


January 31, 1994
(except as to the information presented in Note 21, for which the date is February 17, 1994)