Form 10-K, Exhibit 13
ETHYL CORP
filed 1995-03-30
CIK 33656

1994 FINANCIAL REVIEW

    During 1994 and 1993, the Company completed certain actions in positioning itself as a highly focused maker and marketer of petroleum additives to customers around the world. The steps taken to sharpen its focus and streamline its organization are significant and affect the financial results and the year-to-year comparisons. The following Financial Review describes these actions and financial activities.

    On September 15, 1994, the Company sold its wholly owned pharmaceuticals subsidiary, Whitby, Inc. Earlier in the year the Company completed the tax-free spin-off of its wholly owned subsidiary, Albemarle Corporation (Albemarle), at the close of business on February 28, 1994, which included the operations of the olefins and derivatives, bromine chemicals and specialty chemicals businesses. The results of both the pharmaceuticals subsidiary and Albemarle are included in the consolidated results through those dates.

    The Company also completed the tax-free spin-off of its approximately 80% interest in First Colony Corporation (First Colony) on July 1, 1993, which included the operations of First Colony Life Insurance Company and subsidiaries. The accounts and operations of the Insurance segment are reported as "Discontinued Insurance Operations" through that date.

    The completion of these transactions places the Company solely in the petroleum additives business and permits it to devote its time and energies to developing and expanding the fuel and lubricant additive lines.

    In the following review, in addition to the consolidated information discussed for 1994 versus 1993 and 1993 versus 1992, PRO FORMA information is provided and discussed for 1994 versus 1993 to illustrate the Company's results without the results of the businesses spun off. PRO FORMA financial statements are also provided as supplementary financial information on page 35.


RESULTS OF OPERATIONS

1994 COMPARED TO 1993

Net Sales

    Consolidated net sales for 1994 were $1.17 billion, down from $1.94 billion in 1993. The reduction in net sales resulted primarily from only two months of Albemarle sales being included in 1994 versus 12 months included in 1993.

    On a PRO FORMA basis, without the spun-off businesses, net sales for 1994 would have been $1.02 billion, down about $16 million (2%) from $1.03 billion in 1993. The decrease in PRO FORMA net sales reflected the effect of the sale of the pharmaceuticals business in September, with pharmaceutical revenues decreasing about $23 million, partially offset by about $7 million in higher sales revenue from fuel and lubricant additives. The increase in fuel and lubricant additives net sales reflects about $42.8 million from sales price increases, partially offset by $35.9 million from lower shipments.

    Fuel additives (excluding antiknocks) revenues increased due to higher shipments. Lubricant additives sales were somewhat higher due to higher selling prices, largely offset by lower shipments of components. The increases in lubricant and fuel additives selling prices represented general industry price increases announced in late 1993 to cover higher material, environmental and product-technology costs. Lead antiknock sales were about even with the prior year, as the effect of lower shipments was substantially offset by higher selling prices.


Costs & Expenses

    Consolidated cost of goods sold in 1994 decreased to $776.5 million from $1.39 billion in 1993. The decline in consolidated cost of goods sold primarily reflected the inclusion of only two months of Albemarle costs of goods sold in 1994 versus 12 months in 1993 as well as the absence of pharmaceuticals cost of goods sold following the September sale of this business.

    On a PRO FORMA basis, cost of goods sold in 1994 would have been $657.4 million down about $17.9 million (3%) from $675.3 million in 1993. About $10.7 million of the decrease reflected the impact of lower antiknock and lubricant additive shipments, partly offset by higher costs of goods sold per unit and increased fuel additives shipments. The absence of pharmaceuticals cost of goods sold following the sale of this business also contributed about $5.7 million to the reduction of cost of goods sold.

    Lubricant additives cost of goods sold reflected higher costs per unit due in part to start-up costs of $7.7 million associated with the construction and completion of new and expanded lubricant additives manufacturing facilities to replace production now provided by Amoco under a short-term supply agreement, partly offset by higher costs incurred in 1993 resulting from an inventory-reduction program. Lead antiknock costs were higher due to product sourcing.

    On a PRO FORMA basis, average raw material unit costs were slightly lower in 1994 than in 1993. Process oils and polybutene costs were lower, but olefin costs increased, and other raw material unit costs were mixed. Average energy costs were mixed, with natural gas prices lower in 1994 than in 1993, while electricity costs remained stable.

    PRO FORMA gross profit margin increased to 35.5% in 1994 from 34.8% in 1993, primarily due to improvements in lubricant additives as well as in lead antiknocks.

    Consolidated selling, general and administrative expenses including research, development and testing expenses decreased to $227.1 million in 1994 from $348.4 million in 1993 primarily reflecting the effect of the spin-off of Albemarle. The discontinuance of pharmaceuticals research operations of Whitby Research, Inc., at the end of 1993 as well as the absence of Whitby, Inc., expenses following the September sale also contributed to the decline.

    On a PRO FORMA basis, selling, general and administrative expenses, including research, development and testing expenses, would have been $204 million in 1994, down $7.9 million (4%) from $211.9 in 1993. The decrease primarily reflects an $8.4-million effect from the discontinuance of the pharmaceutical research operations of Whitby Research, Inc., at the end of 1993, and a decline of $12.2 million of Whitby, Inc., expenses reflecting the sale of the pharmaceutical business in September 1994. These decreases were offset partly by a $6.4-million increase in research, development and testing expenses for petroleum additives and higher expenses for outside consulting. The benefit of the work-force-reduction program implemented at the end of 1993 was largely offset by increases in other employee-related costs. As a percentage of PRO FORMA net sales, selling, general and administrative expenses, including research, development and testing expenses decreased to 20% in 1994 from 20.5% in 1993.


Special Charges

    The $2.7 million of special charges in 1994 ($1.7 million after income taxes, or $.01 per share) consist of an $8-million provision for environmental remediation as well as $2.7 million in other nonrecurring charges, largely offset by an $8million benefit from a legal settlement.

    The $36.1 million of consolidated special charges in 1993 ($22.4 million after income taxes, or $.19 per share) include provisions for corporate downsizing, plant write-down and related costs. The PRO FORMA special charges in 1993 would have amounted to $28.8 million ($17.8 million after income taxes or $.15 per share) consisting primarily of a charge of $14.2 million related to the decision to cease production at the Canadian antiknock facility in 1994 (including an $11.4 million noncash charge for write-down of facilities as well as severance and other related costs), a $6-million charge covering downsizing costs of Whitby Research, Inc., prior to its sale in April 1994, and an $8.6-million charge for various early-retirement and other work-force-reduction programs affecting approximately 175 employees in the petroleum additives and corporate staffs in the U.S. and Europe as well as relocation costs for certain research and development and administrative groups. All of the early retirements and work-force reductions were completed in early 1994, and substantially all of the relocations were completed by year-end 1994.

Operating Profit

    Consolidated operating profit in the 1994 period was essentially even with the 1993 period. However, 1994 included only two months of Albemarle operating profit compared to 12 months in 1993. Operating profit also reflected the impact of special charges of $2.7 million in 1994 versus $36.1 million in 1993.

    On a PRO FORMA basis, operating profit in the 1994 period would have shown an increase of $36 million, or 30% from 1993, of which $26.1 million was due to lower special charges in 1994 than in 1993. Excluding the effects of these special charges, PRO FORMA operating profit in 1994 increased 7% from 1993, primarily due to higher profit in lubricant additives, reflecting higher margins primarily resulting from higher selling prices and improved product mix, as well as higher pharmaceuticals profit due to the year-end 1993 shutdown of Whitby Research, Inc. This was partly offset by lower fuel additives profit due to lower margins reflecting higher research, development and testing expenses for this product line. Lead antiknock profit in 1994 improved over 1993, excluding the effect of special charges, primarily because of higher margins in 1994. Further discussion of the lead antiknock profit contribution is covered under Information About Significant Product Lines beginning on page 19.


Interest & Financing Expenses

    Consolidated interest and financing expenses in 1994 decreased 42% from the 1993 period primarily reflecting the reduction of interest expense resulting from the debt transferred to Albemarle as part of the spin-off. On a PRO FORMA basis, 1994 interest and financing expenses would have decreased $4.2 million (16%) from 1993 due to a $2.2 million increase in interest capitalized in 1994 and a $9.6-million benefit from a lower average interest rate in 1994 due to the early redemption of the Company's 93/8% Sinking Fund Debentures in December 1993, partly offset by an increase in interest of about $7.6 million reflecting higher average debt outstanding during the 1994 period.


Other Expenses (Income), Net

    Consolidated other expenses (income), net amounted to $1.2 million expense in 1994 versus $10 million income in 1993. On a PRO FORMA basis, other expenses would have been $1.8 million in 1994 versus $8.3 million income in 1993. The reduction in other income on both a consolidated and PRO FORMA basis primarily results from the inclusion in 1993 of a gain of about $5.9 million on the sale of a financial-services subsidiary as well as lower interest income and certain charges associated with the sale of Whitby, Inc., in 1994.

Income Taxes

    Consolidated income-tax expense in 1994 was essentially even with 1993, reflecting a lower 1994 effective tax rate (30.7% in 1994 versus 32.6% in 1993) on a 6% increase in income before income taxes, extraordinary item and discontinued insurance operations. On a PRO FORMA basis, income taxes in 1994 would have increased 48%, reflecting a 30% increase in income before income taxes, extraordinary item and discontinued insurance operations, as well as a higher effective income tax rate (30% in 1994 versus 26.2% in 1993). Both the consolidated and PRO FORMA effective tax rates reflected various tax benefits (1994 - from the sale of Ethyl's pharmaceuticals subsidiary, Whitby, Inc.; 1993
- from the downsizing of Whitby Research, Inc., and from the sale of a financial-services subsidiary). The 1993 rates also included one-time charges from the 1993 tax legislation and also reflected the absence of a tax benefit on operating losses of the Company's former Belgian subsidiary, which was included as part of the spin-off of Albemarle. (See Note 16 of Notes to Financial Statements beginning on page 41 for details of changes in consolidated effective income-tax rates.)


Discontinued Insurance Operations

    The Company spun off its approximately 80% interest in First Colony on July 1, 1993. Accordingly, no income from the insurance operations was reported in the 1994 period, whereas $90.5 million was reported in the 1993 period.

1993 COMPARED TO 1992

Net Sales

    Consolidated net sales for 1993 increased $245.8 million (15%) to $1.94 billion from $1.69 billion in 1992. The increase included $222.5 million from higher shipments and $23.3 million from higher selling prices. The increased shipments primarily reflected the acquisitions of Amoco's petroleum additives business in June 1992, a lubricant additives business in Japan at the end of 1992 (which increased net sales about $62 million) and the organic and inorganic brominated compounds business of Potasse et Produits Chimiques (PPC) in February 1993 (which increased net sales about $71 million). Additional increases were due to higher shipments of linear and poly alpha olefins and zeolites, partially offset by lower selling prices. Shipments of flame retardants and pharmaceutical products also were higher. Revenues from lead antiknocks were down due to lower shipments, as expected, partly offset by higher selling prices.

Costs & Expenses

    Consolidated cost of goods sold in 1993 increased $187.2 million (16%), to $1.39 billion from $1.20 billion in 1992 primarily due to increased shipments, mainly reflecting the impact of acquisitions in 1992 and 1993 (discussed earlier). Other significant factors were higher operating costs (including depreciation of the new Belgian linear alpha olefin facility) due to low capacity utilization at the Feluy, Belgium, and Houston, Texas, olefin manufacturing facilities and higher maintenance and repair expenses ($96.9 million in 1993 versus $83.5 million in 1992) resulting partly from scheduled plant turnarounds at Feluy and Houston and $8 million higher environmental expenses, of which $4.4 million related to the operation of newly acquired facilities. These items were partly offset by slightly lower per-unit raw material costs, the nonrecurrence of $12.7 million of start-up costs in 1992 at the new linear alpha olefin facility in Feluy and a favorable foreign exchange effect. In addition, lead antiknock product costs were lower because of product source (a higher percentage of lower-cost, self-produced product was sold in 1993 than in 1992, when a larger quantity and higher percentage of purchased material was sold).

    Average raw-material unit costs decreased during 1993 from 1992. Ethylene, process oil, aluminum metal, 2-ethyl-1-hexanol and isobutylene costs were lower. Polybutene costs were higher. Average energy unit costs were mixed.

    Natural gas prices were higher in 1993 than in the prior year, but electricity costs were lower.

    Gross profit margin decreased to 28.5% in 1993 from 29.2% in 1992 primarily due to continuing high costs at the olefin manufacturing facilities as well as the impact of low profit margins from the PPC operations, which reflected the recession in Europe.

    Consolidated selling, general and administrative expenses combined with research, development and testing expenses in 1993 were $348.4 million, an increase of 12% over 1992. The increase reflected the impact of the PPC and petroleum additives acquisitions, a $15.3-million increase in research, development and testing expenses, a $10.4-million increase in employee-related expenses and a $5.2-million increase in expenses for outside consulting, partially offset by the favorable effect of foreign-exchange rates and the $1.6-million recovery of prior years' legal fees resulting from settlement of a lawsuit in 1993. The additional research, development and testing expenses are due mainly to changes in the lubricant additives market and efforts to integrate the lubricant additives products and technologies acquired from Amoco in 1992.

    Consolidated selling, general and administrative and research, development and testing expenses as a percentage of consolidated net sales decreased slightly to 18% in 1993 from 18.3% in 1992.

Special Charges

    Consolidated special charges in 1993 amounted to $36.1 million ($22.4 million after income taxes, or $.19 per share), while 1992 had a special charge of $9.5 million ($6 million after income taxes, or $.05 per share).

    The major components of the 1993 special charges included $14.2 million related to ceasing production at Ethyl's Canadian subsidiary's lead antiknock facility (of which $11.4 million was a noncash write-down of facilities), $6 million for downsizing costs of Whitby Research, Inc., $8.3 million for relocation of employees primarily in petroleum additives and other related costs as well as $7.6 million for work-force reductions in the U.S. and Europe. The work-force reductions and relocations were expected to be completed during 1994.


    In 1992 the special charge included estimated relocation and related expenses in connection with the transfer of Petroleum Additives Division R&D personnel from St. Louis, Missouri, to Richmond, Virginia, which was expected to be completed after the mid-1994 opening of the new research facilities.


Operating Profit

    Consolidated operating profit in 1993 decreased 4% from 1992. However, 1993 included special charges of $36.1 million (discussed previously), while 1992 included a special charge of $9.5 million (also discussed previously). Excluding the effects of these special charges, 1993 operating profit increased 11% from 1992. The increase was due to higher lubricant additives profit mainly reflecting the increased 1993 volumes resulting from 1992 acquisitions, partly offset by higher operating costs resulting from an inventory-reduction program; higher antiknock profit mainly reflecting lower product costs; higher profit from fuel additives other than antiknocks, primarily due to higher shipments partly resulting from 1992 acquisitions; improved poly alpha olefin results reflecting higher shipments and operating margins; higher zeolite profit due mainly to additional volume; and a favorable foreign-exchange impact. Partly offsetting factors were lower linear alpha olefin profit due to higher operating costs, offset in part by higher shipments; lower alcohols profit due to lower shipments and margins; lower bromine chemicals profit due to lower selling prices and higher product costs; and lower pharmaceutical-intermediates profit primarily due to lower margins offset in part by higher shipments.


Interest & Financing Expenses

    Consolidated interest and financing expenses in 1993 decreased $18.2 million (29%) from 1992, of which about $15.5 million was due to lower average outstanding long-term debt, with the remainder primarily reflecting slightly lower average interest rates (7.2% in 1993 versus 7.5% in 1992).

Other Income, Net

    Consolidated other income, net, increased to $10 million from $1.5 million in 1992 primarily due to a gain of about $5.9 million on the sale in 1993 of a financial-services subsidiary. Also, 1992 other income reflected $1.8 million in losses on non-operating assets.


Income Taxes

    Consolidated income-tax expense in 1993 decreased 56% from 1992, reflecting a 35% reduction in pretax income before extraordinary item, cumulative effect of accounting changes and discontinued insurance operations as well as a lower effective income-tax rate (32.6% in 1993 versus 48.1% in 1992). The 1993 rate reflected a deferred-tax benefit (realized in 1994) in connection with the down-sizing of Whitby Research in addition to other favorable tax credits, which were partly offset by (1) the absence of a tax benefit in 1993 on significant operating losses of the Company's Belgian subsidiary and (2) a nonrecurring deferred-tax charge in 1993 and additional taxes on the first-half 1993 earnings of the spun-off insurance business resulting from 1993 Federal income-tax legislation. In addition, the 1992 rate reflected a high tax rate on the gain on the sale of 20% of the Company's interest in First Colony due to a lower tax basis than book basis.

    See Note 16 of Notes to Financial Statements on Page 41 for details of changes in effective income-tax rates.


Extraordinary Item

    In December 1993, the Company redeemed its $116.25-million 93/8% Sinking Fund Debentures at a premium, resulting in an after-tax charge of $5 million ($.04 per share).


Discontinued Insurance Operations

    The Company's interest in First Colony's income after income taxes decreased 44% to $90.5 million in 1993 from $162.5 million in 1992. The decline resulted from the spin-off of the Company's 80% interest in First Colony on July 1, 1993, whereby six months of income was reported in the 1993 period versus 12 months of income from the Company's then-100% interest in the discontinued insurance operations that was reported in the 1992 period.


Accounting Changes

    In the fourth quarter of 1992, the Company changed its method of accounting for postretirement health benefits and its method of accounting for deferred income taxes, both retroactive to January 1, 1992, in accordance with FASB Statement Numbers 106 and 109, respectively.

    By changing to the accrual method of accounting for postretirement health benefits, the Company recognized a consolidated cumulative noncash charge of $54.5 million, or $34.3 million, net of income taxes, and increased its 1992 annual consolidated expenses to approximately $7.1 million from $3.1 million. By changing its method of accounting for income taxes, the Company also decreased its deferred income-tax liability and increased consolidated net income by $19.6 million. The combined cumulative net charge amounted to $14.7 million ($.12 per share). (See Notes 15 and 16 of Notes to Financial Statements beginning on page 39 for details.)


INFORMATION ABOUT SIGNIFICANT PRODUCT LINES

    Lead antiknock compounds, which are sold worldwide to petroleum refiners, remain one of the Company's most significant product lines. The Company estimates that it accounts for approximately one-third of the total worldwide sales of lead antiknock compounds.

    Lead antiknock compounds have been subject to regulations restricting the amount of the product that can be used in gasoline in the United States since the 1970s and in Canada since 1990. The North American market for these products in motor vehicles has effectively been eliminated, but the market for their use in piston aircraft and certain other applications has remained at about the same level for years and is expected to remain stable. As the Company has fore-cast and planned, the market for these products in other major markets, particularly Western Europe, continues to decline as the use of unleaded gasoline grows.

    The contribution of lead antiknock compounds to the Company's consolidated net sales was about 22% in 1994, 13% in 1993 and about 16% in 1992. The lead antiknock profit contribution to the Company's consolidated operating profit, excluding allocation of corporate expenses, is estimated to have been 56% in 1994, 49% in 1993 and 50% in 1992. Excluding the 1994 environmental special charge, the 1994 lead antiknock profit contribution would have been about 58%. Excluding the 1993 special charges related to the planned cessation of lead antiknock compound production at the Company's Canadian subsidiary's plant, the 1993 lead antiknock profit contribution would have been about 52%.

    On a PRO FORMA basis, the contribution of lead antiknock compounds to net sales would have been 25% in 1994, 25% in 1993 and 32% in 1992. The contribution to operating profit would have been 60% in 1994, 70% in 1993 and 79% in 1992 on a PRO FORMA basis. Excluding the 1994 and 1993 special charges, the contribution to PRO FORMA operating profit would have been 62% in 1994 and 72% in 1993. In recent years, the Company has been able to offset a continuing decline in shipments of lead antiknock compounds with higher margins due primarily to increases in selling prices. Any further decline in the use of lead antiknocks would adversely affect such sales and profit contributions unless the Company can offset such declines with higher margins.

    Prior to March 1994, the Company produced a portion of its lead antiknock requirements at its Canadian subsidiary's plant, and prior to July 1994 the Company obtained additional quantities under a supply agreement with E. I. DuPont de Nemours & Company. On January 11, 1994, the Company announced an agreement with The Associated Octel Company Limited (Octel) of London under which Octel has agreed to allocate a portion of its production capacity of lead antiknock compounds to Ethyl for sale and distribution through the Company's worldwide network, and, as a result, the Company's Canadian subsidiary ceased production of lead antiknock compounds near the end of March 1994. The Octel agreement continues as long as Ethyl determines that a market continues to exist for lead antiknock compounds. Under the agreement with Octel, the Company has the right to purchase from Octel antiknock compounds that the Company estimates will be sufficient to cover its needs in any contract year. Purchases are at a fixed initial price per pound with periodic escalation and adjustments.

    In addition to the supply agreement, Octel and Ethyl agreed that Ethyl will distribute for Octel any of its lead antiknock compounds that are shipped in bulk aboard oceangoing vessels.

    The Company believes the agreements with Octel assure it of an ongoing efficient source of supply for lead antiknock compounds as the worldwide demand for these products continues to decline. It does not anticipate that the cessation of its Canadian subsidiary's antiknock operations and the entry into the Octel supply agreement will adversely affect its relations with its customers, nor will these changes have a material effect on its future results of operations. Ethyl and Octel continue to compete vigorously in sales and marketing of lead antiknock compounds.

    Ethyl also sells a manganese-based antiknock compound, HiTEC(R) 3000 performance additive (MMT), which is manufactured by Albemarle under a long-term contract with Ethyl, and is used in unleaded gasoline primarily in Canada. Ethyl conducted extensive testing of this product prior to filing a request in 1990 for a fuel-additive waiver from the United States Environmental Protection Agency (EPA) that is required in order to begin marketing the additive for use in unleaded gasoline in the United States. The Company voluntarily withdrew its waiver application in November 1990 after public hearings and detailed exchanges of information with the EPA, when the EPA raised several health and environmental questions near the end of the 180-day statutory review period. The Company continued testing and filed a new waiver request in July 1991, followed by additional public hearings and detailed exchanges of information with the EPA.

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

    On November 30, 1993, the EPA determined that emissions data contained in the Company's application satisfied all Clean Air Act standards, but reported that it was not able to complete its assessment of the overall public-health implications of manganese. The Company and the EPA mutually agreed to an 180-day extension, later extended for an additional six weeks to resolve this last remaining issue.

    In July 1994, the EPA refused to grant the waiver for the use of the additive in unleaded gasoline, finding that there was insufficient data to alleviate its concerns about the overall public-health implications of manganese despite EPA's own statements acknowledging the favorable health effects of MMT. Ethyl filed an appeal in July 1994 with the United States Court of Appeals for the District of Columbia Circuit seeking relief from the EPA's actions. The Court heard oral arguments in Ethyl's appeal on January 13, 1995, and it is anticipated that a decision will be made before the Court's term ends in early June.

    In a related matter, Ethyl is awaiting the establishment of a briefing schedule in a lawsuit challenging the EPA's July 13, 1994, determination that Ethyl must complete additional manganese health testing before it can obtain a "registration" under the Clean Air Act for sale of MMT as an unleaded gasoline fuel additive. Based on the long history of use of MMT in the U.S., Ethyl maintains that MMT is currently registered for use in unleaded gasoline as well as in leaded gasoline.

    In the meantime, in Canada, the federal government is examining claims made by the Motor Vehicle Manufacturers Association of Canada (MVMA) about MMT's compatibility with automobile exhaust emissions systems. Ethyl believes that the MVMA has made its claims without the support of credible study or test data. The Company has joined the Canadian Petroleum Products Institute in calling for an independent panel to review the merits of the additive. The Canadian government is still studying this proposal.

    Ethyl also is working with the government of British Columbia and a task force of the Canadian Council of Ministers of the Environment, which both have initiated consultations with gasoline refiners, automobile manufacturers and others with respect to the potential development of new vehicle emission and efficiency standards and fuel formulations.

    The Company has shared with Canadian federal and provincial governments extensive test data demonstrating that the additive, which has been used in almost all unleaded Canadian gasoline for nearly 18 years, provides vital environmental benefits including significant reductions in smog-causing automobile emissions of nitrogen oxides as well as reductions in benzene and other dangerous emissions.


FINANCIAL CONDITION & LIQUIDITY

    Cash and cash equivalents at December 31, 1994, were $31.2 million, which represents a decrease of $17 million from $48.2 million at year-end 1993. The decrease primarily reflects the effect of the spin-off of Albemarle at the close of business on February 28, 1994, whereby $29.3 million in cash and cash equivalents was included as part of the spin-off.

    Consolidated cash flows from operating activities of $122.2 million, together with $47.4 million in additional long-term debt and $60.5 million from the sale of Whitby, Inc., in September 1994, were used primarily to provide funds for capital expenditures of $147.3 million, to pay regular quarterly cash dividends to shareholders totalling $62.2 million, as well as partly replace the reduction of $29.3 million in cash and cash equivalents, which occurred as part of the spin-off of Albemarle.

    Consolidated cash flows from operating activities in 1993 of $140.1 million, supplemented by additional long-term debt of $360.4 million, were used primarily to provide funds for capital expenditures of $205 million, to acquire the organic and inorganic brominated compounds business of Potasse et Produits Chimiques (PPC) from Rhone-Poulenc S.A. in February 1993 and to make a further payment in connection with the acquisition of the lubricant additives business in Japan (total outlay for acquisitions of approximately $125.4 million), to pay regular quarterly dividends to shareholders totalling $71 million and to repay long-term debt. Long-term debt of $230.4 million was repaid in 1993, of which $100 million represented the 11% Notes due in 1995 that were repaid on January 11, 1993, with a like amount of short-term securities reserved for this purpose at December 31, 1992. The balance of $130.4 million included the early repayment on December 15, 1993, of the Company's $116.25-million 93/8% Sinking Fund Debentures due in 2016, and the remaining amount consisted of scheduled debt repayments.

    The Company anticipates that cash provided from operations in the future will be sufficient to cover the Company's operating expenses, service debt obligations (including reducing long-term debt from the amount outstanding at December 31, 1994) and make dividend payments to shareholders. With respect to operating expenses, management expects that, due to an increase in the discount rates used for actuarial calculations in connection with the Company's pension and postretirement benefit plans, these expenses will decline in 1995.

    Ethyl's long-term debt, all of which is noncurrent, amounted to $349.8 million at December 31, 1994, representing a reduction in long-term debt of about $337.2 million from December 31, 1993. The reduction results primarily from $384.9 million transferred to Albemarle in connection with the spin-off, consisting of $303.4 million of variable-rate bank debt and $81.5 million primarily of foreign bank debt, net of $47.4 million borrowed by Ethyl during the year. About $14.1 million of current foreign bank debt also was transferred. (See Note 10 of Notes to Financial Statements on page 37 for details of the Company's long-term debt.) The Company's consolidated long-term debt as a percent of long-term debt plus shareholders' equity was 47.2% at December 31, 1994, versus 47.7% at December 31, 1993. The Company targets a range of approximately 30% to 50% for its long-term debt ratio.

    The Company's capital-spending program in the near future is expected to be substantially lower than in the recent past, reflecting the completion or near completion of major construction and expansion programs in 1994 and early 1995. These projects primarily include completion in 1994 of Ethyl's new Research Center in Richmond, Virginia, as well as completed or nearly completed lubricant additive manufacturing facilities to expand capacity and replace production provided by Amoco under a short-term supply agreement. Capital spending during the next few years will be financed with cash provided from operations.

    Ethyl's acquisitions are normally for cash and are funded through internal and external sources, including the use of existing credit lines and long-term debt. The proceeds from occasional sales of businesses normally are used to repay long-term debt.

    The amount and timing of additional borrowing or issuance of stock will depend on the Company's specific cash requirements. The Company has recently filed a shelf-registration statement for up to $300 million of debt securities and/or preferred stock should the need arise.


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

    To the best of the Company's knowledge, Ethyl currently is complying with, and expects to continue to comply in every material respect with, all existing environmental laws, regulations, statutes and ordinances even though compliance with government pollution-abatement and safety regulations usually increases operating costs and requires remediation costs and investment of capital that in some cases produce no monetary return. Such compliance with Federal, state, local and foreign environmental-protection laws has not in the past had, and is not expected to have in the future, a material effect upon the Company's financial position.

    Consolidated environmental operating and remediation costs charged to expense were approximately $31 million in 1994, $61 million in 1993 and $51 million in 1992 (excluding depreciation of previous capital expenditures).

    On a PRO FORMA basis, operating and remediation costs were approximately $24 million (which includes the $8-million environmental special charge) in 1994, $13 million in 1993, and $12 million in 1992, and are expected to be somewhat higher in the next few years than in 1993 and 1992. The ongoing cost of operations was about $11 million in 1994 and $6 million in 1993 and 1992 with the balance representing remediation and monitoring costs incurred or accrued.

    Consolidated capital expenditures for pollution-abatement and safety projects, including such costs that are included in other projects, were approximately $16 million in 1994, versus $30 million in 1993 and $29 million in 1992.

    On a PRO FORMA basis, such expenditures were $14 million in 1994, $4 million in 1993 and $7 million in 1992. For each of the next few years, capital expenditures for these types of projects are likely to decrease from current levels, reflecting a generally lower capital-expenditures program.

    Management's estimates of the effects of compliance with governmental pollution-abatement and safety regulations are subject to (1) the possibility of changes in the applicable statutes and regulations or in judicial or administrative construction of such statutes and regulations, (2) uncertainty as to whether anticipated solutions to pollution problems will be successful or whether additional expenditures may prove necessary and (3) the possibility that emerging technology will change remediation methods and reduce remediation and monitoring costs.

    Among other environmental requirements, the Company is subject to the Federal Superfund law, and similar state laws, under which the Company may be designated as a Potentially Responsible Party (PRP) and may be liable for a share of the costs associated with cleaning up various hazardous-waste sites. For sites where Ethyl has been named a PRP, in all but two cases, the Company has been able to demonstrate it is only a DE MINIMIS participant (actual or estimated cost for Ethyl's share is less than $50,000) or a minor participant (actual or estimated cost for Ethyl's share is less than $300,000). Further, almost all such sites, including the two largest, represent environmental issues that are quite mature and have been investigated, studied and, in many cases, including the two largest, the remediation methodology and the proportionate shares of each PRP have been established, and the financial viability of the other PRPs is reasonably assured. Therefore, point estimates for remediation and monitoring costs had been accrued previously, and some or all of the remediation has been completed. At some sites where remediation is not complete, including one of the largest, the remediation and monitoring probably will continue for extended periods of time.

    In DE MINIMIS PRP matters and in some minor PRP matters, the Company's policy generally is to negotiate a consent decree and to pay any apportioned settlement, enabling the Company to be effectively relieved of any further liability as a PRP, except for remote contingencies.

    In PRP matters other than those that are DE MINIMIS, the Company's records indicate that unresolved exposures are not material individually or in the aggregate to Ethyl's financial statements.

    The Company reviews the status of significant existing or potential environmental issues, including PRP matters, accrues and expenses its proportionate share of environmental remediation and monitoring costs in accordance with FASB Statement No. 5 and FASB Interpretation No. 14 and adjusts reserves, as appropriate, on the basis of additional information. The total gross liabilities accrued at December 31, 1994, were approximately $38.4 million, with insurance recoveries expected for a significant portion of this amount. In addition, the Company has contingent liabilities for environmental remediation costs associated with past operations. Management expects accrued and contingent amounts may be reduced as emerging technologies are proved to be viable. The Company believes that the costs of remediation of current sites, which will occur over an extended period of time, will not have a material adverse impact on its consolidated financial position but possibly could have a material effect when ultimately resolved, on results of operations in a given year.


INTRODUCTION TO GEOGRAPHIC AREAS: The following table includes the results and accounts of the businesses spun off as Albemarle Corporation through the spin-off date at the close of business on February 28, 1994.

GEOGRAPHIC AREAS:
(In Thousands)

                                                       1994          1993           1992           1991           1990
Net sales:
   Domestic unaffiliated:
     United States                                 $  502,427     $  969,438     $  829,432     $  712,826     $  778,127
     Export                                           217,067        338,944        352,596        323,564        279,639
   Transfers to foreign affiliates                    210,884        258,966        270,887        331,751        313,068
   Foreign unaffiliated                               454,592        630,008        510,554        498,181        533,174
   Elimination of transfers                          (210,884)      (258,966)      (270,887)      (331,751)      (313,068)
     Total                                         $1,174,086     $1,938,390     $1,692,582     $1,534,571     $1,590,940
Operating profit: (b)(c)
   Domestic                                        $  149,847     $  161,590     $  174,870     $  178,776     $  178,538
   Foreign                                             44,828         42,392         35,068         52,058         50,833
   Subtotal                                           194,675        203,982        209,938        230,834        229,371
   Unallocated expenses                               (26,933)       (36,377)       (36,116)       (38,169)       (35,877)
     Operating profit                                 167,742        167,605        173,822        192,665        193,494
Interest and financing expenses                       (25,378)       (44,085)       (62,279)       (59,097)       (64,839)
Gain on sale of 20% of First Colony Corporation             -              -         93,600              -              -
Gain on sale of Hardwicke Chemical Company                  -              -              -              -         78,993
Other (expenses) income, net                           (1,218)         9,987          1,475          1,652          8,110
Income before income taxes, extraordinary item,
   cumulative effect of accounting changes and
   discontinued insurance operations               $  141,146     $  133,507     $  206,618     $  135,220     $  215,758
Identifiable assets:
   Domestic                                        $  642,814     $1,250,650     $1,155,860     $  975,415     $  894,269
   Foreign                                            265,506        628,830        517,390        484,498        407,501
   Non-operating assets                               122,095        129,718        205,648        110,592         83,873
   Net assets of discontinued insurance operations          -              -        658,550        909,876        775,523
     Total                                         $1,030,415     $2,009,198     $2,537,448     $2,480,381     $2,161,166

Refer to notes on page 26.


    Domestic operating profit includes profit from U.S. export sales and profit from sales to foreign affiliates of products that are resold in foreign markets. Intercompany transfers from foreign areas to the United States are not material. Transfers between geographic areas are made at prices intended to reflect arm's-length pricing.

    Consolidated net unaffiliated sales of foreign subsidiaries for 1994 decreased 28% from 1993 primarily reflecting the inclusion of Albemarle's foreign unaffiliated sales for two months in 1994 versus 12 months in 1993. Consolidated net unaffiliated sales of foreign subsidiaries for 1993 increased 23% over 1992, primarily due to the PPC acquisition and the acquisition of a lubricant additives business in Japan.

    On a PRO FORMA basis, net unaffiliated sales of foreign subsidiaries in 1994 would have been about $413.4 million, down about 2% from some $422.7 million in 1993. Most of the decrease was due to lower lead antiknock sales by Ethyl's Canadian subsidiary, following the cessation of lead antiknock production at the Canadian lead antiknock manufacturing facility in early 1994, and slightly lower sales of lubricant and fuel additives in the Far East.

    Consolidated export sales decreased 36% in 1994 from 1993, primarily reflecting the inclusion of only two months of Albemarle's export sales in 1994 versus 12 months of export sales in 1993. Consolidated export sales decreased 4% in 1993 from 1992. This decrease was due to a decline in shipments of lead anti-knocks and alpha olefins to Europe, partially offset by increases in shipments of lead antiknocks to Latin America and of lubricant additives to the Far East.

    On a PRO FORMA basis, export sales would have been about $191.5 million in 1994, down about 2% from $194.4 million in 1993 due to lower shipments of lead antiknocks and lubricant and fuel additives to the Far East, partly offset by increased antiknock shipments to Latin America.

    Consolidated foreign operating profit for 1994 increased 6% from 1993, reflecting primarily the effect of the spin-off, whereby Albemarle's foreign subsidiaries' operating losses are included only for the first two months of 1994 versus the inclusion of 12 months of operating losses for 1993, and the 1993 special charge of $14.2 million related to the shutdown of Ethyl's Canadian subsidiary's lead antiknock facility, partially offset by lower operating profit in 1994 following the cessation of lead antiknock production by Ethyl's Canadian subsidiary. Consolidated foreign operating profit for 1993 increased 21% from 1992 due to the acquisition of the lubricant additives business in Japan and favorable foreign-exchange effects, partially offset by the $14.2-million special charge related to the shutdown of the Canadian subsidiary's lead antiknock facility.

    On a PRO FORMA basis, foreign operating profit in 1994 was about $47.2 million, down from approximately $58.1 million in 1993, because of lower lead antiknock sales by the Company's Canadian subsidiary following the cessation of lead antiknock manufacturing at this facility, partially offset by the charge for write-down of the facility in 1993.

    Consolidated total assets were $1,030.4 million at the end of 1994, a decrease of $978.8 million from $2,009.2 million at the end of 1993, primarily reflecting the effect of the spin-off of Albemarle. The $2,009.2 million in total assets at the end of 1993 represented an increase of $130.3 million from $1,878.9 million, excluding the net assets of the discontinued insurance operations, at the end of 1992. The increase in operating assets in 1993 primarily reflected capital expenditures for new plants and expansions in the U.S. and the acquisition of PPC in France.

    The decrease in non-operating assets in 1994 was due to the spin-off of Albemarle, while the decrease in 1993 primarily reflected the use of $100 million in short-term securities reserved at December 31, 1992, for redemption of the Company's $100-million 11% Notes on January 11, 1993.


INTRODUCTION TO SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA: The following information includes the results of the businesses spun off as Albemarle Corporation through the spin-off date at the close of business on February 28, 1994.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA(a) (In Thousands Except Earnings Per Share) (Unaudited)

                                               First           Second           Third          Fourth
1994                                           Quarter         Quarter          Quarter        Quarter
Net sales                                 $    389,082    $    276,083    $     244,935    $   263,986
Gross profit                              $    115,541    $    107,763    $      86,856    $    87,418
Special charges (b)                       $        638    $      1,332    $           -    $       750
Net income                                $     20,264    $     30,378    $      22,494    $    24,619
Earnings per share                        $        .17    $        .26    $         .19    $       .21
Shares used to compute earnings per
share                                          118,462         118,454          118,448        118,441

1993

Net sales                                  $   469,828    $    495,038    $    486,874     $   486,650
Gross profit                               $   131,008    $    140,486    $    150,349     $   130,296
Special charges (c)                                  -    $      2,400    $     10,600     $    23,150
Income before extraordinary item and
  discontinued
  insurance operations                     $    26,329    $     30,825    $     19,966     $    12,902
Extraordinary after-tax charge due to
  early extinguishment of debt (d)                   -                -               -         (5,000)
Income before discontinued insurance
operations                                      26,329          30,825          19,966           7,902
Income from discontinued insurance
operations (e)                                  45,536          44,947               -              -
Net income                                 $    71,865    $     75,772    $     19,966     $     7,902
Earnings per share:
   Income before extraordinary item
   and discontinued insurance operations   $       .22    $        .26    $        .17     $       .11
   Extraordinary after-tax charge (d)                -               -               -            (.04)
   Income before discontinued insurance
     operations                                    .22             .26             .17             .07
   Income from discontinued insurance
     operations (e)                                .38             .38               -               -
   Net income                              $       .60    $        .64    $        .17    $        .07
Shares used to compute earnings per
  share                                        118,428         118,436         118,444         118,436


NOTES TO FINANCIAL TABLES

(a) Certain 1994 previously reported quarterly amounts and certain prior-year amounts have been reclassified to conform to current presentation.

(b) Operating profit for 1994 includes a net charge of $2,720 ($1,690 after income taxes) primarily for an environmental remediation provision and certain other charges net of the benefit of a legal settlement. Fourth-quarter adjustments included an $8,000 benefit from a legal settlement and an $8,000 provision for environmental remediation.

(c) Operating profit for 1993 includes special charges totalling $36,150 ($22,400 after income taxes) for the write-down of the Canadian subsidiary's plant and other costs of $14,200, costs of a work-force-reduction program in the U.S. and Europe amounting to $7,635 and $14,315 for downsizing costs of Whitby Research, Inc., and relocation of employees and other related costs.


(d) The extraordinary charge resulted from the early redemption of Ethyl's $116,250 93/8% Sinking Fund Debentures, net of income taxes of $3,000.

(e) On July 1, 1993, Ethyl completed the spin-off of its 80% interest in First Colony Corporation, which included the operations of First Colony Life Insurance Company and subsidiaries. The results of the Insurance business are reported as discontinued insurance operations.


HOW ETHYL USED THE REVENUES IT RECEIVED (PRO FORMA BASIS, EXCLUDING SPUN-OFF OPERATIONS)


(In Millions) (Unaudited)

                                                             1994
Materials,
services, etc.. . . . . . . . . . . . . . . . . . .  $  698.5     68.7%

Payrolls &
employee benefits . . . . . . . . . . . . . . . . .     103.6     10.2

Regular dividends
declared. . . . . . . . . . . . . . . . . . . . . .      59.2      5.8

Current income &
other taxes . . . . . . . . . . . . . . . . . . . .      41.6      4.1

Interest expense  . . . . . . . . . . . . . . . . .      22.5      2.2

For use in the business
including expansion &
modernization . . . . . . . . . . . . . . . . . . .      91.9      9.0

Total revenues  . . . . . . . . . . . . . . . . . .  $1,017.3    100.0%


DIVIDEND INFORMATION & EQUITY PER COMMON SHARE

    On March 3, 1994, the Company's board of directors adjusted the prior common stock dividend rate to reflect the effect of the dividend to be paid by Albemarle Corporation, which was spun-off at the close of business on February 28, 1994. The combination of Ethyl's current quarterly dividend rate of $.125 per share or $.50 on an annual basis and the Albemarle dividend, established at the time of the spin-off, equals the annual dividend rate prior to the spin-off.

    Equity per common share at December 31, 1994, was $3.30. This reflects a reduction from December 31, 1993, due to the dividend of common stock of Albemarle Corporation, which was equivalent to $3.38 per Ethyl common share based on book value.


MARKET PRICES OF COMMON STOCK & SHAREHOLDER DATA

    The Company's common stock is traded primarily on the New York Stock Exchange under the symbol EY. The reported high and low prices by quarters for the years 1994 and 1993 are shown in the following table.


                               1994               1993
                          HIGH      LOW      High       Low

First Quarter           19 5/8   11 1/8    30 7/8    26 1/4
Second Quarter          13 3/4   11        30 3/8    27 1/4
Third Quarter           13 5/8   10 3/4    20 7/8    17 1/2
Fourth Quarter          11 3/4    9 1/2    19 1/8    16 3/4

    The 1994 prices reflect the effect of the spin-off of Ethyl's wholly owned subsidiary, Albemarle Corporation, at the close of business on February 28, 1994. Shareholders of record on that date received one share of Albemarle common stock for every two shares of Ethyl common stock held. There were 118,414,769 shares of Ethyl common stock outstanding on February 28, 1994.

    The 1993 prices reflect the effect of the spin-off on July 1, 1993, of Ethyl's 80-percent investment in First Colony Corporation. Shareholders of record on June 11, 1993, received approximately one share of First Colony Corporation common stock for every three shares of Ethyl common stock held. The exact distribution ratio was .33451 of a share of First Colony for each Ethyl share. There were 118,381,949 shares of Ethyl common stock outstanding on the distribution date.

    There were 118,434,401 shares of common stock held by 12,606 shareholders of record as of December 31, 1994.

                           CONSOLIDATED BALANCE SHEETS

    INTRODUCTION TO THE CONSOLIDATED FINANCIAL STATEMENTS: At the close of business on February 28, 1994, the Company completed the spin-off of its wholly owned subsidiary, Albemarle Corporation. The December 31, 1994, balance sheet accounts reflect the reductions in connection with the spin-off. The operating results of what is now Albemarle are included in the Consolidated Statements of Income and Consolidated Statements of Cash Flows for the two months ended February 28, 1994, and the full years 1993 and 1992. The Company is including certain PRO FORMA financial statements to illustrate the Company's estimated financial results excluding the operations and accounts of the businesses spun off (see Note 2 beginning on page 34).


(In Thousands of Dollars Except Share Data)

December 31                                          1994            1993

ASSETS

Current assets:
  Cash and cash equivalents                       $   31,166     $   48,201

Accounts receivable, less allowance for doubtful
  accounts (1994 - $2,395; 1993 - $4,189)            229,477        345,160

Inventories:
  Finished goods                                     118,731        219,001
  Work-in-process                                      9,959         12,419
  Raw materials                                       10,842         32,173
  Stores, supplies and other                           5,531         27,221

                                                     145,063        290,814

Deferred income taxes and prepaid expenses            25,744         49,522

  Total current assets                               431,450        733,697

Property, plant and equipment, at cost               684,379      1,908,630
  Less accumulated depreciation and amortization    (250,012)      (910,360)

   Net property, plant and equipment                 434,367        998,270

Other assets and deferred charges                    144,856        164,382

Goodwill and other intangibles - net of
 amortization                                         19,742        112,849

TOTAL ASSETS                                      $1,030,415     $2,009,198

                See accompanying notes to financial statements.


December 31                                                1994          1993

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                   $   77,223     $  154,971
   Accrued expenses                                       73,118        125,704
   Long-term debt, current portion                             -         14,056
   Dividends payable                                      14,807         17,764
   Income taxes payable                                   17,652         14,020

        Total current liabilities                        182,800        326,515

Long-term debt                                           349,766        686,986

Other noncurrent liabilities                              78,902         99,240

Deferred income taxes                                     28,010        143,676

Redeemable preferred stock:

   Cumulative First Preferred ($100 par value) 6%
     Series A                                                  -            200

Shareholders' equity:
   Common stock ($1 par value)
     Issued - 118,434,401 in 1994 and 118,405,287 in
       1993                                              118,434        118,405
   Additional paid-in capital                              2,706          2,450
   Foreign currency translation adjustments               (2,253)        (1,757)
   Retained earnings                                     272,050        633,483

                                                         390,937        752,581

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY              $1,030,415     $2,009,198

                See accompanying notes to financial statements.


                        CONSOLIDATED STATEMENTS OF INCOME

(In Thousands of Dollars Except Per-Share Amounts)

Years ended December 31                                               1994         1993            1992
Net sales                                                    $     1,174,086    $1,938,390     $1,692,582
Cost of goods sold                                                   776,508     1,386,251      1,199,096
   Gross profit                                                      397,578       552,139        493,486

Selling, general and administrative expenses                         144,455       221,384        198,466
Research, development and testing expenses                            82,661       127,000        111,698
Special charges                                                        2,720        36,150          9,500
     Operating profit                                                167,742       167,605        173,822

Interest and financing expenses                                       25,378        44,085         62,279
Gain on sale of 20% interest in First Colony Corporation                   -             -        (93,600)
Other expenses (income), net                                           1,218        (9,987)        (1,475)

Income before income taxes, extraordinary item, cumulative
  effect of
   accounting changes and discontinued insurance
     operations                                                      141,146       133,507        206,618
Income taxes                                                          43,391        43,485         99,373
Income before extraordinary item, cumulative effect of
  accounting changes
   and discontinued insurance operations                              97,755        90,022        107,245

Extraordinary after-tax charge due to early extinguishment
  of debt                                                                  -        (5,000)             -
Income before cumulative effect of accounting changes and
   discontinued insurance operations                                  97,755        85,022        107,245
Cumulative effect of accounting changes for:
   Postretirement health benefits (net of tax)                             -             -        (34,348)
   Deferred income taxes                                                   -             -         19,616
     Total                                                                 -             -        (14,732)
Income before discontinued insurance operations                       97,755        85,022         92,513

Income from discontinued insurance operations                              -        90,483        162,472
Net income                                                   $        97,755    $  175,505     $  254,985

Earnings per share:
   Income before extraordinary item, cumulative effect
     of accounting changes
     and discontinued insurance operations                   $           .83    $      .76     $      .90
   Extraordinary item                                                      -          (.04)             -
   Cumulative effect of accounting changes                                 -             -           (.12)

   Income before discontinued insurance operations                       .83           .72            .78
   Income from discontinued insurance operations                           -           .76           1.37
   Net income                                                $           .83    $     1.48     $     2.15

                See accompanying notes to financial statements.



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(In Thousands of Dollars Except Share Data)
Years Ended December 31                                      1994                      1993                         1992

                                               SHARES      AMOUNTS        Shares       Amounts         Shares      Amounts

COMMON STOCK
(AUTHORIZED 400,000,000 SHARES)
   Beginning balance                              118,405,287   $ 118,405    118,357,515    $ 118,358    118,316,994   $  118,317
   Issued upon exercise of stock options and SARs      75,723          76         75,714           75         59,199           59
Purchased and retired                                 (46,609)        (47)       (27,942)         (28)       (18,678)         (18)
Ending balance                                    118,434,401     118,434    118,405,287      118,405    118,357,515      118,358

ADDITIONAL PAID-IN CAPITAL
   Beginning balance                                                2,450                       1,708                         865
   Exercise of stock options and SARs                                 858                       1,374                       1,367
   Retirement of purchased common stock                              (602)                       (621)                       (524)
   Distribution of common stock under bonus plan                        -                         (11)                          -
   Ending balance                                                   2,706                       2,450                       1,708

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
   Beginning balance                                               (1,757)                      9,840                      20,993
   Translation adjustments                                          3,647                     (11,597)                    (11,153)
   Spin-off of Albemarle Corporation                               (4,143)                          -                           -
   Ending balance                                                  (2,253)                     (1,757)                      9,840

UNREALIZED GAIN ON MARKETABLE EQUITY SECURITIES
   Beginning balance                                                    -                      64,901                      56,640
   Unrealized gains                                                     -                      13,326                       8,261
   Spin-off of First Colony Corporation                                 -                     (78,227)                          -
   Ending balance                                                       -                           -                      64,901

RETAINED EARNINGS
   Beginning balance                                              633,483                   1,206,472                   1,022,498
   Net income                                                      97,755                     175,505                     254,985
   Cash dividends declared:
     First Preferred stock, $6.00 per share                           (12)                        (12)                        (12)
     Common stock, $.50 per share in 1994
        and $.60 per share in 1993 and 1992                       (59,215)                    (71,033)                    (70,999)
   Dividend of common stock of Albemarle Corporation,
     at book value                                               (399,957)                          -                           -
   Dividend of common stock of First Colony
     Corporation,
     at book value                                                      -                    (677,449)                          -
   Redemption of 6% First Preferred stock                              (4)                          -                           -
   Ending balance                                                 272,050                     633,483                   1,206,472

TOTAL SHAREHOLDERS' EQUITY                                      $ 390,937                   $ 752,581                  $1,401,279

                See accompanying notes to financial statements.


                CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Dollars)
Years ended December 31                                          1994         1993          1992

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               $  48,201     $ 162,988     $  36,031
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before discontinued insurance operations              97,755        85,022        92,513
   Adjustments to reconcile income to cash flows from
     operating activities:
     Depreciation and amortization                              53,983       127,456       105,765
     Special charges                                            10,720        36,150         9,500
     Gain on sale of subsidiaries                               (4,150)       (6,121)            -
     After-tax gain on sale of 20% interest in First
       Colony Corporation                                            -             -       (30,200)
     Cumulative effect of accounting changes                         -             -        14,732
     Deferred income taxes, excluding cumulative
       effect of accounting changes                             10,262        (7,663)       (3,030)
     Changes in assets and liabilities, net of
       effects from acquisitions:
        Income-tax payment on 1992 gain on sale of
          20% of First Colony Corporation                            -       (60,552)            -
        (Increase) decrease in accounts receivable             (29,701)      (16,268)        3,506
        Decrease (increase) in inventories                       9,166          (918)      (16,807)
        (Increase) in prepaid expenses                          (5,516)         (999)       (3,140)
        (Decrease) increase in accounts payable
          and accrued expenses                                  (2,621)      (13,686)       43,879
        (Decrease) increase in income taxes
          payable                                               (6,903)       (2,454)        3,231
     Other, net                                                (10,775)          166         2,118
           Cash provided from operating
             activities before discontinued insurance
             operations                                        122,220       140,133       222,067
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                       (147,260)     (205,029)     (157,412)
   Acquisitions of businesses (net of $5,369 cash
     acquired in 1993)                                               -      (125,431)     (136,500)
   Proceeds from sale of 20% interest in First Colony
     Corporation                                                     -             -       256,350
   Proceeds from sale of subsidiary                             60,500        10,000             -
   Other, net                                                   (8,234)          537        (4,274)
     Cash used in investing activities before
       discontinued insurance operations                       (94,994)     (319,923)      (41,836)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additional long-term debt                                    47,400       360,448       164,500
   Repayment of long-term debt                                       -      (230,355)     (409,700)
   Cash dividends paid                                         (62,184)      (71,037)      (71,006)
   Cash and cash equivalents of Albemarle spun off as a
     dividend on February 28, 1994                             (29,332)            -             -
   Repurchases of capital stock                                   (649)         (649)         (543)
   Other, net                                                      504         1,448         1,475
     Cash (used in) provided from financing
       activities before
        discontinued insurance operations                      (44,261)       59,855      (315,274)

Net cash used in operations before discontinued insurance
  operations                                                   (17,035)     (119,935)     (135,043)

Cash provided by discontinued insurance operations                   -         5,148       262,000

(Decrease) increase in cash and cash equivalents               (17,035)     (114,787)      126,957

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  31,166     $  48,201     $ 162,988

                 See accompanying notes to financial statements.



                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    CONSOLIDATION - The consolidated financial statements include the accounts and operations of Ethyl Corporation and all of its subsidiaries (the Company). All significant intercompany accounts and transactions are eliminated in consolidation.

    BASIS OF PRESENTATION - At the close of business on February 28, 1994, the Company completed the spin-off of its wholly owned subsidiary, Albemarle Corporation (Albemarle), in the form of a tax-free stock dividend to Ethyl common shareholders. The operating results of what is now Albemarle are included in the Consolidated Statements of Income and the Consolidated Statements of Cash Flows and related notes to financial statements for the two months ended February 28, 1994, and the full years 1993 and 1992. The December 31, 1994, Consolidated Balance Sheet and related notes to financial statements reflect reductions in connection with the spin-off.

    On July 1, 1993, the Company completed the spin-off of its then 80-percent interest in First Colony Corporation (First Colony) in the form of tax-free stock dividend to Ethyl common shareholders. The Company has accounted for the financial results and net assets of First Colony prior to the spin-off as a discontinued insurance operation in accordance with Accounting Principles Board (APB) Opinion No. 30.

    FOREIGN CURRENCY TRANSLATION - The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of income. Translation adjustments (net of deferred income tax benefits of $1,481,000 and $1,164,000 in 1994 and 1993, respectively, and a deferred income-tax charge of $5,716,000 in
1992) are reflected as foreign currency translation adjustments in Shareholders' Equity and accordingly have no effect on net income. Transaction adjustments for all foreign subsidiaries are included in income.

    INVENTORIES - Inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis for substantially all domestic inventories, and on either the weighted-average cost or first-in, first-out basis for other inventories. Cost elements included in work-in-process and finished-goods inventories are raw materials, direct labor and manufacturing overhead. Raw materials include purchase and delivery costs. Stores and supplies include purchase costs.

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

    ENVIRONMENTAL COMPLIANCE & REMEDIATION Environmental-compliance costs include the cost of purchasing and/or constructing assets to prevent, limit and control pollution or to monitor the environmental status at various locations. These costs are capitalized and depreciated based on estimated useful lives.

    Environmental-compliance costs also include maintenance and operating costs with respect to pollution-prevention-and-control facilities and administrative costs. Such operating costs are expensed as incurred.

    Environmental remediation costs of facilities used in current operations are generally immaterial and are expensed as incurred. Remediation costs and post- remediation costs including postremediation monitoring costs at facilities or off-plant-disposal sites that relate to an existing condition caused by past operations are accrued as liabilities and expensed when costs can be reasonably estimated.

    GOODWILL & OTHER INTANGIBLES - Goodwill acquired prior to November 1, 1970 ($1,652,000) is not being amortized. Goodwill acquired subsequently ($9,815,000 and $75,333,000 at December 31, 1994 and 1993,
respectively, net of accumulated amortization) is being amortized on a straight-line basis, over a period of 10 years. Other intangibles ($8,275,000 and $35,864,000 at December 31, 1994 and 1993, respectively, net of accumulated amortization) are being amortized on a straight-line basis primarily over periods from three to seven years. Goodwill and other intangibles were reduced during the year due to the spin-off of Albemarle and the sale of Whitby, Inc. Amortization of goodwill and other intangibles amounted to $9,379,000 for 1994, $14,464,000 for 1993 and $9,508,000 for 1992. Accumulated amortization of goodwill and other intangibles was $13,256,000 and $41,058,000 at the end of 1994 and 1993,
respectively.

    PENSION PLANS & OTHER POSTEMPLOYMENT BENEFITS Annual costs of pension plans are determined actuarially based on Financial Accounting Standards Board (FASB) Statement No. 87, "Employers' Accounting for Pensions." The policy of the Company is to fund its U.S. pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974. Annual costs of other postretirement plans are accounted for based on FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The policy of the Company is to fund its postretirement health benefits for retirees on a pay-as- you-go basis. Annual costs of other postemployment plans for employees who leave the Company for reasons other than retirement are immaterial and are accounted for based on FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." The Company's policy is to fund such benefits on a pay-as-you-go basis.

    PROFIT-SHARING & EMPLOYEE SAVINGS PLAN - The Company's employees participate in the Ethyl-defined contribution 401(k) profit-sharing and employee savings plan, which is generally available to all full-time and non-union hourly employees. Certain other employees are covered by a collective bargaining agreement pursuant to the terms of such agreement. The plans are funded with contributions by participants and the Company. Expenses recorded for the 401(k) plans related to the Company in 1994, 1993, and 1992 were $2,879,000, $7,478,000, and $6,788,000, respectively.

    RESEARCH, DEVELOPMENT & TESTING EXPENSES Company-sponsored research, development and testing expenses related to present and future products are expensed currently as incurred. Research and development expenses determined in accordance with FASB Statement No. 2, "Accounting for Research and Development Costs," were $49.7 million, $75.6 million and $73.8 million in 1994, 1993 and 1992, respectively.

    INCOME TAXES - Income taxes are determined based on FASB Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on differences between financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

    DERIVATIVE INSTRUMENTS & HEDGING OF FOREIGN CURRENCY EXPOSURES - The Company's current policy is not to make use of derivative financial instruments. The Company's policy is to manage foreign currency exposure by maintaining assets and liabilities in approximate balance for each of the major foreign currencies to which the Company has risk exposure. At December 31, 1994, the Company was not a party to any derivative financial instruments.

    EARNINGS PER SHARE - Earnings per share is computed after deducting applicable preferred stock dividends from net income and using the weighted- average number of shares of common stock and common stock equivalents outstanding during the year. The numbers of shares used in computing earnings per share were 118,451,000 in 1994, 118,436,000 in 1993 and 118,380,000 in 1992.


2. SPIN-OFF OF ALBEMARLE CORPORATION:

    At the close of business on February 28, 1994, Ethyl completed the spin-off of its wholly owned subsidiary, Albemarle, in the form of a tax-free stock dividend. Following the spin-off, Albemarle owns, directly or indirectly, the olefins and derivatives, bromine chemicals and specialty chemical businesses formerly owned directly or indirectly by the Company. One share of Albemarle common stock was distributed to Ethyl common shareholders for every two shares of Ethyl common stock held.

    The December 31, 1994, consolidated balance sheet reflects the impact of the $399,957 reduction in retained earnings and a $4,143 foreign currency translation adjustment in connection with the distribution of the Albemarle stock. The following supplemental information is provided regarding the accounts of Albemarle spun off at the close of business on February 28, 1994:

                                              (In Thousands)
                                             February 28, 1994

ASSETS
Current assets:
Cash & cash equivalents                         $  29,332
Accounts receivable, less allowance
  for doubtful accounts                           147,513
Inventories                                       137,624
Deferred income taxes & prepaid expenses           16,059
Total current assets                              330,528
Property, plant & equipment                     1,355,537
Less accumulated depreciation                    (692,032)
Net property, plant & equipment                   663,505
Other assets & deferred charges                    49,480
Goodwill & intangibles - net of amortization       33,132
Total assets                                    1,076,645

LIABILITIES
Current liabilities:
Accounts payable                                   65,162
Accrued expenses                                   47,122
Long-term debt, current portion                    14,065
Total current liabilities                         126,349
Long-term debt                                    384,924
Other noncurrent liabilities                       40,996
Deferred income taxes                             120,276
Total liabilities                                 672,545
  Net assets of Albemarle                       $ 404,100

   SUPPLEMENTAL PRO FORMA FINANCIAL INFORMATION (UNAUDITED) - As a result of the aforementioned distribution, the Company believes that the following PRO FORMA financial information is important to enable the reader to obtain a meaningful understanding of the Company's results of operations. The PRO FORMA financial statements are for informational purposes only to illustrate the estimated effects of the distribution of Albemarle on Ethyl on a stand-alone basis and may not necessarily reflect the future results of operations of Ethyl or what the earnings or results of operations of Ethyl would have been had Albemarle operated as a separate, independent company.


PRO FORMA CONDENSED STATEMENTS OF INCOME (UNAUDITED)

(In Thousands Except Per-Share Amounts)

                                                                 1994                                     1993
                                                                               PRO                                        PRO
Years Ended December 31                        Historical    Adjustments(a)   FORMA       Historical    Adjustments(a)   FORMA

Net sales                                      $ 1,174,086   $ (155,064)      $1,019,022  $1,938,390    $(903,418)      $1,034,972
Cost of goods sold                                 776,508     (119,086)         657,422   1,386,251     (710,970)         675,281
Gross profit                                       397,578      (35,978)         361,600     552,139     (192,448)         359,691
Selling, general & administrative expenses         144,455      (14,471)         129,984     221,384      (85,470)         135,914
Research, development & testing expenses            82,661       (8,662)          73,999     127,000      (50,994)          76,006
Special charges                                      2,720            -            2,720      36,150       (7,322)          28,828
Operating profit                                   167,742      (12,845)         154,897     167,605      (48,662)         118,943
Interest & financing expenses                       25,378       (2,873)(b)       22,505      44,085      (17,358)(b)       26,727
Other expenses (income), net                         1,218          543            1,761      (9,987)       1,640           (8,347)
Income before  income taxes, extraordinary
 item and discontinued insurance operations        141,146      (10,515)         130,631     133,507      (32,944)         100,563
Income taxes                                        43,391       (4,239)(c)       39,152      43,485      (17,098)(c)       26,387
Income before extraordinary item and
 discontinued insurance operations             $    97,755   $   (6,276)      $   91,479  $   90,022   $   (15,846)     $   74,176
Earnings per share based on income before
  extraordinary item and
  discontinued insurance operations (d)        $       .83                    $      .78  $      .76                    $      .63

    INTRODUCTION TO NOTES: The following is a summary of the adjustments reflected in the PRO FORMA condensed Statements of Income. Following the distribution, in the opinion of management, expenses of Ethyl would not have differed materially from the amounts remaining in the Ethyl consolidated financial statements after eliminating those expenses attributable to Albemarle.


NOTES:

(a) To eliminate the historical income and expenses of Albemarle for the respective periods presented, as if the distribution had occurred on January 1, 1993.

(b) To eliminate interest expense that would have been incurred by Albemarle on debt transferred to Albemarle (as if the distribution had occurred on January 1, 1993), including debt under the credit facility transferred from Ethyl. Interest eliminated under the credit facility was computed at the weighted-average interest rates of 3.8% and 3.6% for the two months ended February 28, 1994, and the year ended December 31, 1993, respectively, less capitalized interest of $124,000 and $1,101,000, respectively. Interest rates used to calculate the Albemarle interest eliminated under the credit facility are those rates that were available to Ethyl under its revolving credit agreement during the respective periods presented. Such rates were used because, during management's negotiations to obtain the credit facility, the rates available to Ethyl and Albemarle on a stand-alone basis were approximately the same. Management was advised that these rates would have been the same during the respective periods presented.

(c) To record the estimated income-tax effect for the PRO FORMA adjustments described in Notes (a) and (b) for the two months ended February 28, 1994, and the year ended December 31, 1993, respectively.

(d) Historical and PRO FORMA earnings per share, based on income before discontinued insurance operations and extraordinary item are computed after deducting applicable preferred-stock dividends from such income and using the weighted-average number of shares of common stock and common-stock equivalents outstanding for the periods presented.

3. SUPPLEMENTAL CASH-FLOW INFORMATION:

    Supplemental information for the Consolidated Statements of Cash Flows is as follows:
                                               (In Thousands)
                                         1994       1993       1992

Cash paid during the year for:
  Income taxes                        $ 45,513    $110,867    $35,863
  Interest and financing expenses
   (net of capitalization)              24,118      45,352     62,320
Supplemental investing and financing
  non-cash transactions:
   Dividend of common stock of
     Albemarle Corporation -
     at book value                     399,957           -          -
   Dividend of common stock of
     First Colony Corporation -
     at book value                           -     677,449          -
   Assumption of liabilities in
     connection with the acquisition
     of Potasse et Produits Chimiques
     (PPC) in February 1993                  -      49,000          -

    Also see Notes 2 and 21 with respect to spun-off operations.

4. INDUSTRY SEGMENT:

   The geographic-areas table on page 24 (and the related notes on page
26) is an integral part of the consolidated financial statements. Information about the Company's geographic areas is presented for the years 1990-1994. The discussion of geographic-areas information is unaudited.

5. CASH & CASH EQUIVALENTS:

   Cash and cash equivalents consist of the following:

                            (In Thousands)
                           1994        1993

Cash and time deposits   $31,166     $43,854
Short-term securities          -       4,347
  Total                  $31,166     $48,201

    Short-term securities (generally commercial paper maturing in less than 90 days) are stated at cost plus accrued income, which approximates market value.

6. INVENTORIES:

   Domestic inventories stated on the LIFO basis amounted to $49,889,000 and $115,874,000 at December 31, 1994 and 1993, respectively, which are below replacement cost by approximately $17,080,000 and $36,239,000, respectively.


7. DEFERRED INCOME TAXES & PREPAID EXPENSES:

   Deferred income taxes and prepaid expenses consist of the following:

                                    (In Thousands)
                                    1994       1993

Deferred income taxes - current   $20,404    $42,754
Prepaid expenses                    5,340      6,768
  Total                           $25,744    $49,522

8. PROPERTY, PLANT & EQUIPMENT, AT COST:

   Property, plant and equipment, at cost consist of the following:

                             (In Thousands)
                           1994          1993

Land                      $ 48,781    $   60,227
Land improvements           27,947        59,637
Buildings                   94,224       137,980
Machinery and equipment    408,982     1,436,965
Capitalized interest        19,283        41,580
Construction in progress    85,162       172,241
  Total                   $684,379    $1,908,630

    Interest capitalized on significant capital projects in 1994, 1993 and 1992 was $8,060,000, $6,864,000 and $6,763,000, respectively, while amortization of capitalized interest (which is included in depreciation expense) was $1,294,000, $3,246,000 and $2,807,000, respectively.


9. ACCRUED EXPENSES:

   Accrued expenses consist of the following:

                                                 (In Thousands)
                                                1994        1993

Employee benefits, payrolls and related taxes $11,871    $ 35,565
Other                                          61,247      90,139
  Total                                       $73,118    $125,704

10. LONG-TERM DEBT:

    A summary of long-term debt maturities at December 31, 1994, is listed below:


                                             (In Thousands)
                                                       Variable-
                       Variable-           9.8%           Rate
                         Rate              Notes         Medium-
                         Bank               Due           Term
                         Loans             1998           Notes         Total

1995                                                                          -
1996                                                                          -
1997                                                    $ 6,750       $   6,750
1998                                     $200,000         6,750         206,750
1999                   $117,000                           6,750         123,750
2000-2001                                                13,500          13,500
                       $117,000          $200,000       $33,750         350,750
Less unamortized discount                                                  (984)

Total long-term debt at December 31, 1994                              $349,766

    On February 16, 1994, the Company entered into a new, five-year, $1-billion unsecured credit facility with a group of banks to replace its existing $700- million credit agreement. The credit facility was split into two separate $500- million facilities upon the spin-off of Ethyl's wholly owned subsidiary, Albemarle Corporation. As a result of the spin-off, $303,400,000 of variable- rate bank debt was transferred to Albemarle, as well as foreign bank borrowing and other debt, amounting to $95,589,000 (of which $81,524,000 was noncurrent). Under the new credit facility, fees of up to 3/8 of 1% per annum are assessed on the unused portion of the commitment. The credit facility permits borrowing for the next five years at various interest-rate options. The facility contains a number of covenants, representations and events of default typical of a credit- facility agreement of this size and nature, including financial covenants requiring the Company to maintain consolidated long-term debt (as defined) of not more than 60% of the sum of shareholders' equity (as defined) and consolidated long-term debt and maintenance of minimum shareholders' equity of at least $250 million. The Company was in compliance with such covenants at December 31, 1994. $100 million was borrowed under the agreement at December 31, 1994. Amounts outstanding at February 16, 1999, mature on that date. Average interest rates on variable-rate loans during 1994 and 1993 were 4.5% and 3.6%, respectively.

    The Company also has three uncommitted agreements with banks providing for immediate borrowings up to a maximum of $135 million at the individual bank's money-market rate. There was $17 million outstanding under these agreements at December 31, 1994. The average interest rates on borrowings during 1994 and 1993 under these agreements were 4% and 3.4%, respectively.

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

11.OTHER NONCURRENT LIABILITIES:

   Other noncurrent liabilities consist of the following:

                                           (In Thousands)
                                           1994       1993
Provision for environmental remediation
  and future shutdown costs               $47,609    $35,574
Other                                      31,293     63,666
  Total                                   $78,902    $99,240

12. CAPITAL STOCK:

    REDEEMABLE PREFERRED STOCK - Transactions in 1992-1994 were as follows:


                                               Issued
                                         Shares      Amounts

Cumulative First Preferred, 6% Series A
  (authorized 1,000,000 shares)
January 1, 1992, December 31, 1992
   and 1993, balance                      2,002     $ 200,200
Called for redemption in 1994            (2,002)     (200,200)
December 31, 1994, balance                    -     $       -

    The Cumulative First Preferred 6% Series A stock was called for redemption in December 1994 at $101 per share, plus accrued dividends.

    SHAREHOLDER RIGHTS PLAN - In 1987, the Company declared a dividend of one preferred-share purchase right on each outstanding share of common stock as part of a new Shareholder Rights Plan.

    Each right entitles common shareholders to buy 2.522 one-thousandth of a share of the Company's authorized Cumulative Second Preferred stock, Series B, at an exercise price of $105. The rights will be exercisable, if not earlier redeemed, only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 30% or more of the common stock.

    Each holder of a right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the purchase price, preferred stock (or in certain circumstances, cash, property or other securities of the Company or another person) having a value equal to twice the amount of the purchase price. The rights will expire on September 24, 1997.

    STOCK-OPTION PLAN - The Company has an incentive stock-option plan, whereby incentive stock options and non-qualifying stock options may be granted to officers and other key employees to purchase a specified number of shares of common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. In addition to the stock options, the optionee may also be granted a stock appreciation right (SAR). To date, SARs generally have been granted for the same number of shares subject to related options. During 1994, the Board of Directors of the Company unanimously adopted and the shareholders approved an amendment to the Company's incentive stock option plan increasing the number of shares issuable under the option plan by 5,900,000 to 11,900,000 and established an annual limit of 200,000 on the number of shares for which options may be granted to an individual. Activity in 1992, 1993 and 1994 is shown at right:

                                        Shares     Option Prices
Outstanding at January 1, 1992         567,546     $20.07-$28.74
Granted                                178,900     $28.00-$31.49
Exercised                              (56,759)    $20.07-$27.53
Surrendered upon exercise of SARs      (29,564)    $20.07-$26.13
Lapsed                                  (6,605)    $22.00-$27.53
Outstanding at December 31, 1992       653,518     $20.07-$31.49
Adjustment for First Colony spin-off   238,711     $13.22-$20.73
Exercised                              (71,865)    $13.22-$28.74
Surrendered upon exercise of SARs      (59,212)    $14.49-$26.13
Lapsed                                (153,539)    $15.94-$31.49
Outstanding at December 31, 1993       607,613     $13.22-$20.73
Granted                              3,042,000     $       12.50
Adjustment for Albemarle spin-off      168,650     $ 9.00-$14.11
Exercised                              (73,475)    $ 9.00-$17.20
Surrendered upon exercise of SARs      (48,402)    $ 9.86-$18.85
Lapsed                                (413,112)    $ 9.86-$20.73
Outstanding at December 31, 1994     3,283,274     $ 9.00-$14.11

    All of the unexercised options and related SARs granted prior to 1994 were exercisable at December 31, 1994. None of the stock options and related SARs granted in 1994 were exercisable at December 31, 1994. On December 31, 1993 and 1994, 3,053,552 and 6,156,014 shares, respectively, were available for grant.

13.GAINS & LOSSES ON FOREIGN CURRENCY:

    Foreign currency transaction adjustments resulted in gains of $1,968,000 in 1994 and $1,725,000 in 1993 and a loss of $4,918,000 in
1992.

14.CONTRACTUAL COMMITMENTS & CONTINGENCIES:

    Rental expense was $17,120,000 for 1994, $29,680,000 for 1993 and
$27,060,000 for 1992.

    The Company has a number of operating lease agreements primarily for office space, transportation equipment and storage facilities.

    Future lease payments for the next five years for all non-cancelable leases as of December 31, 1994, are $6,764,000 for 1995, $5,428,000 for
1996, $3,308,000 for 1997, $852,000 for 1998, $587,000 for 1999, and
amounts payable after 1999 are $3,644,000.

    Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $37,500,000 at December 31, 1994.

    The Company and Albemarle entered into agreements, dated as of February 28, 1994, pursuant to which the Company and Albemarle agreed to coordinate certain facilities and services of adjacent operating sites at plants in Orangeburg, South Carolina; Houston, Texas; and Feluy, Belgium. In addition, the Company and Albemarle entered into agreements providing for the blending by Albemarle of Ethyl's additive products and the production of antioxidants and manganese-based antiknock compounds at the Orangeburg plant. Ethyl was billed approximately $48 million in connection with these agreements during 1994.

    The Company is from time to time subject to routine litigation incidental to its business. The Company is not a party to any pending litigation proceedings that will have a materially adverse effect on the Company's results of operations or financial condition. Further, no additional disclosures are required in conformity with FASB Statement No. 5, "Accounting for Contingencies," due to immateriality.

    At December 31, 1994 and 1993, the Company had accruals of $38,400,000 and $25,400,000, respectively, for environmental liabilities. In developing its estimates of environmental remediation and monitoring costs, the Company considers, among other things, risk-based assessments of the contamination, currently available technological solutions, alternative cleanup methods, and prior Company experience in remediation of contaminated sites, all based on presently enacted laws and regulations. Amounts accrued do not take into consideration claims for recoveries from insurance. Although studies have not been completed for certain sites, some amounts generally are estimated to be expended over extended periods. When specific amounts within a range cannot be determined, the Company has accrued the minimum amount in that range.

    Environmental exposures are difficult to assess and estimate for numerous reasons including the complexity and differing interpretations of regulations, lack of reliable data, multiplicity of possible solutions, and length of time. As the scope of the Company's environmental contingencies becomes more clearly defined, it is possible that amounts in excess of those already accrued may be necessary. However, management believes that these overall costs are expected to be incurred over an extended period of time and, as a result, such contingencies are not expected to have a material impact on the consolidated financial position or liquidity of the Company, but they could have a material adverse effect on the Company's results of operations in any given future quarterly or annual period.

15. PENSION PLANS & OTHER

    POSTRETIREMENT BENEFITS:

    U.S. PENSION PLANS - The Company has noncontributory defined-benefit pension plans covering most U.S. employees. The benefits for these plans are based primarily on years of service and employees' compensation. The Company's funding policy complies with the requirements of Federal law and regulations. Plan assets consist principally of common stock, U.S. government and corporate obligations and group annuity contracts. The pension information for all periods includes amounts related to the Company's salaried plan and to the hourly plans.

    The major changes from 1993 to 1994 in the following tables reflect the effects of the spin-off of Albemarle at the close of business on February 28, 1994, with the related wage-roll plans and a portion of the salaried plan identified with employees who were transferred to Albemarle.

    As a result of the spin-off, plan assets and projected benefit obligations reported at December 31, 1993, were reduced by $286,035,000 and $240,278,000, respectively, as of January 1, 1994. The expected returns and interest cost reported for 1994 are computed based upon the lesser amounts.

    The components of net pension income are as follows:


                                              (In Thousands)
Years ended December 31               1994         1993         1992

Return on plan assets:
Actual return                       $ 32,018     $ 50,130     $ 43,970
Expected return higher
  than actual                          3,256        3,679        7,091
Expected return                       35,274       53,809       51,061
Amortization of transition asset       4,730        6,995        6,995
Service cost (benefits earned
  during the year)                    (5,462)     (12,355)     (11,219)
Interest cost on projected
  benefit obligation                 (24,122)     (36,978)     (34,740)
Amortization of prior service costs   (2,958)      (4,318)      (3,811)
Net pension income                  $  7,462     $  7,153     $  8,286

    Amortization of the transition asset is based on the amount determined at the date of adoption of FASB Statement No. 87.

    Net pension income and plan obligations are calculated using assumptions of estimated discount and interest rates and rates of projected increases in compensation. The discount rate on projected benefit obligations was primarily assumed to be 8.25% at December 31, 1994, 6.75% at December 31, 1993, and 7.25% at December 31, 1992. The
assumed interest rate at the beginning of each year is the same as the discount rate at the end of each prior year. The rates of projected compensation increase were assumed to be primarily 4.5% at December 31, 1994 and 1993, and 5% at December 31, 1992. The expected long-term rate of return on plan assets was assumed to be primarily 9% each year. Net pension income (table above) is determined using assumptions as of the beginning of each year. Funded status (table next page) is determined using assumptions as of the end of each year.



    The following table presents a reconciliation of the funded status of the U.S. pension plans to prepaid pension expense, which is included in "Other assets and deferred charges":

(In Thousands)
Years ended December 31
                                                          1994      1993
   Plan assets at fair value                              $367,471  $637,427
  Less actuarial present value of benefit obligations:
     Accumulated benefit obligation (including vested
       benefits of $271,458 and $486,284, respectively)    274,346   502,828
     Projected compensation increase                        13,666    63,873
     Projected benefit obligation                          288,012   566,701
   Plan assets in excess of projected benefit obligation    79,459    70,726
   Unrecognized net (gain) loss                            (16,087)   30,379
   Unrecognized transition asset being amortized
     principally over 16 years                             (30,861)  (56,422)
   Unrecognized prior-service costs being amortized         24,992    44,997
   Prepaid pension expense                                $ 57,503  $ 89,680

    One of the Company's U.S. pension plans is the supplemental executive retirement plan (SERP), which is an unfunded defined benefit plan. The actuarial present value of accumulated benefit obligations related to the Company's SERP totalled $10,263,000 and $12,705,000 at December 31, 1994 and 1993, respectively. The prepaid pension expense asset in the table above is net of an accrued pension expense liability of $9,255,000 and $9,270,000 related to the SERP at December 31, 1994 and 1993, respectively. Pension expense for the SERP totalled $1,459,000, $1,550,000, and $1,111,000 for 1994, 1993, and 1992,
respectively.

    FOREIGN PENSION PLANS - Pension coverage for employees of the Company's foreign subsidiaries is provided through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees or under insurance policies. 1994, 1993 and 1992 pension cost for these plans was $3,317,000, $2,265,000 and $1,954,000, respectively. The actuarial present value of accumulated benefits at December 31, 1994 and 1993, was $12,159,000 and $13,445,000,
substantially all of which was vested, compared with net assets available for benefits of $15,571,000 and $14,451,000, respectively.

    CONSOLIDATED - Consolidated net pension income for 1994, 1993 and 1992 was $4,145,000, $4,888,000 and $6,332,000, respectively.

    OTHER POSTRETIREMENT BENEFITS - The Company also provides postretirement medical benefits and life insurance for certain groups of retired employees.

    In 1992, the Company adopted FASB Statement No. 106. The Company elected to recognize immediately the cumulative effect of the change in accounting for postretirement benefits of $54.5 million ($34.3 million net of income tax benefit), which represents the accumulated postretirement benefit obligation (APBO) existing at January 1, 1992, net of plan assets. The Company continues to fund medical and life insurance benefit costs principally on a pay-as-you-go basis. Although the availability of medical coverage after retirement varies for different groups of employees, the majority of employees who retire from the Company before becoming eligible for Medicare can continue group coverage by paying the full cost of a composite monthly premium designed to cover the claims incurred by active and retired employees. The availability of group coverage for Medicare-eligible retirees also varies by employee group with coverage designed either to supplement or coordinate with Medicare. Retirees generally pay a portion of the cost of the coverage.

    The components of net periodic postretirement benefit cost are as follows:

(In Thousands)
Years ended December 31
                                              1994         1993
Service cost (benefits attributed to
  employee service during the year)           $(1,789)     $(3,088)
Interest cost on accumulated postretirement
  benefit obligation                           (4,419)      (6,911)
Actual return on plan assets                    2,101        2,823
Net periodic postretirement benefit cost      $(4,107)     $(7,176)
        Summary information on the Company's plans is as follows:


(In Thousands)
Years ended December 31
                                                   1994        1993
Accumulated postretirement benefit obligation for:
   Retirees                                        $41,985     $ 51,091
   Fully eligible, active plan participants          2,008       18,608
   Other active plan participants                    7,709       41,492
                                                    51,702      111,191
Less plan assets at fair value                      24,447       33,153
(Plus) less unrecognized net (gain) loss              (717)      14,776
Accrued postretirement benefit cost                $27,972     $ 63,262

    Plan assets are held under an insurance contract and reserved for retiree life-insurance benefits.

    As a result of the spin-off, plan assets and projected benefit obligations reported at December 31, 1993, were reduced by approximately $7,242,000 and $46,002,000, respectively, as of January 1, 1994. The expected returns and interest cost reported for 1994 are computed based on the lesser amounts.

    The discount rate used in determining the APBO was 8.25% at December 31, 1994, 6.75% at December 31, 1993, and 8% at December 31, 1992. The
expected long-term rate of return on plan assets used in determining the net periodic postretirement benefit cost was 9% in 1994 and 1993, and the estimated pay increase was 4.5% at December 31, 1994 and 1993, and 5% at December 31, 1992. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 15% in 1992 and 14% in 1993, and 13% in 1994, declining by 1% per year to an ultimate rate of 7%, except that managed- care costs were assumed to begin at 12% in 1992 and 11% in 1993 and 10% in 1994, declining by 1% per year to 6%.

    If the health-care cost-trend rate assumptions were increased by 1%, the APBO, as of December 31, 1994, would be increased by approximately $4 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1994 would be an increase of about $0.9 million.

    CHANGES IN ESTIMATES - The higher discount rate at December 31, 1994, decreased the pension accumulated benefit obligation by about $39 million and the pension projected benefit obligation by about $40.9 million. The higher discount rate at December 31, 1994, decreased the postretirement accumulated benefit obligation by approximately $9.4 million. The rate-change effects on net pension income and postretirement benefit cost are not material to the Company's financial statements.


16. INCOME TAXES:


    Effective January 1, 1992, the Company adopted FASB Statement No. 109, which requires the use of the asset-and-liability approach for financial accounting and reporting for income taxes. The cumulative effect of the accounting change resulted in a reduction of the deferred income-tax liability and an increase in net income of $19.6 million, or $.17 per share. This amount was included in the 1992 consolidated statements of income reported as part of the cumulative effect of accounting changes.

    Income before discontinued insurance operations, income taxes, extraordinary item and cumulative effect of accounting changes and current and deferred income taxes are composed of the following:



(In Thousands)
Years ended December 31           1994         1993         1992
Income before discontinued
  insurance operations, income
  taxes, extraordinary item and
  cumulative effect of accounting
  changes:
   Domestic                       $103,083     $121,486     $189,788
   Foreign                          38,063       12,021       16,830
     Total                        $141,146     $133,507     $206,618
Current income taxes:
   Federal                        $ 19,451     $ 33,195     $ 78,268
   State                             3,109        4,171       11,897
   Foreign                          10,569       13,782       12,238
     Total                          33,129       51,148      102,403
Deferred income taxes:
   Federal                           6,180      (10,944)       4,987
   State                               (45)        (282)         259
   Foreign                           4,127        3,563       (8,276)
     Total                          10,262       (7,663)      (3,030)
Total income taxes                $ 43,391     $ 43,485     $ 99,373

    The significant differences between the U.S. Federal statutory rate and the effective income-tax rate are as follows:

                                           % of Income Before Income Taxes
                                               1994      1993      1992
Federal statutory rate                         35.0%     35.0%     34.0%
Gain on sale of subsidiaries                   (3.8)     (1.7)        -
State taxes, net of federal tax benefit         1.8       1.9       1.4
Foreign sales corporation benefit              (1.2)     (1.8)     (1.5)
Deferred-tax benefit attributable to
  Whitby Research downsizing                      -      (7.0)        -
Higher net tax on foreign related operations
  primarily due to absence of tax benefit
  on significant losses of Belgian subsidiary     -       3.9         -
Increase in federal deferred taxes to
  enacted 35% rate                                -       1.8         -
Gain on sale of 20% of First
  Colony Corporation                              -         -      16.3
Other items, net                               (1.1)       .5      (2.1)
Effective income-tax rate                      30.7%     32.6%     48.1%

    1994 and 1993 deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income-tax reporting purposes, using the liability or balance sheet method. Such temporary differences result primarily from differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Federal income-tax legislation enacted in 1993 increased the corporate income-tax rate to 35% retroactive to January 1, 1993. This rate has been applied to all future years and resulted in an increase in the deferred income-tax liability and a decrease in net income of $2.3 million, or $.02 per share in 1993. The deferred income-tax assets and deferred income-tax liabilities recorded on the balance sheets as of December 31, 1994, and 1993, are as follows:



(In Thousands)
  Deferred tax assets:
                                                 1994       1993
Environmental reserves                           $12,892    $12,599
  Future employee benefits                         3,903      8,753
  Undistributed earnings of foreign subsidiaries   7,267      2,920
  Intercompany profit in inventories               4,916      6,015
  Inventory capitalization                           654      1,876
  Corporate downsizing, plant write-down
   and related costs                               5,555      9,740
  Foreign currency translation adjustment          1,481          -
  Deferred-tax benefit attributable to
   Whitby Research downsizing                          -      9,300
  Belgian subsidiary net operating
   loss carryforward                                   -     16,360
  Valuation allowance for Belgian
   loss carryforward                                   -     (9,104)
  Other                                            3,510      4,931
Net deferred tax asset                            40,178     63,390
Deferred tax liabilities:
  Depreciation                                    25,259    129,526
  Future employee benefits                        11,441     10,581
  Foreign currency translation adjustment              -      6,485
  Capitalization of interest                       2,011     10,209
  Other                                            9,073      7,511
Deferred tax liabilities                          47,784    164,312
Net deferred tax liabilities                     $ 7,606   $100,922

Reconciliation to financial statements:
Current tax assets                               $20,404   $ 42,754
Deferred tax liabilities                          28,010    143,676
Net deferred tax liabilities                     $ 7,606   $100,922



The reduction in net deferred tax liabilities in the table above reflects $109.8 million spun off as part of Albemarle.

    During 1993, it was concluded that it was more likely than not that a portion of the tax benefit from the Belgian subsidiary's operating loss carryforward would not be realized, and consequently there was a need for a valuation allowance. The business and related valuation adjustment was part of Albemarle, which was spun off at the close of business on February 28, 1994.

    Based on current United States income-tax rates, it is anticipated that no additional United States income taxes would be incurred if the unremitted earnings of the Company's foreign subsidiaries were remitted to Ethyl Corporation due to available foreign tax credits.


17. FAIR VALUE OF FINANCIAL INSTRUMENTS:


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

    The estimated fair values of Ethyl's financial instruments are as follows:



(In Thousands)


December 31, 1994                             Carrying    Fair
                                              Value       Value
Cash and cash equivalents                     $ 31,166    $ 31,166
Long-term debt, including current maturities  $349,766    $360,489

December 31, 1993
Cash and cash equivalents                     $ 48,201    $ 48,201
Long-term debt, including current maturities  $701,042    $732,500



18. SPECIAL CHARGES:

    Special charges in 1994 amounted to $2,720,000 ($1,690,000 after income taxes, or $.01 per share) consisting of a charge of $10,720,000 primarily for a provision for environmental remediation as well as other costs largely offset by the benefit of an $8,000,000 legal settlement.

    Special charges for 1993 amounted to $36,150,000 ($22,400,000 after income taxes, or $.19 per share), of which $14,200,000 was incurred for plant write- down and other related costs in connection with the Company's decision to discontinue production of lead antiknock compounds at Ethyl's subsidiary's Sarnia, Ontario, plant. This decision resulted from entering into an agreement with The Associated Octel Company whereby Ethyl is assured of an ample long-term supply of lead antiknock compounds. The remainder of the special charges related to costs of work-force reductions in the U.S. and Europe amounting to $7,635,000 and $14,315,000 for downsizing costs of Whitby Research, Inc., relocation of employees and other miscellaneous costs.

    A special charge in 1992 amounting to $9,500,000 ($6,000,000 after income taxes, or $.05 per share) covered expenses for the relocation of the Petroleum Additives Division research-and-development employees to Richmond, Virginia, in 1994.


19. GAIN ON SALE OF 20% INTEREST IN FIRST COLONY CORPORATION:

    The gain on the sale of 20% of the Company's interest in First Colony Corporation of $93,600,000 ($30,200,000 after income taxes, or $.25 per share) resulted from the December 15, 1992, initial public offering of 9,700,000 shares of First Colony Corporation stock at a price of $28.00 per share less expenses. The after-tax gain of $30,200,000 reflects higher tax expenses based on a lower tax basis than book basis.

20. EXTRAORDINARY CHARGE:

    The extraordinary charge of $5,000,000, or $.04 per share (net of income taxes of $3,000,000), due to early extinguishment of debt results from the Company redeeming its $116.25-million 9 3/8% Sinking Fund Debentures due December 15, 2016, on December 15, 1993, at a redemption price of 105.081 of the principal amount and the write-off of remaining deferred financing costs associated with the sinking-fund debt.


21. DISCONTINUED INSURANCE OPERATIONS:

    On July 1, 1993, the Company's 80-percent investment in First Colony Corporation was spun off in a tax-free distribution to the Company's shareholders. The distribution consisted of the net assets of the Company's investment in First Colony Corporation totaling $757,211,000 less unrealized gains on marketable equity securities amounting to $78,227,000 (net of deferred income taxes of $40,299,000) and retroactive income-tax charges of $1,535,000 due to a change in federal tax legislation.

    The results of operations during the first six months of 1993 and the year ended December 31, 1992, were as follows:

Statements of Income (In Thousands)

                                     Six
                                Months Ended  Year Ended
                                    June 30   December 31
                                     1993        1992

Revenues                             $737,137    $1,282,448
Benefits and expenses                 566,174     1,044,580
Income before income taxes and
  cumulative effect of
  accounting changes                  170,963       237,868
Income taxes                           58,316        74,475
Income before cumulative effect
  of accounting changes               112,647       163,393
Cumulative effect of
  accounting changes                        -           332
Net income                            112,647       163,725
Less provision for minority interest   22,164         1,253
Income from discontinued
  insurance operations               $ 90,483    $  162,472




                              FIVE-YEAR SUMMARY

    INTRODUCTION TO THE FIVE-YEAR SUMMARY: The following Five-Year Summary includes the results of the businesses spun off as Albemarle Corporation through the spin-off date at the close of business on February 28, 1994. The financial position and other data at December 31, 1994, reflect the impact of the spin-off of Albemarle.
The results and net assets of the Insurance segment, spun off on July 1, 1993, are reported as discontinued insurance operations.

(In Thousands Except Per-Share Amounts)
Years Ended December 31                                     1994
RESULTS OF OPERATIONS
Net sales                                                   $1,174,086
Costs and expenses                                           1,003,624
Special charges(1)                                               2,720
   Operating profit                                            167,742
   Interest and financing expenses                              25,378
Gain on sale of 20% of First Colony Corporation(2)                   -
Gain on sale of subsidiary(3)                                        -
Other expenses (income), net                                     1,218
Income before income taxes, extraordinary charge,
  cumulative effect of accounting changes and discontinued
  insurance operations                                         141,146
Income taxes                                                    43,391
Income before extraordinary charge, cumulative effect of
  accounting changes and discontinued insurance operations 97,755 Extraordinary after-tax charge due to early extinguishment
  of debt(4)                                                         -
Cumulative effect of accounting changes for:(5)
   Postretirement health-care benefits (net of tax)                  -
   Deferred income taxes                                             -
Income before discontinued insurance operations                 97,755
Income from discontinued insurance operations                        -
Net income                                                     $97,755

FINANCIAL POSITION AND OTHER DATA
Total assets - before discontinued insurance operations      $1,030,415
Net assets of discontinued insurance operations                       -
   Total                                                     $1,030,415

Continuing Operations:
   Working capital                                           $  248,650
   Current ratio                                              2.36 TO 1
   Depreciation and amortization                             $   53,983
   Capital expenditures                                         147,260
   Acquisitions of businesses                                         -
   Gross margin as a % of net sales                                33.9
   Research, development and testing expenses(6)             $   82,661
Long-term debt(7)                                               349,766
Redeemable preferred stock                                            -
Common and other shareholders' equity                           390,937
Long-term debt as a % of total capitalization(7)                   47.2
Net Income as a % of shareholders' equity                          17.1
COMMON STOCK
Earnings per share:
   Income before extraordinary charge, cumulative
     effect of accounting changes and discontinued insurance
     operations                                              $      .83
   Extraordinary charge                                               -
   Cumulative effect of accounting changes                            -
      Income before discontinued insurance operations               .83
      Income from discontinued insurance operations                   -
      Net income                                             $      .83

Shares used to compute earnings per share                       118,451
Dividends per share:
   Cash dividends declared                                   $      .50
   Dividend of common stock of Albemarle Corporation,
     at book value                                                 3.38
   Dividend of common stock of First Colony
     Corporation, at book value                                       -
      Total                                                  $     3.88

Equity per share(8)                                          $     3.30


1993               1992           1991           1990
$1,938,390         $1,692,582     $1,534,571     $1,590,940
 1,734,635          1,509,260      1,330,721      1,348,736
    36,150              9,500         11,185         48,710
   167,605            173,822        192,665        193,494
    44,085             62,279         59,097         64,839
         -            (93,600)             -              -
         -                  -              -        (78,993)
    (9,987)            (1,475)        (1,652)        (8,110)
   133,507            206,618        135,220        215,758
    43,485             99,373         41,168         79,331
    90,022            107,245         94,052        136,427
    (5,000)                 -              -              -
         -            (34,348)             -              -
         -             19,616              -              -
    85,022             92,513         94,052        136,427
    90,483            162,472        112,616         95,762
$  175,505         $  254,985     $  206,668     $  232,189
$2,009,198         $1,878,898     $1,570,505     $1,385,643
         -            658,550        909,876        775,523
$2,009,198         $2,537,448     $2,480,381     $2,161,166


$ 407,182          $  327,840      $  318,716    $  277,289
  2.25 to 1         1.71 to 1       2.25 to 1     2.12 to 1
$ 127,456          $  105,765      $   89,879    $   88,522
   205,029            157,412         166,148       151,822
   125,431            136,500          24,035        61,575
     28.5                29.2            31.9          31.6
$ 127,000          $  111,698      $  114,732    $  106,172
   686,986            711,736         810,849       683,829
      200                 200             200           214
   752,581          1,401,279       1,219,313     1,047,606
     47.7                33.7            39.9          39.5
     16.3                19.5            18.2          23.8
$      .76          $     .90      $      .80    $     1.15
      (.04)                 -               -             -
         -               (.12)              -             -
       .72                .78             .80          1.15
       .76               1.37             .95           .80
$     1.48          $    2.15     $      1.75    $     1.95

   118,436            118,380         118,380       119,309

$      .60           $    .60     $       .60    $      .60
         -                  -               -             -
      5.72                  -               -             -
$     6.32           $    .60     $       .60    $      .60

$     6.36           $  11.84     $      10.31   $     8.85


  (1) Special charges in 1994 consist of $10,720 primarily for a provision for environmental remediation as well as other costs, largely offset by the benefit of an $8,000 legal settlement (totalling $1,690 after income taxes). 1993 includes the write-down of the Canadian plant and other related costs of $14,200, costs of work-force reductions in the U.S. and Europe amounting to $7,635, and $14,315 for downsizing costs of Whitby Research, Inc., and relocation of employees and other related costs (totalling $22,400 after income taxes); 1992 includes charges for the relocation of the Petroleum Additives Division R&D personnel ($6,000 after taxes); 1991 includes expenses and write- offs of $6,350 resulting from the discontinuance of certain developmental research programs as well as expenses of $4,835 covering the relocation of the Petroleum Additives Division headquarters ($7,000 after income taxes); 1990 includes mainly the write-off of goodwill and provisions for relocation expenses of Whitby, Inc., and for environmental remediation projects at certain chemical facilities ($42,441 after income taxes).

  (2) Resulted from the December 1992 sale of approximately 20% of First Colony Corporation stock ($30,200 after income taxes).

  (3) Resulted from the 1990 sale of Hardwicke Chemical Company ($50,765 after income taxes).

  (4) The extraordinary after-tax charge is the result of the early redemption of the $116,250, 9 3/8% Sinking Fund Debentures, net of income taxes of $3,000.

  (5) Change in accounting for postretirement health benefits ($54,460 before income taxes) and deferred income taxes in accordance with FASB Statements No. 106 and 109, respectively, adopted effective January 1, 1992.

  (6) Research-and-development expenses determined in accordance with FASB Statement No. 2 were $49,651 for 1994, $75,624 for 1993, $73,831 for 1992, $69,119 for 1991 and $65,186 for 1990.

  (7) The reduction in long-term debt in 1994 reflects $384,924 of debt transferred to Albemarle at the close of business on February 28, 1994. Excluding the debt and net assets of the businesses spun off, the consolidated debt-to-total-capitalization ratio at December 31, 1993, would have been 46.2%. 1992 includes $250 million of debt of First Colony Corporation spun off July 1, 1993.

  (8) Based on the number of common shares outstanding at the end of each year. The decline in 1994 reflects the dividend of common stock of Albemarle Corporation of $3.38 per share at book value. The decline in 1993 reflects the dividend of common stock of First Colony Corporation of $5.72 per share at book value.

                         MANAGEMENTS REPORT ON
                        THE FINANCIAL STATEMENTS

    Ethyl Corporation's management has prepared the financial statements and related notes appearing on pages 28 through 45 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this annual report are consistent with these financial statements.

    Ethyl maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

    These financial statements have been audited by Coopers & Lybrand, L.L.P., independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards and included a review of Ethyl's internal accounting controls to the extent considered necessary to determine audit procedures.

    The audit committee of the board of directors, composed only of outside directors, meets with management, internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the board on recommendation of the audit committee, subject to shareholder approval.



                        REPORT OF INDEPENDENT ACCOUNTANTS


   certified public accountants             Riverfront Plaza West
                                             901 East Byrd Street
     in principal areas of                       Suite 1200
         the world                         Richmond, Virginia 23219
                                           Telephone (804) 697-1900

 TO THE BOARD OF DIRECTORS & SHAREHOLDERS OF ETHYL CORPORATION

    We have audited the accompanying consolidated balance sheets of Ethyl Corporation and Subsidiaries (the Company) as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ethyl Corporation and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Notes 15 and 16 to the consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting both for postretirement benefits other than pensions and for income taxes by adopting Financial Accounting Standards Board Statements No. 106 and No. 109, respectively.

[SIGNATURE]


February 21, 1995


*BRUCE C. GOTTWALD
    Chairman of the Board
    Ethyl Corporation
    Richmond,Virginia
*FLOYD D. GOTTWALD, JR.
    Vice Chairman of the Board
    Ethyl Corporation
    Richmond,Virginia
*CHARLES B. WALKER
    Vice Chairman of the Board
    Ethyl Corporation
    Richmond,Virginia
*THOMAS E. GOTTWALD
    President
    Ethyl Corporation
    Richmond,Virginia
*WILLIAM M. GOTTWALD, MD
    Senior Vice President
    Ethyl Corporation
    Richmond,Virginia
 LLOYD B. ANDREW
    Retired Executive Vice President
    Ethyl Corporation
    Richmond,Virginia
 WILLIAM W. BERRY
    Retired Chairman of the Board
    Dominion Resources, Inc.
    Richmond,Virginia
+PHYLLIS L. COTHRAN
    President & Chief Operating Officer
    Trigon Blue Cross Blue Shield
    Richmond, Virginia
ALLEN C. GOOLSBY
    Partner
    Hunton & Williams
    Richmond,Virginia
BRUCE C. GOTTWALD, JR.
    Chairman of the Board
    First Colony Corporation
    Richmond,Virginia
GILBERT M. GROSVENOR
    President & Chairman
    National Geographic Society
    Washington, D.C.
ANDRE B. LACY
    Chairman, Chief Executive Officer
    & President
    LDI Management, Inc.
    Indianapolis, Indiana
EMMETT J. RICE
    Retired Member - Board of Governors
    Federal Reserve System
    Washington, D.C.
SIDNEY BUFORD SCOTT
    Chairman of the Board
    Scott & Stringfellow, Inc.
    Richmond,Virginia



                               OFFICERS & STAFF

* BRUCE C. GOTTWALD
     Chairman of the Board
     Chief Executive Officer
     Chairman - Executive Committee
* FLOYD D. GOTTWALD, JR.
     Vice Chairman of the Board
* CHARLES B. WALKER
     Vice Chairman of the Board
     Chief Financial Officer
* THOMAS E. GOTTWALD
     President
     Chief Operating Officer
* WILLIAM M. GOTTWALD, MD
     Senior Vice President - Business
     & Finance Support
  SAMPSON H. BASS, JR.
     Vice President
     Secretary - Executive Committee
     as Management Committee
  E. WHITEHEAD ELMORE
     Secretary & Special Counsel
     to the Executive Committee


   DAVID A. FIORENZA
     Vice President - Finance
     & Controller
   CHRISTOPHER HICKS
     Vice President - Government
      Relations
   C. S. WARREN HUANG
     Vice President - Research
     & Development
   DONALD R. LYNAM
     Vice President - Air Conservation
   STEVEN M. MAYER
     Vice President & General Counsel
   IAN A. NIMMO
     Vice President- Lubricant Additives
   HENRY C. PAGE, JR.
     Vice President - Human Resources
   NEWTON A. PERRY
     Vice President - Fuel Additives
   A. PRESCOTT ROWE
     Vice President - External Affairs
   JOHN S. PATTON
     Director- Investor Relations


Fuel Additives
NEWTON A. PERRY
Corporate Vice President - General Manager
ROGER H. VENABLE
Marketing Vice President - Antiknocks
ROBERT A. YONDOLA
Marketing Vice President - Fuel Additives

Lubricant Additives
IAN A. NIMMO
Corporate Vice President - General Manager
RAYMOND C. GUDUM
Marketing Vice President - North America
JAMES D. HANES
Marketing Vice President - Far East,
    Latin America/Caribbean
KENNETH J. DONLAN
Managing Director - Ethyl Petroleum
    Additives Limited
LEE A. CHOUINARD
General Manager - Product Supply



*  Member of the Executive Committee
+ Elected February 23, 1995




                             PRODUCTS & LOCATIONS
PRODUCTS


    Ethyl formulates fuel and lubricant additive packages that help meet or exceed a wide range of industry and government performance standards. The most prominent of these include reducing exhaust emissions, improving fuel economy, prolonging oil-drain intervals and extending equipment life.

   FUEL ADDITIVES FOR GASOLINE
  . antiknock compounds to increase octane and prevent engine knock
  . antioxidants/stabilizers to prevent degradation during storage/transport . corrosion inhibitors to prevent storage/pumping system failures
  . detergents to prevent carbon deposits on engine parts
  . dyes to provide color differentiation

   FUEL ADDITIVES FOR DIESEL
  . antioxidants/stabilizers to prevent degradation during storage/transport . cetane improvers for consistent combustion and emission reduction
  . cold-flow improver to enhance fuel pumping
  . conductivity modifier to neutralize static charge build-up in fuel
  . detergents/dispersants to prevent carbon deposits on engine parts
  . dyes for fuel identification and leak detection
  . lubricity agents

 LUBRICANT ADDITIVES FOR ENGINE CRANKCASE OILS (PASSENGER CAR,
HEAVY-DUTY VEHICLE AND RAILROAD)

   . antioxidants to resist high-temperature degradation
   . antiwear agents to protect metal surfaces from abrasion
   . corrosion inhibitors to protect metal parts
   . detergents to prevent carbon and varnish deposits on engine parts . dispersants to keep engine parts clean
   . pour-point depressants to enable oil flow at cold temperatures

 LUBRICANT ADDITIVES FOR SPECIALTY OILS (AUTOMATIC TRANSMISSION,
HYDRAULIC, INDUSTRIAL AND GEAR)

    . antioxidants to resist high-temperature degradation
    . antiwear agents to protect metal surfaces from abrasion
    . corrosion inhibitors to protect metal parts
    . detergents to prevent carbon and varnish deposits on engine parts . friction reducers to facilitate movement



PLANTS
Feluy, Belgium
Houston, Texas
Natchez, Mississippi
Orangeburg, South Carolina
Sarnia, Ontario, Canada
Sauget, Illinois
Yokkaichi, Japan



OFFICES

Brussels, Belgium
Chicago, Illinois

Detroit, Michigan
Hamburg, Germany
Houston, Texas

Milan, Italy

Moscow, Russia
Paris, France
Richmond, Virginia
Singapore
Sydney, Australia
Tokyo, Japan
Washington, D.C.



RESEARCH, DEVELOPMENT
& TESTING FACILITIES
Ashland, Virginia
Bracknell, Berkshire, England
Richmond, Virginia
Yokkaichi, Japan