Form 10-K, Exhibit 13
period 1995-12-31
ETHYL CORP
filed 1996-03-29
CIK 33656

1995 FINANCIAL REVIEW

     The following Financial Review includes a discussion of the accounts and operations of the Company and certain actions taken by Ethyl Corporation that affect them.

     The most recent action is the Company's acquisition of the worldwide lubricant additives business of Texaco Inc. on February 29, 1996. While the following financial review does not discuss this 1996 transaction, its effects are discussed in the subsequent event footnote (See Note 21 of Notes to Financial Statements on page 44), which also includes certain supplemental financial statement information.

     The actions taken by the Company also include the September 15, 1994, sale of its wholly owned pharmaceuticals subsidiary, Whitby, Inc. Earlier in that year, at the close of business on February 28, 1994, the Company completed the tax-free spin-off of its wholly-owned subsidiary, Albemarle Corporation (Albemarle), which included the operations of the olefins and derivatives, bromine chemicals and specialty chemicals businesses. The results of both the pharmaceuticals subsidiary and Albemarle are included in the consolidated results through those dates.

     The Company also completed the tax-free spin-off of its approximately 80% interest in First Colony Corporation (First Colony) on July 1, 1993, which included the operations of First Colony Life Insurance Company and subsidi-aries. The accounts and operations of the Insurance segment are reported as "Discontinued Insurance Operations" through that date.

     In addition to the consolidated information discussed for 1995 versus 1994 and 1994 versus 1993, pro forma information is also provided and discussed to illustrate the Company's results without the prior-year results of the spun-off businesses of Albemarle Corporation and First Colony Corporation. Pro forma Statements of Income for prior years also are provided as supplementary information on page 35.

RESULTS OF OPERATIONS
1995 Compared to 1994

NET SALES

     Net sales for 1995 were $960.5 million, down from $1.17 billion in 1994. The reduction in net sales resulted primarily from the absence of Albemarle sales in 1995 versus two months of Albemarle sales included in 1994.

     Net sales for 1995 of $960.5 million were down about $58.6 million (6%) from pro forma (excluding Albemarle) net sales of $1.02 billion in 1994. The decrease from pro forma net sales primarily reflected the absence of pharmaceutical sales during 1995 versus $48.7 million of sales in 1994 prior to the sale of this business on September 15, 1994, as well as $9.9 million (1%) lower sales revenue from the petroleum additives business.

     The lower petroleum additives revenues were due to lower shipments ($60.7 million), largely offset by the impact of higher selling prices ($50.8 million). The decrease in shipments reflected lower shipments of antiknocks, lubricant additives and certain other fuel additives, partly offset by increased shipments of other refinery fuel additives. Lead antiknock sales were slightly lower than the prior year, but the effect of lower shipments was nearly offset by higher selling prices while sales of certain other fuel additives were well behind the prior year. Lubricant additives sales were about even with the prior year, while sales of other refinery fuel additives improved in 1995 from the prior year.

COSTS AND EXPENSES

     Cost of goods sold in 1995 decreased to $636.1 million from $776.5 million in 1994. The decline in aggregate cost of goods sold occurred primarily because of the absence of Albemarle costs during 1995 versus the inclusion of two months of Albemarle cost of goods sold in 1994.

     Cost of goods sold in 1995 of $636.1 million was down about $21.3 million (3%) from 1994 pro forma cost of goods sold of $657.4 million. The decrease reflected primarily the absence of pharmaceutical cost of sales during 1995 versus about $16.6 million in the 1994 period prior to the sale of this business, and also about $4.7 million lower petroleum additives business cost of goods sold. The lower petroleum additives business cost of goods sold reflects lower shipments ($35.3 million), primarily of antiknocks, lubricant additives and other fuel additives, largely offset by higher costs ($30.6 million). The higher costs include expenses reflecting the Company's fourth-quarter 1995 decision to terminate a supply contract early, the costs associated with the mid-year shutdown of operations at a contract manufacturing site, costs of a strike at Feluy, and higher per-unit raw material costs, partly offset by the lower costs associated with starting up the recently completed facilities at several plants (about $4.8 million in 1995 versus about $7.7 million in 1994).

     Average raw materials costs increased slightly in 1995 over pro forma 1994 due to higher costs of purchased components and to foreign exchange. Average energy costs were largely unchanged, as lower electricity and steam costs were substantially offset by higher natural gas prices.

     As a result of a 6% decrease in 1995 net sales from 1994 pro forma net sales and a 3% decrease in 1995 cost of goods sold from 1994 pro forma cost of goods sold, the gross profit margin decreased to 33.8% in the 1995 period from 35.5% in the 1994 period. However, excluding the impact of the pharmaceuticals business in 1994, the gross profit margin would have been 34% in the 1994 period.

     Selling, general and administrative expenses combined with research, development and testing expenses decreased to $177.2 million in 1995 from $227.1 million in 1994. The decline reflects the absence of Albemarle and pharmaceuticals expenses in 1995 versus their inclusion in 1994.

     Selling, general and administrative expenses, including research, development and testing expenses, in 1995 of $177.2 million were down $26.8 million (13%) from pro forma 1994 expenses of $204 million. The decrease reflects primarily the absence of expenses of Whitby, Inc., during 1995 versus about $31.1 million in expenses during 1994 prior to the sale of the pharmaceuticals business in September 1994, partially offset by a $4.3 million increase in petroleum additives expenses. This increase was primarily due to higher research, development and testing expenses largely related to MMT approval activities and higher salaries and benefits costs, partly offset by lower outside consulting costs in 1995 and the 1994 charges related to closing certain research facilities and certain organizational expenses. As a percentage of net sales, selling, general and administrative expenses, including research, development and testing expenses, decreased to 18.5% in 1995 from 20% on a pro forma basis in 1994.

SPECIAL CHARGES

     The $4.75 million special charge in 1995 ($4.1 million after income taxes, or $.04 a share) reflects a provision for an anticipated legal settlement by an Ethyl subsidiary with the civil division of the U.S. Department of Justice. The $2.7 million of special items in 1994 ($1.7 million after income taxes, or $.01 a share) consists of an $8 million provision for future environmental remediation and $2.7 million of other nonrecurring charges, largely offset by an $8 million gain on the settlement of a lawsuit.

OPERATING PROFIT

     Operating profit in 1995 was approximately 15% lower than during 1994, which included two months operating profit of Albemarle. Operating profit in 1995 of $142.4 million was $12.5 million (8%) lower than 1994 pro forma operating profit of $154.9 million. The decrease resulted from lower shipments (approximately $25.4 million) partly offset by higher margins in antiknocks. Lower operating profit in lubricant additives largely reflected lower shipments and flat margins, while other fuel additives results reflected lower shipments and lower margins. This was partly offset by higher operating profits in refinery fuel additives due to higher shipments and margins, while antiknock operating profit was essentially even with the prior year. Higher research, development and testing expenses in lubricant and certain fuel additives also contributed to the lower margins.

     Further discussion of the lead antiknock profit contribution is covered under Information About Significant Product Lines beginning on page 19.

INTEREST AND FINANCING EXPENSES

     Interest and financing expenses in 1995 increased slightly from the 1994 period reflecting a lower amount of interest capitalized substantially offset by the absence in 1995 of interest included in 1994 for two months on debt transferred to Albemarle. Interest and financing expenses in 1995 of $26.8 million increased $4.3 million (19%) over 1994 pro forma interest and financing expenses of $22.5 million. The increase was primarily due to a lower amount of interest capitalized in 1995 ($5.7 million), a higher average interest rate ($0.6 million), partly offset by the impact of a lower average amount of long-term debt outstanding during the 1995 period ($2 million).

OTHER (INCOME) EXPENSES, NET

     Other (income) expenses, net, was $0.6 million income in 1995 versus $1.2 million in expenses in 1994. On a pro forma basis, other expenses would have been $1.8 million in 1994. The $2.4 million increase in other income in 1995 from the 1994 pro forma reflects $0.8 million in additional interest income from greater amounts invested in short-term securities in 1995 than in the 1994 period, as well as a net increase in income from various nonoperating items, none of which was individually material.

INCOME TAXES

     Income taxes in the 1995 period were $42.2 million, down about 3% from $43.4 million in 1994 on income before income taxes that decreased almost 18% from the prior year, largely reflecting an increase over the unusually low effective tax rate in 1994 (36.3% in 1995 versus 30.7% in 1994). Income taxes in 1995 increased 8% from pro forma income taxes of $39.2 million in 1994, in spite of an 11% decrease in income before income taxes due to an increase over the previously mentioned unusually low effective income tax rate in 1994 (36.3% in 1995 versus 30% in 1994). The 1994 effective tax rate was unusually low, largely reflecting the tax benefit on the sale of Ethyl's pharmaceuticals subsidiary, Whitby, Inc., which had a higher tax basis than book basis. (See Note 16 of Notes to Financial Statements on page 42 for details of changes in effective income tax rates.)

1994 Compared to 1993

NET SALES

     Net sales for 1994 were $1.17 billion, down from $1.94 billion in 1993. The reduction in net sales resulted primarily from two months of Albemarle sales being included in 1994 versus 12 months of Albemarle sales included in 1993.

     On a pro forma basis, without the spun-off businesses, net sales for 1994 would have been $1.02 billion, down about $16 million (2%) from $1.03 billion in 1993. The decrease in pro forma net sales reflected the effect of the sale of the pharmaceuticals business in September 1994, with pharmaceutical revenues decreasing by about $22.9 million, partially offset by about $6.9 million in higher sales revenue from the petroleum additives business. The increase represents about $42.8 million from sales price increases, partly offset by $35.9 million from lower shipments. Lubricant additives sales increased slightly due to higher selling prices, primarily in the U.S., largely offset by lower shipments, while lower fuel additives sales reflected lower selling prices. Lead antiknock sales were about even with the prior year, as lower shipments were substantially offset by higher selling prices. Other refinery fuel additives sales increased due to higher shipments and selling prices.

COSTS AND EXPENSES

     Cost of goods sold in 1994 decreased to $776.5 million from $1.39 billion in 1993. The decline in aggregate cost of goods sold occurred primarily because of the inclusion of two months of Albemarle cost of goods sold in 1994 versus 12 months included in 1993.

     On a pro forma basis, cost of goods sold in 1994 would have been $657.4 million in 1994, down about $17.9 million (3%) from $675.3 million in 1993. About $10.7 million of the decrease reflected lower antiknock and lubricant additives shipments, partly offset by higher cost of goods sold per unit and increased shipments of other refinery fuel additives. The absence of pharmaceuticals cost of goods sold following the sale of the business also contributed about $5.6 million to the reduction of cost of goods sold. Lubricant additives cost of goods sold reflected higher costs per unit due in part to start-up costs of $7.7 million associated with the construction and completion of new and expanded lubricant additives manufacturing facilities to replace production provided by Amoco under a short-term supply agreement, partly offset by higher costs incurred in 1993 resulting from an inventory-reduction program. Lead antiknock costs were higher due to product sourcing.

     On a pro forma basis, average raw material unit costs were slightly lower in 1994 than in 1993. Process oils and polybutene costs were lower, but olefin costs increased and other raw material costs were mixed. Average energy costs were mixed, with natural gas prices lower in 1994 than in 1993, while electricity costs remained stable.

     On a pro forma basis, the gross profit margin increased to 35.5% in 1994 from 34.8% in 1993, primarily due to improvements in lubricant additives as well as in lead antiknocks.

     Selling, general and administrative expenses including research, development and testing expenses decreased to $227.1 million in 1994 from $348.4 million in 1993 primarily reflecting the effect of the spin-off of Albemarle. The discontinuance of pharmaceuticals research operations of Whitby Research, Inc., at the end of 1993 as well as the absence of Whitby, Inc., expenses following the September sale also contributed to the decline. On a pro forma basis, selling, general and administrative expenses, including research, development and testing expenses, would have been $204 million in 1994, down $7.9 million (4%) from $211.9 in 1993. The decrease primarily reflects an $8.4 million effect from the discontinuance of the pharmaceuticals research operations of Whitby Research, Inc., at the end of 1993 and a decline of $11.4 million of Whitby, Inc., expenses after the sale of the pharmaceuticals business in September 1994. These decreases were offset partly by a $6.4 million increase in research, development and testing expenses for the petroleum additives businesses and higher expenses for outside consulting. The benefit of the work-force-reduction program implemented at the end of 1993 was largely offset by increases in other employee related costs.

     As a percentage of net sales, selling, general and administrative expenses, including research, development and testing expenses decreased to 20% in 1994 from 20.5% in 1993.

SPECIAL CHARGES

     The $2.7 million of special charges in 1994 ($1.7 million after income taxes, or $ .01 per share) consists primarily of an $8-million provision for future environmental remediation as well as $2.7 million in other nonrecurring charges, largely offset by an $8 million benefit from a legal settlement.

     The $36.1 million of special charges in 1993 ($22.4 million after income taxes, or $.19 per share) resulted from the development of a Company-wide restructuring plan which was designed to focus the Company on certain business operations, reduce operating costs and position the Company for maximum growth potential. These special charges would not have occurred without this restructuring plan, which included the provisions for corporate downsizing, plant write-down and related costs. The plant write-down was a noncash charge of $11.4 million, which has reduced depreciation and amortization by about $1.5 million a year, but which was substantially offset by higher per-unit costs of the lead antiknock fluids obtained through the Octel Agreement. The pro forma special charges in 1993 would have amounted to $28.8 million ($17.8 million after income taxes, or $.15 per share) consisting primarily of a charge of $14.2 million related to the decision to discontinue production at the Canadian antiknock facility in 1994, (including an $11.4 noncash charge for write-down of facilities as well as severance and other related costs), a $6 million charge covering downsizing costs of Whitby Research, Inc., prior to sale in April 1994,
and  an  $8.6 million   charge  for  various   early   retirement   and  other
work-force-reduction programs affecting approximately 175 employees in the petroleum additives and corporate staffs in the U.S. and Europe, as well as relocation costs for certain research and development and administrative groups. All of the early retirements and work-force reductions were completed in early 1994, and substantially all of the relocations were completed by year-end 1994. The differences between amounts accrued and costs incurred were de minimis.

OPERATING PROFIT

     Operating profit in the 1994 period was essentially even with the 1993 period. However, 1994 included only two months of Albemarle operating profit compared with 12 months of Albemarle operating profit in 1993. Operating profit also reflected the impact of special charges of $2.7 million in 1994 versus $36.1 million in 1993.

     On a pro forma basis, operating profit in the 1994 period would have shown an increase of $36 million, or 30% from 1993, of which $26.1 million was due to lower special charges in 1994. Excluding the effects of these special charges, pro forma operating profit in 1994 increased 7% from 1993, primarily due to higher profit in lubricant additives, reflecting higher margins primarily resulting from higher selling prices and improved product mix, as well as higher pharmaceuticals profit due to the year-end 1993 shutdown of Whitby Research, Inc. This was partly offset by lower fuel additives profit due to lower margins and higher research, development and testing expenses for this product line. Lead antiknock profit in 1994 improved over 1993, excluding the effect of special charges, primarily because of higher margins in 1994.

INTEREST AND FINANCING EXPENSES

     Interest and financing expenses in 1994 decreased 42% from the 1993 period primarily reflecting the reduction of interest expense resulting from the debt transferred to Albemarle as part of the spin-off. On a pro forma basis, 1994 interest and financing expenses would have decreased $4.2 million (16%) from 1993 due to a $2.2 million increase in interest capitalized in 1994 and a $9.6 million benefit from a lower average interest rate in 1994 due to the early redemption of the Company's 9 3/8% sinking fund debentures in December
1993, partly offset by an increase in interest of about $7.6 million reflecting higher average debt outstanding during the 1994 period.

OTHER EXPENSES (INCOME), NET

     Other expenses (income), net, amounted to $1.2 million in expenses in 1994 versus $10 million income in 1993. On a pro forma basis, other expenses would have been $1.8 million in 1994 versus $8.3 million income in 1993. The reduction in other income on both a consolidated and pro forma basis primarily results from the inclusion in 1993 of a pretax gain of about $5.9 million on the sale of a financial-services subsidiary as well as lower interest income and certain charges associated with the sale of Whitby, Inc., in 1994.

INCOME TAXES

     Income tax expense in 1994 was essentially even with 1993, reflecting a lower 1994 effective tax rate (30.7% in 1994 versus 32.6% in 1993) on a 6% increase in income before income taxes, extraordinary item and discontinued insurance operations. On a pro forma basis, income taxes in 1994 would have increased 48%, reflecting a 30% increase in income before income taxes, extraordinary item and discontinued insurance operations, as well as a higher effective income tax rate (30% in 1994 versus 26.2% in 1993). Both the consolidated and pro forma effective tax rates reflected various tax benefits (1994-from the sale of Ethyl's pharmaceuticals subsidiary, Whitby, Inc.; 1993-from the downsizing of Whitby Research, Inc., and from the sale of a financial-services subsidiary). The 1993 rate also included one-time charges from 1993 tax legislation, and also reflected the absence of a tax benefit on operating losses of the Company's former Belgian subsidiary, which was included as part of the spin-off of Albemarle.

EXTRAORDINARY ITEM

     In December 1993, the Company redeemed its $116.25 million 9 3/8% Sinking Fund Debentures, resulting in an after-tax charge of $5 million ($.04 per share). See Note 19 of Notes to Financial Statements on page 43.

DISCONTINUED INSURANCE OPERATIONS

     The Company spun off its approximate 80% interest in First Colony on July 1, 1993. Accordingly, no income from the insurance operation was reported in the 1994 period, whereas $90.5 million was reported in the 1993 period.

INFORMATION ABOUT
SIGNIFICANT PRODUCT LINES

     Lead antiknock compounds, which are sold worldwide to petroleum refiners, remain one of the Company's largest product lines. The Company estimates that it accounts for approximately one-third of the total worldwide sales of lead antiknock compounds.

     Lead antiknock compounds have been subject to regulations restricting the amount of the product that can be used in gasoline in the United States since the 1970s and in Canada since 1990. The North American market for these products in motor vehicles has effectively been eliminated, but the market for their use in piston aircraft and certain other applications has remained at about the same level for years and is expected to remain stable. As the Company has forecasted and planned, the market for lead antiknock compounds in other major markets, particularly Western Europe, continues to decline as the use of unleaded gasoline grows.

     On a consolidated basis, including prior year operations of spun-off businesses while they were part of Ethyl, the contribution of lead antiknock compounds to the Company's net sales was about 26% in 1995, 22% in 1994 and 13% in 1993. The lead antiknock profit contribution to the Company's consolidated operating profit, excluding allocation of corporate expenses, is estimated to have been 74% in 1995, 56% in 1994 and 49% in 1993.

     On a pro forma basis, excluding the spun-off businesses, the contribution of lead antiknock compounds to net sales would have been about 25% in 1994 and 1993. On a pro forma basis, the estimated contribution to operating profit would have been approximately 60% in 1994 and 70% in 1993.

     In recent years, the Company has been able to offset a continuing decline in shipments of lead antiknock compounds with higher margins due primarily to increases in selling prices. Any further decline in the use of lead antiknocks would adversely affect such sales and profit contributions unless the Company can offset such declines with increased margins.

     The Company has an agreement with The Associated Octel Company Limited ("Octel") of London, England, under which Octel allocates a portion of its production capacity of lead antiknock compounds to the Company for sale and distribution through the Company's worldwide network, and as a result, the Company has discontinued production of lead antiknock compounds. The Company had previously produced some of its lead antiknock compounds at its subsidiary's
Canadian plant, and prior to July 1994, the Company obtained additional quantities under a supply agreement with E.I. DuPont de Nemours & Company. The Octel agreement continues as long as the Company determines that a market continues to exist for lead antiknock compounds. Under the agreement with Octel,
which  is cancelable  at  the  Company's option  with  no  minimum   purchase
obligations, the Company has the right to purchase from Octel antiknock compounds which the Company estimates will be sufficient to cover its needs in any contract year. Purchases are at a fixed price per pound with periodic escalations and adjustments.

     In addition to the supply agreement, Octel and the Company have agreed that Ethyl will distribute for Octel any of its lead antiknock compounds that are shipped in bulk in ocean-going vessels.

     The Company believes the agreements with Octel will assure the Company of an ongoing efficient source of supply for lead antiknock compounds as the worldwide demand for these products continues to decline. It does not anticipate that the absence of antiknock manufacturing operations and the entry into the Octel supply agreement will adversely affect its relations with its customers, nor will these changes have a material effect on its future results of operations. The Company and Octel continue to compete vigorously in sales and marketing of lead antiknock compounds.

     The Company also sells manganese-based antiknock compounds, HiTEC 3000 performance additive (MMT), which are used in leaded and conventional unleaded gasoline. The compounds are manufactured by Albemarle under a long-term supply contract with Ethyl. MMT has been used in Canadian unleaded gasoline for nearly 20 years.

     The following paragraphs summarize the events in the successful completion of the Company's 17-year effort to market this fuel additive in the U.S.

     The Company conducted extensive testing of this product prior to filing a request in 1990 for a fuel-additive waiver from the U.S. Environmental Protection Agency (EPA) which is required in order to begin marketing the additive for use in conventional unleaded gasoline in the U.S. The Company voluntarily withdrew its waiver application in November 1990 after public hearings and detailed exchanges of information with the EPA, when the EPA raised several health and environmental questions near the end of the 180-day statutory review period. The Company continued testing and filed a new waiver request in July 1991, followed by additional public hearings and detailed exchanges of information with the EPA.

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

     On November 30, 1993, the EPA determined that emissions data contained in the Company's application satisfy all Clean Air Act standards, but reported that it was not able to complete its assessment of the overall public health implications of manganese. The Company and the EPA mutually agreed to an 180-day extension, subsequently extended for an additional six weeks, to resolve this last remaining issue.

     In July 1994, the EPA refused to grant the waiver for the use of the additive in unleaded gasoline, finding that there was insufficient data to alleviate its concerns about the overall public health implications of manganese despite their own previous statements about favorable health effects. The Company filed an appeal in July 1994, with the United States Court of Appeals for the District of Columbia Circuit seeking relief from the EPA's actions. The Court heard oral arguments in Ethyl's appeal on January 13, 1995.

     On April 14, 1995, a three-judge panel ruled unanimously in Ethyl's favor and ordered the EPA to grant the waiver for MMT. The Court's opinion noted the Administrator of the EPA "violated the clear terms" of the Clean Air Act in denying Ethyl's waiver application. The EPA granted the waiver on July 11, 1995.

     In a related matter, a different three-judge panel of the District of Columbia Circuit heard oral arguments on September 11, 1995, in Ethyl's lawsuit challenging the EPA's July 13, 1994, determination that the Company must
complete additional   manganese   health   testing  before  it  can  obtain  a
"registration" under the Clean Air Act for sale of MMT as an unleaded gasoline fuel additive. On October 20, 1995, the Court unanimously ordered the EPA to register MMT for use in unleaded gasoline retroactively to November 30, 1993-the date on which the EPA determined that Ethyl's waiver application satisfied all applicable Clean Air Act standards. In addition, the Court confirmed during the proceedings that if the EPA continues to have health concerns with reference to the product, the Clean Air Act provides adequate provisions in which to address these issues. This decision eliminated the last hurdle to commercial introduction of the product in the U.S.

     Accordingly, in late December 1995, Ethyl began sale of MMT to the U.S. refining industry. It is not practical to determine with certainty the degree to which sales of MMT will increase in 1996 in the U.S., as well as in other countries.

     In May 1995, Canada's Minister of Environment introduced a bill in the Canadian Parliament to ban the inter-provincial transport of MMT. Effectively, passage of Bill C-94 would ban the use of MMT in that country. The Minister reacted to unsubstantiated claims made by the Motor Vehicle Manufacturers Association of Canada (MVMA) about MMT's compatibility with automobile exhaust emission systems. Ethyl believes the MVMA has made its claims without the support of credible studies or test data. The Canadian Petroleum Products Institute supports Ethyl's view. Substantial opposition to Bill C-94 surfaced during Canadian Parliamentary sessions in 1995. When Parliament adjourned in mid-December 1995, Bill C-94 had not passed the House of Commons. On February 2, 1996, the Prime Minister took administrative actions in the first session of the 35th Parliament, causing all bills and motions currently before the House of Commons and the Senate to automatically die, including Bill C-94.

     On February 15, 1996, the Environmental Defense Fund (EDF) initiated a campaign, using distortions and half-truths, to try to prevent refiners from using MMT in the U.S. The Company will continue to aggressively defend MMT against this or any similar campaign which attempts to handicap the marketing of this product.

FINANCIAL CONDITION
AND LIQUIDITY

     Cash and cash equivalents at December 31, 1995, were about $30 million, which represents a decrease of about $1.2 million from $31.2 million at year-end 1994, which itself represented a decrease of $17 million from year-end 1993. The large decrease in 1994 primarily reflected the effect of the spin-off of Albemarle at the close of business on February 28, 1994, whereby $29.3 million in cash and cash equivalents was included as part of the spin-off.

     Cash flows from 1995 operating activities of $149.3 million, supplemented by $1.2 million from cash on hand, were used primarily to provide funds for capital expenditures of $44.8 million, to pay cash dividends to shareholders totaling $59.2 million and to reduce long-term debt by $47 million.

     Cash flows from 1994 operating activities of $122.2 million, together with $47.4 million in additional long-term debt and $60.5 million from the sale of Whitby, Inc., on September 15, 1994, were used to cover capital expenditures of $147.3 million and cash dividends to shareholders of $62.2 million, as well as partly replace the reduction of $29.3 million in cash and cash equivalents which occurred as part of the spin-off of Albemarle.

     Management anticipates that cash provided from operations in the future will be sufficient to cover the Company's operating expenses, service debt obligations and make dividend payments to shareholders.

     Ethyl's long-term debt, all of which is noncurrent, amounted to $303 million at December 31, 1995, representing a reduction in long-term debt of $47 million from December 31, 1994. In September 1995, the Company refinanced its $200 million 9.8% Notes with lower cost revolving debt. The Company's long-term debt as a percent of long-term debt plus shareholders' equity was 42.5% at December 31, 1995, compared to 47.2% at December 31, 1994. The Company targets a range of 30% to 50% for its long-term debt ratio.

     The Company's capital spending program over each of the next three to five years is expected to be somewhat higher than in 1995, but lower than in 1994 and 1993, reflecting the completion of major construction and expansion programs. Capital spending for environmental and safety projects likely will increase somewhat from current levels, except for the portion of major construction projects that is identified as for environmental or safety purposes, which also will reflect the decline in spending on major projects. The capital spending will be financed primarily with cash provided from operations.

     Ethyl's acquisition searches are primarily for petroleum additives businesses and are normally for cash, and are funded through internal and external sources, including the use of existing credit lines and long-term debt. On February 29, 1996, the Company completed the acquisition of the worldwide lubricant additives business of Texaco using existing credit lines. The Company has filed a S-3 shelf registration for up to $300 million of debt securities or preferred stock. The proceeds from occasional sales of businesses normally are used to repay long-term debt.

     The amount and timing of additional borrowing, or issuance of stock will depend on the Company's specific cash requirements. See Note 10 of Notes to Financial Statements on page 37 for information on unused lines of credit.

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

     To the best of the Company's knowledge, Ethyl currently is complying with, and expects to continue to comply in every material respect with, all existing environmental laws, regulations, statutes and ordinances, including the Clean
Air  Act   Amendment   of  1990,   even  though   compliance   with government
pollution-abatement and safety regulations usually increases operating costs and requires remediation costs and investment of capital that in some cases produces no monetary return. Such compliance with federal, state, local and foreign environmental protection laws has not in the past had, and is not expected to have in the future, a material effect upon the Company's financial position.

     Consolidated environmental operating and remediation costs charged to expense were approximately $20 million in 1995, $31 million in 1994 and $61 million in 1993 (excluding depreciation of previous capital expenditures).

     On a pro forma basis, operating and remediation costs were approximately $24 million (which includes the $8 million environmental special charge) in 1994 and $13 million in 1993. Actual operating and remediation costs were $20 million in 1995 and are expected to be somewhat higher in the next few years than in 1995. The ongoing cost of operations was about $14 million in 1995, while 1994 and 1993 amounted to $11 million and $6 million, respectively, on a pro forma basis, with the balance representing remediation and monitoring costs incurred or accrued.

     Consolidated capital expenditures for pollution abatement and safety projects, including such costs that are included in other projects, were approximately $4 million in 1995 versus $16 million in 1994 and $30 million in 1993.

     On a pro forma basis, such expenditures were $14 million in 1994 and $4 million in 1993. For each of the next few years, capital expenditures for these types of projects are likely to range from about $3-$5 million.

     Management's estimates of the effects of compliance with governmental pollution abatement and safety regulations are subject to (1) the possibility of changes in the applicable statutes and regulations or in judicial or administrative construction of such statutes and regulations, (2) uncertainty as to whether anticipated solutions to pollution problems will be successful or whether additional expenditures may prove necessary and (3) the possibility that emerging technology will change remediation methods and reduce remediation and monitoring costs.

     Among other environmental requirements, the Company is subject to the federal Superfund law, and similar state laws, under which the Company may be designated as a Potentially Responsible Party (PRP) and may be liable for a share of the costs associated with cleaning up various hazardous waste sites. For sites where Ethyl has been named a PRP, in all but two cases, the Company has been able to demonstrate it is only a de minimis participant (defined as actual or estimated cost being less than $50,000) or a minor participant (defined as actual or estimated cost being less than $300,000). Further, almost all such sites, including the two largest, represent environmental issues that are quite mature. They have been investigated, studied and, in many cases, including the two largest, the remediation methodology and the proportionate shares of each PRP have been established. The financial viability of the other PRPs is reasonably assured. Therefore, point estimates for remediation and monitoring costs had been accrued previously, and some or all of the remediation has been completed. At some sites where remediation is not complete, including one of the largest, the remediation and monitoring probably will continue for extended periods of time.

     In de minimis PRP matters and in some minor PRP matters, the Company's policy generally is to negotiate a consent decree and to pay any apportioned settlement, enabling the Company to be effectively relieved of any further liability as a PRP, except for remote contingencies.

     In PRP matters other than those that are de minimis or minor, the Company's records indicate that unresolved exposures are not material individually or in the aggregate to Ethyl's financial position or results of operations.

     The Company reviews the status of significant existing or potential environmental issues, including PRP matters, accrues and expenses its proportionate share of environmental remediation and monitoring costs in accordance with FASB Statement No. 5 and FASB Interpretation No. 14, and adjusts reserves, as appropriate, on the basis of additional information. The total gross liabilities accrued at December 31, 1995 and 1994, were approximately $41.6 million and $38.4 million, respectively, with insurance recoveries expected for a significant portion of the amounts. In addition, the Company has contingent liabilities for environmental remediation costs associated with past operations. Management expects accrued and contingent amounts may be reduced as emerging technologies are proved to be viable. The Company believes that the cost of remediation of current sites, which will occur over an extended period of time, will not have a material adverse impact on its consolidated financial position but possibly could have a material effect when ultimately resolved, on results of operations or liquidity in any quarterly or annual period.

INTRODUCTION TO GEOGRAPHIC AREAS: The following table includes the results and accounts of the businesses spun off as Albemarle Corporation through the spin-off date at the close of business on February 28, 1994.


---------------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC AREAS:
(In Thousands)
---------------------------------------------------------------------------------------------------------------------------
							   1995          1994          1993          1992           1991
---------------------------------------------------------------------------------------------------------------------------
Net sales:
   Domestic unaffiliated:
      United States                                     $  361,751    $  502,427    $  969,438    $  829,432    $  712,826
      Export                                               178,485       217,067       338,944       352,596       323,564
   Transfers to foreign affiliates                         221,159       210,884       258,966       270,887       331,751
   Foreign unaffiliated                                    420,214       454,592       630,008       510,554       498,181
   Elimination of transfers                             $ (221,159)     (210,884)     (258,966)     (270,887)     (331,751)
---------------------------------------------------------------------------------------------------------------------------
      Total                                             $  960,450    $1,174,086    $1,938,390    $1,692,582    $1,534,571
===========================================================================================================================
Operating profit:(a) (b)  (c) (d)  (e)
   Domestic                                             $  134,123    $  149,847    $  161,590    $  174,870    $  178,776
   Foreign                                                  31,947        44,828        42,392        35,068        52,058
---------------------------------------------------------------------------------------------------------------------------
      Subtotal                                             166,070       194,675       203,982       209,938       230,834
   Unallocated expenses                                    (23,641)      (26,933)      (36,377)      (36,116)      (38,169)
---------------------------------------------------------------------------------------------------------------------------
      Operating profit                                     142,429       167,742       167,605       173,822       192,665

Interest and financing expenses                            (26,833)      (25,378)      (44,085)      (62,279)      (59,097)
Gain on sale of 20% of First Colony Corporation                  -             -             -        93,600             -
Other income (expenses), net                                   580        (1,218)        9,987         1,475         1,652
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary item,
   cumulative effect of accounting changes and
   discontinued insurance operations                    $  116,176    $  141,146    $  133,507    $  206,618    $  135,220
===========================================================================================================================
Identifiable assets:
   Domestic                                             $  601,854    $  642,814    $1,250,650    $1,155,860    $  975,415
   Foreign                                                 264,973       265,506       628,830       517,390       484,498
   Non-operating assets                                    116,960       122,095       129,718       205,648       110,592
   Net assets of discontinued insurance operations               -             -             -       658,550       909,876
---------------------------------------------------------------------------------------------------------------------------
      Total                                             $  983,787    $1,030,415    $2,009,198    $2,537,448    $2,480,381
===========================================================================================================================


Refer to notes on page 26.

GEOGRAPHIC

     Domestic operating profit includes profit from U.S. export sales and profit from sales to foreign affiliates of products that are resold in foreign markets. Intercompany transfers from foreign areas to the United States are not material. Transfers between geographic areas are made at prices intended to reflect arm's-length pricing.

     Net unaffiliated sales of foreign subsidiaries for 1995 decreased 8% from 1994, primarily reflecting inclusion of two months of Albemarle's sales in 1994. Net unaffiliated sales of foreign subsidiaries for 1994 decreased 28% from 1993, also primarily reflecting the inclusion of Albemarle's foreign unaffiliated sales for two months in 1994 versus 12 months in 1993.

     Net unaffiliated sales of foreign subsidiaries of $420.2 million in 1995 were about 2% higher than pro forma sales of $413.4 million in 1994. The increase was due to higher shipments of lubricant additives from European subsidiaries to Europe and the Middle East, largely offset by lower shipments of lead antiknocks from Ethyl's Canadian subsidiary, following the discontinuance of lead antiknock production at the Canadian lead antiknock facility in early 1994. On a pro forma basis, net unaffiliated sales of foreign subsidiaries in 1994 would have been down about 2% from some $422.7 million in 1993. Most of the decrease was due to lower lead antiknock sales by Ethyl's Canadian subsidiary and slightly lower sales of lubricant and fuel additives in the Far East.

     Export sales decreased 18% in 1995 from 1994, primarily reflecting the inclusion of two months of Albemarle's export sales in 1994, as well as lower petroleum additives sales. Export sales decreased 36% in 1994 from 1993, primarily reflecting the inclusion of only two months of Albemarle's export sales in 1994 versus 12 months of export sales in 1993.

     Export sales of $178.5 million in 1995 decreased 7% from pro forma export sales of $191.5 million in 1994, due to lower shipments of lubricant and fuel additives, primarily to the Far East. On a pro forma basis, export sales in 1994 were down about 2% from $194.4 million in 1993 due to lower shipments of lead antiknocks and lubricant and fuel additives to the Far East, partly offset by increased antiknock shipments to Latin America.

     Foreign operating profit for 1995 decreased 29% from 1994, reflecting lower operating profit from Ethyl's Canadian subsidiary following the discontinuance of lead antiknock production and lower operating profit from Ethyl's European subsidiaries, mainly due to lower operating margins. These were partially offset by the inclusion of two months of operating losses of Albemarle's foreign subsidiaries in 1994. Foreign operating profit for 1994 increased 6% from 1993, reflecting primarily the effect of the spin-off, whereby Albemarle's foreign subsidiaries' operating losses are included only for the first two months of 1994 versus the inclusion of 12 months of operating losses for 1993, and the 1993 special charge of $14.2 million related to the discontinuance of production at Ethyl's Canadian subsidiary's lead antiknock facility, partially offset by lower operating profit in 1994 following the discontinuance.

     Foreign operating profit in 1995 of $31.9 million was about 32% lower than pro forma foreign operating profit of $47.2 million in 1994. The reduction was due to lower operating profit from Ethyl's Canadian and European subsidiaries, mainly due to lower margins. On a pro forma basis, foreign operating profit in 1994 was down about 19% from approximately $58.1 million in 1993, because of lower lead antiknock sales by the Company's Canadian subsidiary, partially offset by the charge for write-down of the facility in 1993.

     Total assets were $983.8 million at the end of 1995 which was a decrease of $46.6 million (5%) from the $1,030.4 million at the end of 1994. About $43 million of the decrease was due to lower current assets in the U.S., reflecting lower accounts receivable partly offset by higher inventory.

     Total assets were $1,030.4 million at the end of 1994, a decrease of $978.8 million from $2,009.2 million at the end of 1993, primarily reflecting the effect of the spin-off of Albemarle.

INTRODUCTION   TO  SELECTED   QUARTERLY   CONSOLIDATED   FINANCIAL   DATA:   The
first-quarter 1994 information includes the results of the businesses spun off as Albemarle Corporation at the close of business on February 28, 1994.


---------------------------------------------------------------------------------------------------------
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
(In Thousands Except Earnings Per Share) (Unaudited)
---------------------------------------------------------------------------------------------------------

						    First         Second          Third         Fourth
1995                                               Quarter        Quarter        Quarter        Quarter
---------------------------------------------------------------------------------------------------------
Net sales                                         $234,291       $224,530       $241,672       $259,957
Gross profit                                      $ 82,179       $ 70,599       $ 81,918       $ 89,698
Special charge (a)                                $      -       $      -       $  4,750       $      -
Net income                                        $ 21,493       $ 13,006       $ 16,967       $ 22,497
Earnings per share                                $    .18       $    .11       $    .14       $    .19
Shares used to compute earnings per share          118,438        118,443        118,442        118,460

1994
---------------------------------------------------------------------------------------------------------
Net sales                                         $389,082       $276,083       $244,935       $263,986
Gross profit                                      $115,541       $107,763       $ 86,856       $ 87,418
Special charges (b)                               $    638       $  1,332       $      -       $    750
Net income                                        $ 20,264       $ 30,378       $ 22,494       $ 24,619
Earnings per share                                $    .17       $    .26       $    .19       $    .21
Shares used to compute earnings per share          118,462        118,454        118,448        118,441
---------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL TABLES

(a) Operating profit for 1995 includes a net charge of $4,750 ($4,150 after income taxes) for a legal settlement provision.

(b) Operating profit for 1994 includes a net charge of $2,720 ($1,690 after income taxes) including a fourth-quarter environmental remediation provision of $8,000 as well as certain other charges largely offset by an $8,000 benefit from a fourth-quarter legal settlement.

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

(d) Operating profit for 1992 includes a special charge of $9,500 ($6,000 after income taxes) for expenses covering the 1994 relocation of Petroleum Additives Division research and development personnel from St. Louis, Missouri, to Richmond, Virginia.

(e) Operating profit for 1991 includes special charges of $4,835 ($3,000 after income taxes) for expenses covering the 1992 relocation of the Petroleum Additives Division headquarters to Richmond, and $6,350 ($4,000 after income taxes) for expenses and write-offs resulting from the discontinuance of certain developmental research programs.


HOW ETHYL USED THE REVENUES IT RECEIVED (1994 EXCLUDES SPUN-OFF OPERATIONS)

     [PIE CHARTS SHOWING PERCENTAGES FOR 1995 AND 1994 WERE PART OF TABLE]

------------------------------------------------------------------------------------------
(In Millions) (Unaudited)
						    1995                     1994
					     ---------------------------------------------
[]  Materials, services, etc.                 $629.8        65.5%      $  682.5     67.1%

[]  Payrolls & employee benefits               119.2        12.4          119.6     11.8

[]  Dividends declared                          59.2         6.2           59.2      5.8

[]  Current income & other taxes                41.6         4.3           41.6      4.1

[]  Interest expense                            26.8         2.8           22.5      2.2

[]  For use in the business including
    expansion & modernization                   84.4         8.8           91.9      9.0
------------------------------------------------------------------------------------------
    Total revenues                            $961.0       100.0%      $1,017.3    100.0%
==========================================================================================


DIVIDEND INFORMATION & EQUITY
PER COMMON SHARE

   Ethyl's current quarterly common stock dividend rate of $.125 per share, or $.50 on an annual basis, reflects the March 3, 1994 adjustment by the Company's board of directors of the prior common stock dividend rate to reflect the effect of the dividend to be paid by Albemarle Corporation, which was spun-off at the close of business on February 28, 1994. The combination of Ethyl's current quarterly dividend rate of $.125 per share or $.50 on an annual basis and the Albemarle dividend, established at the time of the spin-off, equals the annual dividend rate prior to the spin-off.

   Equity per common share at December 31, 1995, was $3.46. This reflects an increase of about 5% from $3.30 at December 31, 1994.

MARKET PRICES OF COMMON STOCK
& SHAREHOLDER DATA

   The Company's common stock is traded primarily on the New York Stock Exchange under the symbol EY. The reported high and low prices by quarters for the years 1995 and 1994 are shown in the following table.

				  1995              1994
----------------------------------------------------------------------
			      High      Low       High     Low
----------------------------------------------------------------------
First Quarter                11         9 1/2     19 5/8   11 1/8
Second Quarter               12 3/8    10 1/4     13 3/4   11
Third Quarter                11 13/16  10 5/8     13 5/8   10 3/4
Fourth Quarter               13 1/8    10 7/8     11 3/4    9 1/2
----------------------------------------------------------------------

   The first-quarter 1994 common-stock-price high was reached before the spin-off of Ethyl's wholly owned subsidiary, Albemarle Corporation, at the close of business on February 28, 1994. Shareholders of record on that date received one share of Albemarle common stock for every two shares of Ethyl common stock held. There were 118,414,769 shares of Ethyl common stock outstanding on February 28, 1994, the distribution date.

   There were 118,443,835 shares of common stock held by 13,079 shareholders of record as of December 31, 1995.



			  CONSOLIDATED BALANCE SHEETS

INTRODUCTION TO THE CONSOLIDATED FINANCIAL STATEMENTS: At the close of business on February 28, 1994, the Company completed the spin-off of its wholly owned subsidiary, Albemarle Corporation. The operating results of what is now Albemarle are included in the Consolidated Statements of Income, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows for the two months ended February 28, 1994, and the full year 1993. The Company is including certain pro forma financial statements to illustrate the Company's prior year's estimated financial results excluding the operations and accounts of the businesses spun off (see Note 2 beginning on page 34).

------------------------------------------------------------------------------
(In Thousands of Dollars Except Share Data)
------------------------------------------------------------------------------
December 31                                              1995          1994
------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                          $   29,972    $   31,166


   Accounts receivable, less allowance for doubtful
      accounts (1995 - $2,317; 1994 - $2,395)            169,451       229,477

   Inventories:
      Finished goods                                     134,087       118,731
      Work-in-process                                     11,923         9,959
      Raw materials                                       13,285        10,842
      Stores, supplies and other                           6,587         5,531
------------------------------------------------------------------------------
							 165,882       145,063

    Deferred income taxes and prepaid expenses            23,207        25,744
------------------------------------------------------------------------------
      Total current assets                               388,512       431,450
------------------------------------------------------------------------------

Property, plant and equipment, at cost                   713,635       684,379
    Less accumulated depreciation and amortization      (285,327)     (250,012)
------------------------------------------------------------------------------

      Net property, plant and equipment                  428,308       434,367
------------------------------------------------------------------------------


Other assets and deferred charges                        151,833       144,856

Goodwill and other intangibles - net of amortization      15,134        19,742
------------------------------------------------------------------------------

TOTAL ASSETS                                          $  983,787    $1,030,415
==============================================================================

		See accompanying notes to financial statements.



					     Ethyl Corporation & Subsidiaries

-----------------------------------------------------------------------------
December 31                                             1995          1994
-----------------------------------------------------------------------------
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                    $ 55,903    $   77,223
   Accrued expenses                                      58,682        73,118
   Dividends payable                                     14,806        14,807
   Income taxes payable                                  16,379        17,652
-----------------------------------------------------------------------------
	 Total current liabilities                      145,770       182,800
-----------------------------------------------------------------------------


Long-term debt                                          302,973       349,766


Other noncurrent liabilities                             84,171        78,902


Deferred income taxes                                    40,745        28,010


Shareholders'  equity:
   Common stock ($1 par value)
      Issued - 118,443,835 in 1995 and
      118,434,401 in 1994                               118,444       118,434
   Additional paid-in capital                             2,799         2,706
   Foreign currency translation adjustments               2,090        (2,253)
   Retained earnings                                    286,795       272,050
-----------------------------------------------------------------------------
							410,128       390,937
-----------------------------------------------------------------------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY               $983,787    $1,030,415

=============================================================================


		See accompanying notes to financial statements.





					     CONSOLIDATED STATEMENTS OF INCOME

(In Thousands of Dollars Except Per-Share Amounts)                                        Ethyl Corporation & Subsidiaries
---------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                                              1995           1994            1993
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                          $960,450      $1,174,086     $1,938,390
Cost of goods sold                                                                  636,056         776,508      1,386,251
---------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                     324,394         397,578        552,139

Selling, general and administrative expenses                                        100,062         144,455        221,384
Research, development and testing expenses                                           77,153          82,661        127,000
Special charges                                                                       4,750           2,720         36,150
---------------------------------------------------------------------------------------------------------------------------
      Operating profit                                                              142,429         167,742        167,605

Interest and financing expenses                                                      26,833          25,378         44,085
Other (income) expenses, net                                                           (580)          1,218         (9,987)
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes, extraordinary item
   and discontinued insurance operations                                            116,176         141,146        133,507
Income taxes                                                                         42,213          43,391         43,485
---------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item
   and discontinued insurance operations                                             73,963          97,755         90,022

Extraordinary after-tax charge due to early extinguishment of debt                        -               -         (5,000)
---------------------------------------------------------------------------------------------------------------------------
Income before  discontinued insurance operations                                     73,963          97,755         85,022

Income from discontinued insurance operations                                             -               -         90,483
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                         $ 73,963      $   97,755     $  175,505
===========================================================================================================================

Earnings per share:
   Income before extraordinary item and discontinued insurance operations          $    .62      $      .83     $      .76
   Extraordinary item                                                                     -               -           (.04)
---------------------------------------------------------------------------------------------------------------------------

   Income before discontinued insurance operations                                      .62             .83            .72
   Income from discontinued insurance operations                                          -               -            .76
---------------------------------------------------------------------------------------------------------------------------
   Net income                                                                      $    .62      $      .83     $     1.48
===========================================================================================================================



		See accompanying notes to financial statements.






				 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousands of Dollars Except Share Data)                                                Ethyl Corporation & Subsidiaries
---------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                    1995                      1994                    1993
---------------------------------------------------------------------------------------------------------------------------
						   Shares        Amounts      Shares      Amounts      Shares      Amounts
---------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
(AUTHORIZED 400,000,000 SHARES)
   Beginning balance                              118,434,401    $118,434  118,405,287   $ 118,405  118,357,515 $  118,358
   Issued upon exercise of stock options
      and SARs                                          9,434          10       75,723          76       75,714         75
   Purchased and retired                                    -           -      (46,609)        (47)     (27,942)       (28)
---------------------------------------------------------------------------------------------------------------------------
   Ending balance                                 118,443,835     118,444  118,434,401     118,434  118,405,287    118,405
===========================================================================================================================
ADDITIONAL PAID-IN CAPITAL
   Beginning balance                                                2,706                    2,450                   1,708
   Exercise of stock options and SARs                                  93                      858                   1,374
   Retirement of purchased common stock                                 -                     (602)                   (621)
   Distribution of common stock under bonus plan                        -                        -                     (11)
---------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                   2,799                    2,706                   2,450
---------------------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
   Beginning balance                                               (2,253)                  (1,757)                  9,840
   Translation adjustments                                          4,343                    3,647                 (11,597)
   Spin-off of Albemarle Corporation                                    -                   (4,143)                      -
---------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                   2,090                   (2,253)                 (1,757)
----------------------------------------------------------------------------------------------------------------------------
UNREALIZED GAIN ON MARKETABLE EQUITY SECURITIES
   Beginning balance                                                    -                        -                  64,901
   Unrealized gains                                                     -                        -                  13,326
   Spin-off of First Colony Corporation                                 -                        -                 (78,227)
---------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                       -                        -                       -
----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
   Beginning balance                                              272,050                  633,483               1,206,472
   Net income                                                      73,963                   97,755                 175,505
   Cash dividends declared:
      First Preferred stock, $6.00 per share                            -                      (12)                    (12)
      Common stock, $.50 per share in 1995 and 1994
	 and $.60 per share in 1993                               (59,218)                 (59,215)                (71,033)
   Dividend of common stock of Albemarle Corporation,
      at book value                                                     -                 (399,957)                      -
   Dividend of common stock of First Colony Corporation,
      at book value                                                     -                        -                (677,449)
   Redemption of 6% First Preferred stock                               -                       (4)                      -
---------------------------------------------------------------------------------------------------------------------------
   Ending balance                                                 286,795                  272,050                 633,483

TOTAL SHAREHOLDERS' EQUITY                                       $410,128                $ 390,937              $  752,581
===========================================================================================================================


		See accompanying notes to financial statements.




				       CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Dollars)                                                                  Ethyl Corporation & Subsidiaries
---------------------------------------------------------------------------------------------------------------------------

Years ended December 31                                                                  1995          1994         1993
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      $    31,166    $   48,201     $ 162,988
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (earnings before discontinued insurance operations in 1993)                73,963        97,755        85,022
   Adjustments to reconcile income to cash flows from operating activities:
      Depreciation and amortization                                                      49,224        53,983       127,456
      Special charges                                                                     4,750        10,720        36,150
      Gain on sale of subsidiary                                                              -        (4,150)       (6,121)
      Deferred income taxes                                                              15,714        10,262        (7,663)
      Changes in assets and liabilities, net of effects from acquisitions:
	 Decrease (increase) in accounts receivable                                      64,771       (29,701)      (16,268)
	 (Increase) decrease in inventories                                             (15,560)        9,166          (918)
	 (Increase) in prepaid expenses                                                  (2,366)       (5,516)         (999)
	 (Decrease) in accounts payable and accrued expenses                            (37,948)       (2,621)      (13,686)
	 (Decrease) in income taxes payable                                              (1,208)       (6,903)       (2,454)
	 Income-tax payment on 1992 gain on sale of 20% of First Colony Corporation           -             -       (60,552)
      Other, net                                                                         (2,003)      (10,775)          166
---------------------------------------------------------------------------------------------------------------------------
	    Cash provided from operating activities
	       (before discontinued insurance operations in 1993)                       149,337       122,220       140,133
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                                 (44,831)     (147,260)     (205,029)
   Acquisitions of businesses (net of $5,369 cash acquired in 1993)                           -             -      (125,431)
   Proceeds from sale of subsidiary                                                           -        60,500        10,000
   Other, net                                                                               217        (8,234)          537
---------------------------------------------------------------------------------------------------------------------------
      Cash (used in) investing activities
	 (before discontinued insurance operations in 1993)                             (44,614)      (94,994)     (319,923)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additional long-term debt                                                            153,000        47,400       360,448
   Repayment of long-term debt                                                         (200,000)            -      (230,355)
   Cash dividends paid                                                                  (59,220)      (62,184)      (71,037)
   Cash and cash equivalents of Albemarle spun off as a dividend on February 28, 1994         -       (29,332)            -
   Repurchases of capital stock                                                               -          (649)         (649)
   Other, net                                                                               303           504         1,448
---------------------------------------------------------------------------------------------------------------------------
      Cash (used in) provided from financing activities
	 (before discontinued insurance operations in 1993)                            (105,917)      (44,261)       59,855
---------------------------------------------------------------------------------------------------------------------------


Net cash used in operations (before discontinued insurance operations in 1993)           (1,194)      (17,035)     (119,935)

Cash provided by discontinued insurance operations                                            -             -         5,148
---------------------------------------------------------------------------------------------------------------------------

(Decrease) in cash and cash equivalents                                                  (1,194)      (17,035)     (114,787)

CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $    29,972    $   31,166     $  48,201
===========================================================================================================================



		See accompanying notes to financial statements.


			 NOTES TO FINANCIAL STATEMENTS

			 Ethyl Corporation & Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------

   CONSOLIDATION - The consolidated financial statements include the accounts and operations of Ethyl Corporation and all of its subsidiaries (the Company). All significant intercompany accounts and transactions are eliminated in consolidation.

   BASIS OF PRESENTATION - At the close of business on February 28, 1994, the Company completed the spin-off of its wholly owned subsidiary, Albemarle Corporation (Albemarle), in the form of a tax-free stock dividend to Ethyl common shareholders. The operating results of what is now Albemarle are included in the Consolidated Statements of Income, Consolidated Statements of Shareholders' Equity and the Consolidated Statements of Cash Flows and related notes to financial statements for the two months ended February 28, 1994, and the full year 1993.

   On July 1, 1993, the Company completed the spin-off of its then 80-percent interest in First Colony Corporation (First Colony) in the form of tax-free stock dividend to Ethyl common shareholders. The Company has accounted for the financial results of First Colony prior to the spin-off as a discontinued insurance operation in accordance with Accounting Principles Board (APB) Opinion No. 30.

   FOREIGN CURRENCY TRANSLATION - The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of income. Translation adjustments (net of deferred income tax benefits of $262,000, $1,481,000 and $1,164,000 in 1995, 1994 and 1993,
respectively), are reflected as foreign currency translation adjustments in Shareholders' Equity and accordingly have no effect on net income. Transaction adjustments for all foreign subsidiaries are included in income.

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

   PROPERTY, PLANT & EQUIPMENT - Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses therein are included in income. Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.

   The Company re-evaluates property, plant and equipment based on fair values or undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs, and it writes down recorded costs of the assets to fair value when recorded costs, prior to impairment, are higher.

   ENVIRONMENTAL COMPLIANCE & REMEDIATION - Environmental compliance costs include the costs of purchasing and/or constructing assets to prevent, limit and control pollution or to monitor the environmental status at various locations. These costs are capitalized and depreciated based on estimated useful lives.

   Environmental compliance costs also include maintenance and operating costs with respect to pollution-prevention-and-control facilities and administrative costs. Such operating costs are expensed as incurred.

   Environmental remediation costs of facilities used in current operations are
generally immaterial and are expensed as incurred.    Remediation    costs   and
post-remediation    costs   including post-remediation monitoring costs at
facilities or off-plant disposal sites that relate to an existing condition caused primarily by past operations are accrued as liabilities and expensed when costs can be reasonably estimated.

   GOODWILL & OTHER INTANGIBLES - Goodwill acquired prior to November 1, 1970 ($1,652,000) is not being amortized. Goodwill acquired subsequently ($8,500,000 and $9,815,000 at December 31, 1995 and 1994, respectively, net of accumulated amortization) is being amortized on a straight-line basis, over a period of 10 years. Other intangibles ($4,982,000 and $8,275,000 at December 31, 1995 and 1994, respectively, net of accumulated amortization) are being amortized on a straight-line basis primarily over periods from three to seven years. Amortization of goodwill and other intangibles amounted to $4,504,000 for 1995, $9,379,000 for 1994 and $14,464,000 for 1993. Accumulated amortization of goodwill and other intangibles was $17,760,000 and $13,256,000 at the end of 1995 and 1994, respectively.

   The Company re-evaluates goodwill and other intangibles based on fair values or undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs, and it writes down recorded costs of the assets to fair value when recorded costs, prior to impairment, are higher.



			 NOTES TO FINANCIAL STATEMENTS

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

   PROFIT SHARING & EMPLOYEE SAVINGS PLAN - The Company's employees participate in the Ethyl-defined contribution 401(k) profit-sharing and employee savings plan, which is generally available to all full-time and non-union hourly employees. Certain other employees are covered by a collective bargaining agreement pursuant to the terms of such agreement. The plans are funded with contributions by participants and the Company. Expenses recorded for the 401(k) plans in 1995, 1994 and 1993 were $2,352,000, $2,879,000 and $7,478,000, respectively.

   RESEARCH, DEVELOPMENT & TESTING EXPENSES - Company-sponsored research, development and testing expenses related to present and future products are expensed currently as incurred. Research and development expenses determined in accordance with FASB Statement No. 2, "Accounting for Research and Development Costs," were $54.5 million, $49.7 million and $75.6 million in 1995, 1994 and 1993, respectively.

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

   DERIVATIVE INSTRUMENTS & HEDGING OF FOREIGN CURRENCY EXPOSURES - The Company's current policy is not to make use of derivative financial instruments but rather to manage foreign currency exposure by attempting to maintain assets and liabilities in approximate balance for each of the major foreign currencies to which the Company has risk exposure. At December 31, 1995, the Company was not a party to any derivative financial instruments.

   EARNINGS  PER  SHARE  -  Earnings  per  share  is  computed  after  deducting applicable preferred stock dividends from net income and using the weighted-average number of shares of common stock and common stock equivalents outstanding during the year. The numbers of shares used in computing earnings per share were 118,446,000 in 1995, 118,451,000 in 1994 and 118,436,000 in 1993.


2. SPIN-OFF OF ALBEMARLE CORPORATION:
--------------------------------------------------------------------------------

   At the close of business on February 28, 1994, Ethyl completed the spin-off of its wholly owned subsidiary, Albemarle, in the form of a tax-free stock dividend. Following the spin-off, Albemarle owned, directly or indirectly, the olefins and derivatives, bromine chemicals and specialty chemicals businesses formerly owned directly or indirectly by the Company. One share of Albemarle common stock was distributed to Ethyl common shareholders for every two shares of Ethyl common stock held.

SUPPLEMENTAL PRO FORMA CONDENSED STATEMENTS OF INCOME (UNAUDITED) - As a result of the aforementioned distribution, the Company believes that the following pro forma Condensed Statements of Income are important to enable the reader to obtain a meaningful understanding of the Company's prior year's results of operations. The pro forma Condensed Statements of Income are for informational purposes only to illustrate the estimated effects of the distribution of Albemarle on Ethyl on a stand-alone basis and may not necessarily reflect what the earnings or results of operations of Ethyl would have been had Albemarle operated as a separate, independent company.



PRO FORMA CONDENSED STATEMENTS OF INCOME (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------------
(In Thousands Except Per-Share Amounts)
----------------------------------------------------------------------------------------------------------------------------------
								      1994                               1993
										   Pro                                   Pro
Years Ended December 31                                Historical  Adjustments(a)  Forma      Historical Adjustments(a)  Forma
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                             $1,174,086   $(155,064)  $1,019,022   $1,938,390   $(903,418) $1,034,972
Cost of goods sold                                       776,508    (119,086)     657,422    1,386,251    (710,970)    675,281
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             397,578     (35,978)     361,600      552,139    (192,448)    359,691
Selling, general & administrative expenses               144,455     (14,471)     129,984      221,384     (85,470)    135,914
Research, development & testing expenses                  82,661      (8,662)      73,999      127,000     (50,994)     76,006
Special charges                                            2,720           -        2,720       36,150      (7,322)     28,828
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                         167,742     (12,845)     154,897      167,605     (48,662)    118,943
Interest & financing expenses                             25,378      (2,873)(b)   22,505       44,085     (17,358)(b)  26,727
Other expenses (income), net                               1,218         543        1,761       (9,987)      1,640      (8,347)
---------------------------------------------------------------------------------------------------------------------------------
Income before  income taxes, extraordinary item and
   discontinued insurance operations                     141,146     (10,515)     130,631      133,507     (32,944)    100,563
Income taxes                                              43,391      (4,239)(c)   39,152       43,485     (17,098)(c)  26,387
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and
   discontinued insurance operations                  $   97,755   $  (6,276)  $   91,479   $   90,022   $ (15,846) $   74,176
==================================================================================================================================
Earnings per share based on income
   before extraordinary item and
   discontinued insurance operations (d)               $     .83               $      .78   $      .76              $      .63
==================================================================================================================================


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

3. SUPPLEMENTAL CASH-FLOW INFORMATION:
--------------------------------------------------------------------------------

   Supplemental information for the Consolidated Statements of Cash Flows is as follows:

					  (In Thousands)
				     1995         1994        1993
---------------------------------------------------------------------
Cash paid during the year for:
  Income taxes                      $22,881     $ 45,513    $110,867
  Interest and financing expenses
   (net of capitalization)           31,390       24,118      45,352
Supplemental investing and
  financing non-cash transactions:
   Dividend of common stock
     of Albemarle Corporation -
     at book value                        -      399,957           -
   Dividend of common stock
     of First Colony Corporation -
     at book value                        -            -     677,449
   Assumption of liabilities in
     connection with the acquisition
     of Potasse et Produits Chimiques
     (PPC) in February 1993               -            -      49,000

   Also see Notes 2 and 20 with respect to spun-off operations.


4. GEOGRAPHIC AREAS:
--------------------------------------------------------------------------------

   The geographic areas table on page 24 (and the related notes on page 26) is an integral part of the consolidated financial statements. Information about the Company's geographic areas is presented for the years 1991-1995. The discussion of geographic areas information is unaudited.


5. CASH & CASH EQUIVALENTS:
-------------------------------------------------------------------

   Cash and cash equivalents consist of the following:

					    (In Thousands)
					    1995      1994
-------------------------------------------------------------------
Cash and time deposits                     $21,167   $31,166
Short-term securities                        8,805         -
-------------------------------------------------------------------
  Total                                    $29,972   $31,166
===================================================================

   Short-term securities (generally commercial paper maturing in less than 90 days) are stated at cost plus accrued income, which approximates market value.


6. INVENTORIES:
--------------------------------------------------------------------------------

   Domestic inventories stated on the LIFO basis amounted to $58,750,000 and $49,889,000 at December 31, 1995 and 1994, respectively, which are below replacement cost by approximately $20,310,000 and $17,080,000, respectively.


7. DEFERRED INCOME TAXES & PREPAID EXPENSES:
--------------------------------------------------------------------------------

   Deferred income taxes and prepaid expenses consist of the following:

					    (In Thousands)
					   1995       1994
----------------------------------------------------------------
Deferred income taxes - current           $15,499   $20,404
Prepaid expenses                            7,708     5,340
----------------------------------------------------------------
  Total                                   $23,207   $25,744
================================================================


8. PROPERTY, PLANT & EQUIPMENT, AT COST:
--------------------------------------------------------------------------------

   Property, plant and equipment, at cost, consist of the following:

					   (In Thousands)
					  1995        1994
--------------------------------------------------------------
Land                                   $  49,346  $  48,781
Land improvements                         29,516     27,947
Buildings                                 94,270     94,224
Machinery and equipment                  489,511    408,982
Capitalized interest                      21,004     19,283
Construction in progress                  29,988     85,162
--------------------------------------------------------------
  Total                                 $713,635   $684,379
--------------------------------------------------------------

   The cost of the property, plant and equipment is depreciated, generally by the straight-line method, over the following useful lives:

Land improvements                                5-30 years
Buildings                                       10-40 years
Machinery and equipment                          3-25 years

   Interest capitalized on significant capital projects in 1995, 1994 and 1993 was $2,223,000, $8,060,000 and $6,864,000, respectively, while amortization of capitalized interest (which is included in depreciation expense) was $1,878,000, $1,294,000 and $3,246,000, respectively.


9. ACCRUED EXPENSES:
--------------------------------------------------------------------------------

   Accrued expenses consist of the following:

					    (In Thousands)
					   1995       1994
----------------------------------------------------------------
Employee benefits, payroll and
  related taxes                            $13,078   $11,871
Other                                       45,604    61,247
----------------------------------------------------------------
   Total                                   $58,682   $73,118
================================================================


10. LONG-TERM DEBT:
--------------------------------------------------------------------------------

   A summary of long-term debt maturities at December 31, 1995, is listed below:

						  (In Thousands)

						       Variable-
				       Variable-         Rate
					 Rate           Medium-
					 Bank            Term
					 Loans           Notes         Total
--------------------------------------------------------------------------------
1996                                                                       -
1997                                                   $ 6,750       $ 6,750
1998                                                     6,750         6,750
1999                                                     6,750         6,750
2000                                   $270,000          6,750       276,750
2001                                                     6,750         6,750
--------------------------------------------------------------------------------
				       $270,000        $33,750       303,750
================================================================================
Less unamortized discount                                               (777)
--------------------------------------------------------------------------------
Total long-term debt at December 31, 1995                           $302,973
================================================================================


   The Company has an unsecured competitive advance and revolving credit facility agreement with a group of banks permitting it to borrow up to $500 million. Fees of up to 3/8 of 1% per annum are assessed on the unused portion of the commitment. The credit facility permits borrowing for the next four years at various interest rate options. The facility contains a number of covenants, representations and events of default typical of a credit facility agreement of this size and nature, including financial covenants requiring the Company to maintain consolidated indebtedness (as defined) of not more than 60% of the sum of shareholders' equity (as defined) and consolidated indebtedness and maintenance of minimum shareholders' equity of at least $250 million. The Company was in compliance with such covenants at December 31, 1995. Under this agreement, $270 million was borrowed at December 31, 1995. Amounts outstanding at February 16, 2000, mature on that date. Average interest rates on variable-rate bank loans during 1995 and 1994 were 6.4% and 4.5%, respectively.

   The Company also has four uncommitted agreements with banks providing for immediate borrowings up to a maximum of $155 million at the individual bank's money-market rate. No amounts were borrowed under these agreements at December 31, 1995. The average interest rates on borrowings during 1995 and 1994 under these agreements were 6.1% and 4.0%, respectively.

   The Company's $33.75-million variable-rate (ranging from 8.6% to 8.86%) Medium-Term Notes were issued in five series (1 through 5) of $6.75 million each, which are due annually in serial order at 100% of their principal amount, beginning December 15, 1997, through December 15, 2001.


11. OTHER NONCURRENT LIABILITIES:
----------------------------------------------------------------

   Other noncurrent liabilities consist of the following:

					    (In Thousands)
					   1995       1994
----------------------------------------------------------------
Provision for environmental remediation
  and future shutdown costs                $52,511  $47,609
Other                                       31,660   31,293
----------------------------------------------------------------
   Total                                   $84,171  $78,902
================================================================

12. CAPITAL STOCK:
--------------------------------------------------------------------------------

   SHAREHOLDER RIGHTS PLAN - Pursuant to a Rights Agreement dated September 24, 1987, the Company distributed one Preferred Stock, Series B purchase right ("Right") for each outstanding share of Common Stock to the shareholders of record on October 5, 1987. Unless the Board of Directors directs otherwise, one additional Right will be issued with respect to each additional share of Common Stock issued prior to the occurrence of certain potential change-in-control events. The Rights become exercisable upon certain potential change-in-control events. When exercisable, the Rights entitle holders to purchase 2.522 one-thousandth of a share (subject to adjustment) of Preferred Stock, Series B, and upon the occurrence of certain events, the Rights entitle holders to purchase shares of Common Stock at a substantial discount. Exercise of the Rights will cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of the Board of Directors. The Board of Directors may, under certain circumstances, cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights expire on September 24, 1997, if not redeemed earlier. The Rights have no voting or dividend privileges. Until such time as the Rights become exercisable, they are attached to and do not trade separately from the Common Stock.

   STOCK-OPTION PLAN - The Company has an incentive stock-option plan, whereby incentive stock options and nonqualifying stock options may be granted to officers and other key employees to purchase a specified number of shares of common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. Certain options become exercisable upon the attainment of specified earnings objectives or market price appreciation of the Company's common stock. The remaining options become exercisable one year after the grant date. In addition to the stock options, the optionee also may be granted a stock appreciation right (SAR). To date, SARs generally have been granted for the same number of shares subject to related options. During 1994, the Board of Directors of the Company unanimously adopted and the shareholders approved an amendment to the Company's incentive stock option plan increasing the number of shares issuable under the option plan by 5,900,000 to 11,900,000 and established an annual limit of 200,000 on the number of shares for which options may be granted to an individual. Activity in 1993, 1994 and 1995 is shown below:


					  Shares     Option Prices
---------------------------------------------------------------------
Outstanding at January 1, 1993            653,518    $20.07-$31.49
Adjustments for First Colony spin-off     238,711    $13.22-$20.73
Exercised                                 (71,865)   $13.22-$28.74
Surrendered upon exercise of SARs         (59,212)   $14.49-$26.13
Lapsed                                   (153,539)   $15.94-$31.49
---------------------------------------------------------------------
Outstanding at December 31, 1993          607,613    $13.22-$20.73
Granted                                 3,042,000    $       12.50
Adjustment for Albemarle spin-off         168,650    $ 9.00-$14.11
Exercised                                 (73,475)   $ 9.00-$17.20
Surrendered upon exercise of SARs         (48,402)   $ 9.86-$18.85
Lapsed                                   (413,112)   $ 9.86-$20.73
---------------------------------------------------------------------
Outstanding at December 31, 1994        3,283,274    $ 9.00-$14.11
Exercised                                  (9,434)   $       10.85
---------------------------------------------------------------------
Outstanding at December 31, 1995        3,273,840    $ 9.00-$14.11
=====================================================================

   All of the unexercised options and related SARs granted prior to 1994 were exercisable at December 31, 1995, while 582,400 of the stock options and related SARs granted in 1994 were exercisable at December 31, 1995. On December 31, 1994 and 1995, 6,156,014 shares were available for grant.

   During 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." This standard, which will be effective for the fiscal year ended December 31, 1996, defines a fair value method of accounting for employee stock option plans and similar equity instruments, but also allows for continued use of present accounting standards for measuring expense for the employee compensation costs of these plans. Entities electing to remain with present accounting standards to measure costs must make certain pro forma disclosures as if the fair value based method had been applied. The Company plans to continue recognizing expense for employee stock-based compensation under the current APB Opinion No. 25 methodology and expects incremental pro forma amounts disclosed to be immaterial to 1996 earnings.

   REDEEMABLE PREFERRED STOCK - The Cumulative First Preferred 6% Series A stock of 2002 shares, which was previously outstanding, was called for redemption in December 1994 at $101 per share, plus accrued dividends.

13. GAINS ON FOREIGN CURRENCY:
--------------------------------------------------------------------------------

   Foreign currency transaction adjustments resulted in gains of $1,827,000 in 1995, $1,968,000 in 1994 and $1,725,000 in 1993 and are included in income.


14. CONTRACTUAL COMMITMENTS & CONTINGENCIES:
--------------------------------------------------------------------------------

   Rental expense was $13,703,000 for 1995, $17,120,000 for 1994 and $29,680,000
for 1993.

   The Company has a number of operating lease agreements primarily for office space, transportation equipment and storage facilities.

   Future lease payments for the next five years for all noncancelable leases as of December 31, 1995, are $8,481,000 for 1996, $5,152,000 for 1997, $2,005,000
for 1998, $1,133,000 for 1999, $865,000 for 2000, and amounts payable after 2000 are $3,907,000.

   Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $10,600,000 at December 31, 1995.

   The Company and Albemarle entered into agreements, dated as of February 28, 1994, pursuant to which the Company and Albemarle agreed to coordinate certain facilities and services of adjacent operating sites at plants in Orangeburg, South Carolina; Houston, Texas; and Feluy, Belgium. In addition, the Company and Albemarle entered into agreements providing for the blending by Albemarle of Ethyl's additive products and the production of antioxidants and manganese-based antiknock compounds at the Orangeburg plant. Ethyl was billed approximately $48 million in connection with these agreements during both 1995 and 1994.

   The Company is from time to time subject to routine litigation incidental to its business. The Company is not a party to any pending litigation proceedings that are expected to have a materially adverse effect on the Company's results of operations or financial condition. Further, no additional disclosures are required in conformity with FASB Statement No. 5, "Accounting for Contingencies," due to immateriality.

   At December 31, 1995 and 1994, the Company had accruals of $41,600,000 and $38,400,000, respectively, for environmental liabilities. In developing its estimates of environmental remediation and monitoring costs, the Company considers, among other things, risk-based assessments of the contamination, currently available technological solutions, alternative cleanup methods, and prior Company experience in remediation of contaminated sites, all of which are based on presently enacted laws and regulations. Amounts accrued do not take into consideration claims for recoveries from insurance. Although studies have not been completed for certain sites, some amounts generally are estimated to be expended over extended periods. When specific amounts within a range cannot be determined, the Company has accrued the minimum amount in that range.

   Environmental exposures are difficult to assess and estimate for numerous reasons including the complexity and differing interpretations of regulations, lack of reliable data, multiplicity of possible solutions, and length of time. As the scope of the Company's environmental contingencies becomes more clearly defined, it is possible that expenditures in excess of those amounts already accrued may be necessary. However, management believes that these overall costs are expected to be incurred over an extended period of time and, as a result, such contingencies are not expected to have a material impact on the consolidated financial position or liquidity of the Company, but they could have a material adverse effect on the Company's results of operations in any given future quarterly or annual period.


15. PENSION PLANS & OTHER POSTRETIREMENT BENEFITS:
--------------------------------------------------------------------------------

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

   The major changes from 1993 to 1994 in the following tables reflect the effects of the spin-off of Albemarle at the close of business on February 28, 1994, with the related wage-roll plans and a portion of the salaried plan identified with employees who were transferred to Albemarle. Some of the changes from 1994 to 1995 reflect the absence of the impact of the Albemarle plans in 1995 versus the inclusion of two months' effects in 1994.

   As a result of the spin-off, plan assets and projected benefit obligations reported at December 31, 1993, were reduced by $286,035,000 and $240,278,000, respectively, as of January 1, 1994. The expected returns and interest cost reported for 1994 and 1995 are computed based upon the lesser amounts.


The components of net pension income are as follows:

					 (In Thousands)
Years ended December 31             1995      1994       1993
-------------------------------------------------------------------
Return on plan assets:
Actual return                     $48,411   $ 32,018   $ 50,130
Actual return (higher)
  lower than expected             (17,612)     3,256      3,679
-------------------------------------------------------------------
Expected return                    30,799     35,274     53,809
Amortization of transition asset    4,277      4,730      6,995
Service cost (benefits earned
  during the year)                 (2,821)    (5,462)   (12,355)
Interest cost on projected
  benefit obligation              (22,753)   (24,122)   (36,978)
Amortization of prior
  service costs                    (2,683)    (2,958)    (4,318)
-------------------------------------------------------------------
Net pension income                $ 6,819   $  7,462   $  7,153
===================================================================

   Amortization of the transition asset is based on the amount determined at the date of adoption of FASB Statement No. 87.

   Net pension income and plan obligations are calculated using assumptions of estimated discount and interest rates and rates of projected increases in compensation. The discount rate on projected benefit obligations was primarily assumed to be 7.0% at December 31, 1995, 8.25% at December 31, 1994, and 6.75% at December 31, 1993. The assumed interest rate at the beginning of each year is the same as the discount rate at the end of each prior year. The rates of projected compensation increase were assumed to be primarily 4.5% at December 31, 1995, 1994 and 1993. The expected long-term rate of return on plan assets was assumed to be primarily 9% each year. Net pension income (preceding page) is determined using assumptions as of the beginning of each year. Funded status (table below) is determined using assumptions as of the end of each year.

   The following table presents a reconciliation of the funded status of the U.S. pension plans to prepaid pension expense, which is included in "Other assets and deferred charges:"

					     (In Thousands)
Years ended December 31                      1995       1994
----------------------------------------------------------------
Plan assets at fair value                  $387,484  $367,471
Less actuarial present value of
  benefit obligations:
   Accumulated benefit obligation
     (including vested benefits of
     $298,293 and $271,458, respectively)   302,079   274,346
   Projected compensation increase           18,015    13,666
----------------------------------------------------------------
   Projected benefit obligation             320,094   288,012
Plan assets in excess of projected
  benefit obligation                         67,390    79,459
Unrecognized net loss (gain)                  1,609   (16,087)
Unrecognized transition asset being
  amortized principally over 16 years       (26,584)  (30,861)
Unrecognized prior-service costs
  being amortized                            22,897    24,992
----------------------------------------------------------------
Prepaid pension expense                   $  65,312  $ 57,503
================================================================

   One of the Company's U.S. pension plans is the supplemental executive retirement plan (SERP), which is an unfunded defined benefit plan. The actuarial present value of accumulated benefit obligations related to the Company's SERP totalled $11,999,000 and $10,263,000 at December 31, 1995 and 1994,
respectively. The prepaid pension expense asset in the table above is net of an accrued pension expense liability of $10,443,000 and $9,255,000 related to the SERP at December 31, 1995 and 1994, respectively. Pension expense for the SERP totalled $1,456,000, $1,459,000 and $1,550,000 for 1995, 1994 and 1993,
respectively.

   FOREIGN PENSION PLANS - Pension coverage for employees of the Company's foreign subsidiaries is provided through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees or under insurance policies. 1995, 1994 and 1993 pension cost for these plans was $1,195,000, $3,317,000 and $2,265,000, respectively. The actuarial present value of accumulated benefits at December 31, 1995 and 1994, was $15,570,000 and $12,159,000, substantially all of which was vested, compared with net assets available for benefits of $18,811,000 and $15,571,000, respectively.

   CONSOLIDATED - Consolidated net pension income for 1995, 1994 and 1993 was $5,624,000, $4,145,000 and $4,888,000, respectively.

   OTHER POSTRETIREMENT BENEFITS - The Company also provides postretirement medical benefits and life insurance for certain groups of retired employees which it accounts for based on FASB Statement No. 106.

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

   The components of net periodic postretirement benefit cost are as follows:

						 (In Thousands)
Years ended December 31                           1995      1994
-----------------------------------------------------------------------
Service cost (benefits attributed to employee
  service during the year)                      $  (720)   $(1,789)
Interest cost on accumulated postretirement
  benefit obligation                             (3,654)    (4,419)
Amortization of prior service cost                   72          -
Actual return on plan assets                      2,309      2,101
-----------------------------------------------------------------------
Net periodic postretirement benefit cost        $(1,993)   $(4,107)
=======================================================================

   Summary information on the Company's plans is as follows:

						 (In Thousands)
Years ended December 31                           1995      1994
----------------------------------------------------------------------
Accumulated postretirement benefit
 obligation (APBO) for:
   Retirees                                     $40,277    $41,985
   Fully eligible, active plan participants       2,669      2,008
   Other active plan participants                10,163      7,709
----------------------------------------------------------------------
						 53,109     51,702
Plan assets at fair value                       (25,615)   (24,447)
Unrecognized prior service cost                     863          -
Unrecognized net (loss) gain                       (270)       717
----------------------------------------------------------------------
Accrued postretirement benefit cost             $28,087    $27,972
======================================================================

   Plan assets are held under an insurance contract and reserved for retiree life-insurance benefits.

   As a result of the spin-off, plan assets and projected benefit obligations reported at December 31, 1993, were reduced by approximately $7,242,000 and $46,002,000, respectively, as of January 1, 1994. The expected returns and interest costs reported for 1995 and 1994 are computed based on the lesser amounts.

   The discount rate used in determining the APBO was 7.0% at December 31, 1995, 8.25% at December 31, 1994 and 6.75% at December 31, 1993. The expected long-term rate of return on plan assets used in determining the net periodic postretirement benefit cost was 9% in 1995 and 1994, and the estimated pay increase was 4.5% at December 31, 1995, 1994 and 1993. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 14% in 1993, 13% in 1994 and 12% in 1995, declining by 1% per year to an ultimate rate of 7%, except that managed-care costs were assumed to begin at 11% in 1993, 10% in 1994 and 9% in 1995, declining by 1% per year to 6%.

   If the health-care cost-trend rate assumptions were increased by 1%, the APBO, as of December 31, 1995, would be increased by approximately $3.1 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1995 would be an increase of about $0.3 million.

   CHANGES IN ESTIMATES - The lower discount rate at December 31, 1995, increased the pension accumulated benefit obligation by about $31.3 million and the pension projected benefit obligation by about $33.2 million. The lower discount rate at December 31, 1995, increased the postretirement accumulated benefit obligation by approximately $6.3 million. The rate-change effects on net pension income and postretirement benefit costs are not material to the Company's financial statements.

16. INCOME TAXES:
--------------------------------------------------------------------------------

   Income before income taxes, extraordinary item and discontinued insurance operations, and current and deferred income taxes are composed of the following:

				      (In Thousands)

Years ended December 31            1995     1994        1993
-------------------------------------------------------------------
Income  before  income  taxes,
  extraordinary  item and
  discontinued  insurance
  operations:
   Domestic                    $  90,409   $103,083     $121,486
   Foreign                        25,767     38,063       12,021
-------------------------------------------------------------------
     Total                     $116,176    $141,146     $133,507
===================================================================
Current income taxes:
   Federal                     $  15,442   $ 19,451     $ 33,195
   State                           2,409      3,109        4,171
   Foreign                         8,648     10,569       13,782
-------------------------------------------------------------------
     Total                        26,499     33,129       51,148
-------------------------------------------------------------------
Deferred income taxes:
   Federal                        12,002      6,180      (10,944)
   State                           1,427        (45)        (282)
   Foreign                         2,285      4,127        3,563
-------------------------------------------------------------------
     Total                        15,714     10,262       (7,663)
-------------------------------------------------------------------
Total income taxes             $  42,213   $ 43,391     $ 43,485
===================================================================

   The significant differences between the U.S. federal statutory rate and the effective income tax rate are as follows:

					      % of Income
					   Before Income Taxes
----------------------------------------------------------------------
					  1995    1994     1993
----------------------------------------------------------------------
Federal statutory rate                    35.0%   35.0%    35.0%
State taxes, net of federal tax benefit    2.1     1.8      1.9
Foreign sales corporation benefit         (0.6)   (1.2)    (1.8)
Research tax credit                       (1.7)      -        -
Provision for legal settlement             0.9       -        -
Gain on sale of subsidiary                   -    (3.8)    (1.7)
Deferred-tax benefit attributable to
  Whitby Research downsizing                 -       -     (7.0)
Higher net tax on foreign related
  operations primarily due to absence
  of tax benefit on significant losses
  of Belgian subsidiary                      -       -      3.9
Increase in federal deferred taxes to
  enacted 35% rate                           -       -      1.8
Other items, net                           0.6    (1.1)     0.5
----------------------------------------------------------------------
Effective income tax rate                 36.3%   30.7%    32.6%
======================================================================

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

   Federal income tax legislation enacted in 1993 increased the corporate income tax rate to 35% retroactive to January 1, 1993. This rate was applied to all future years and resulted in an increase in the deferred income tax liability and a decrease in net income of $2.3 million, or $.02 per share in 1993. The deferred income tax assets and deferred income tax liabilities recorded on the balance sheets as of December 31, 1995 and 1994, are as follows:

					    (In Thousands)
Deferred tax assets:                       1995       1994
----------------------------------------------------------------
  Environmental reserves                  $14,720   $12,892
  Future employee benefits                  3,873     3,903
  Undistributed earnings of
   foreign subsidiaries                     5,657     7,267
  Intercompany profit in inventories        3,497     4,916
  Inventory capitalization                    905       654
  Facilities write-down and other costs     2,758     5,555
  Foreign currency translation adjustment     262     1,481
  Other                                     3,887     3,510
----------------------------------------------------------------
Deferred tax assets                        35,559    40,178
----------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                             36,063    25,259
  Future employee benefits                 14,302    11,441
  Capitalization of interest                1,287     2,011
  Other                                     9,153     9,073
----------------------------------------------------------------
Deferred tax liabilities                   60,805    47,784
----------------------------------------------------------------
Net deferred tax liabilities              $25,246   $ 7,606
================================================================
Reconciliation to financial statements:
Current tax assets                        $15,499   $20,404
Deferred tax liabilities                   40,745    28,010
----------------------------------------------------------------
Net deferred tax liabilities              $25,246   $ 7,606
================================================================

   Based on current U.S. income tax rates, it is anticipated that no additional U.S. income taxes would be incurred if the unremitted earnings of the Company's foreign subsidiaries were remitted to Ethyl Corporation due to available foreign tax credits.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:
--------------------------------------------------------------------------------

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

   The estimated fair values of Ethyl's financial instruments are as follows:

					(In Thousands)
				      Carrying     Fair
					Value      Value
------------------------------------------------------------
December 31, 1995

Cash and cash equivalents            $ 29,972    $  29,972
Long-term debt, including
  current maturities                 $302,973     $306,279

December 31, 1994
Cash and cash equivalents            $ 31,166    $  31,166
Long-term debt, including
  current maturities                 $349,766     $360,489


18. SPECIAL CHARGES:
--------------------------------------------------------------------------------

   A special charge in 1995 amounting to $4,750,000 ($4,150,000 after income taxes, or $0.04 per share) covered a provision for the cost of an expected legal settlement by a subsidiary.

   Special charges in 1994 amounted to $2,720,000 ($1,690,000 after income taxes, or $.01 per share) consisting of a charge of $10,720,000 primarily for a provision for environmental remediation as well as other costs largely offset by the benefit of an $8,000,000 legal settlement.

   Special charges for 1993 amounted to $36,150,000 ($22,400,000 after income taxes, or $.19 per share), of which $14,200,000 was incurred for plant write-down and other related costs in connection with the Company's decision to discontinue production of lead antiknock compounds at Ethyl's subsidiary's Sarnia, Ontario, plant. This decision resulted from entering into an agreement with The Associated Octel Company whereby Ethyl is assured of an ample long-term supply of lead antiknock compounds. The remainder of the special charges related to costs of work-force reductions in the U.S. and Europe amounting to $7,635,000 and $14,315,000 for downsizing costs of Whitby Research, Inc., relocation of employees and other miscellaneous costs.


19. EXTRAORDINARY CHARGE:
--------------------------------------------------------------------------------

   The extraordinary charge of $5,000,000, or $.04 per share (net of income taxes of $3,000,000), due to early extinguishment of debt results from the Company redeeming its $116.25-million 93/8% Sinking Fund Debentures due December 15, 2016, on December 15, 1993, at a redemption price of $105.081 of the principal amount and the write-off of remaining deferred financing costs associated with the sinking fund debt.


20. DISCONTINUED INSURANCE OPERATIONS:
--------------------------------------------------------------------------------

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

   The results of operations during the first six months of 1993 were as follows:

STATEMENT OF INCOME                           (In Thousands)
						Six Months
						   Ended
						 June 30,
						   1993
--------------------------------------------------------------------
Revenues                                        $737,137
Benefits and expenses                            566,174
--------------------------------------------------------------------
Income before income taxes                       170,963
Income taxes                                      58,316
--------------------------------------------------------------------
Net income                                       112,647
Less provision for minority interest              22,164
--------------------------------------------------------------------
Income from discontinued
  insurance operations                          $ 90,483
====================================================================

21. SUBSEQUENT EVENT:
--------------------------------------------------------------------------------

ACQUISITION OF TEXACO LUBRICANT ADDITIVES BUSINESS (UNAUDITED) - On February 29, 1996, the Company completed the acquisition of the worldwide lubricant additives business of Texaco Inc., including manufacturing and blending facilities, identifiable intangibles and working capital. The acquisition, to be accounted for under the purchase method, included a cash payment of $135.9 million (subject to adjustment based on final working capital determinations) and a future contingent payment of up to $60 million. The cash payment was financed primarily under the Company's revolving credit agreement. The payment of up to $60 million will become due on February 26, 1999, with interest payable on the contingent debt until such date. The actual amount of the contingent payment and total interest will be determined using an agreed-upon formula based on volumes of certain acquired product lines shipped during the calendar years 1996 through 1998, as specified in the contingent note agreement. Texaco retained substantially all noncurrent liabilities.


		MANAGEMENT'S REPORT ON THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


						Ethyl Corporation & Subsidiaries

   Ethyl Corporation's management has prepared the financial statements and related notes appearing on pages 28 through 44 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of certain events and transactions on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Financial data appearing elsewhere in this annual report are consistent with these financial statements. However, actual results could differ from the estimates on which these financial statements are based.

   The Company maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

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


		       REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------




certified public accountants    Riverfront Plaza West       in principal areas
				901 East Byrd Street        of the world
				Suite 1200
				Richmond, Virginia 23219
				Telephone (804) 697-1900




TO THE BOARD OF DIRECTORS & SHAREHOLDERS OF ETHYL CORPORATION

   We have audited the accompanying consolidated balance sheets of Ethyl Corporation and Subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ethyl Corporation and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




/s/ COOPERS & LYBRAND L.L.P.
January 29, 1996



			       FIVE-YEAR SUMMARY

					       Ethyl Corporation & Subsidiaries
--------------------------------------------------------------------------------

INTRODUCTION TO THE FIVE-YEAR SUMMARY: The following Five-Year Summary includes the results of the businesses spun off as Albemarle Corporation through the spin-off date at the close of business on February 28, 1994. The financial position and other data after that date reflect the impact of the spin-off of Albemarle. The results and net assets of the Insurance segment, spun off on July 1, 1993, are reported as discontinued insurance operations.


----------------------------------------------------------------------------------------------------------------------------------
(In Thousands Except Per-Share Amounts)
Years Ended December 31                                                          1995                     1994             1993
----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                                                      $960,450               $1,174,086       $1,938,390
Costs and expenses                                                              813,271                1,003,624        1,734,635
Special charges (1)                                                               4,750                    2,720           36,150
----------------------------------------------------------------------------------------------------------------------------------
   Operating profit                                                             142,429                  167,742          167,605
Interest and financing expenses                                                  26,833                   25,378           44,085
Gain on sale of 20% of First Colony Corporation (2)                                   -                        -                -
Other (income) expenses, net                                                       (580)                   1,218           (9,987)
----------------------------------------------------------------------------------------------------------------------------------
Income  before  income  taxes,   extraordinary  charge,
  cumulative  effect  of accounting changes and discontinued
  insurance operations                                                          116,176                  141,146          133,507
Income taxes                                                                     42,213                   43,391           43,485
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge, cumulative effect of accounting
changes and discontinued insurance operations                                    73,963                   97,755           90,022
Extraordinary after-tax charge due to early extinguishment of debt (3)                -                        -           (5,000)
Cumulative effect of accounting changes for: (4)
   Postretirement health-care benefits (net of tax)                                   -                        -                -
   Deferred income taxes                                                              -                        -                -
----------------------------------------------------------------------------------------------------------------------------------
Income before discontinued insurance operations                                  73,963                   97,755           85,022
Income from discontinued insurance operations                                         -                        -           90,483
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                     $ 73,963               $   97,755       $  175,505
==================================================================================================================================
FINANCIAL POSITION AND OTHER DATA
Total assets - before discontinued insurance operations                        $983,787               $1,030,415       $2,009,198
Net assets of discontinued insurance operations                                       -                        -                -
----------------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $983,787               $1,030,415       $2,009,198
==================================================================================================================================
Continuing Operations:
   Working capital                                                             $242,742               $  248,650       $  407,182
   Current ratio                                                              2.67 to 1                2.36 to 1        2.25 to 1
   Depreciation and amortization                                               $ 49,224               $   53,983       $  127,456
   Capital expenditures                                                          44,831                  147,260          205,029
   Acquisitions of businesses                                                         -                        -          125,431
   Gross margin as a % of net sales                                                33.8                     33.9             28.5
   Research, development and testing expenses (5)                              $ 77,153               $   82,661       $  127,000
Long-term debt (6)                                                              302,973                  349,766          686,986
Redeemable preferred stock                                                            -                        -              200
Common and other shareholders'  equity                                          410,128                  390,937          752,581
Long-term debt as a % of total capitalization (6)                                  42.5                     47.2             47.7
Net income as a % of shareholders' equity                                          18.5                     17.1             16.3

COMMON STOCK
Earnings per share:
   Income before extraordinary charge, cumulative effect
     of accounting changes and discontinued insurance operations               $    .62               $      .83       $      .76
   Extraordinary charge                                                               -                        -             (.04)
   Cumulative effect of accounting changes                                            -                        -                -
----------------------------------------------------------------------------------------------------------------------------------
      Income before discontinued insurance operations                               .62                      .83              .72
      Income from discontinued insurance operations                                   -                        -              .76
----------------------------------------------------------------------------------------------------------------------------------
      Net income                                                               $    .62               $      .83       $     1.48
==================================================================================================================================
Shares used to compute earnings per share                                       118,446                  118,451          118,436
Dividends per share:
   Cash dividends declared                                                     $    .50               $      .50       $      .60
   Dividend of common stock of Albemarle Corporation, at book value                   -                     3.38                -
   Dividend of common stock of First Colony Corporation, at book value                -                        -             5.72
----------------------------------------------------------------------------------------------------------------------------------
      Total                                                                    $    .50               $     3.88       $     6.32
==================================================================================================================================
Equity per share (7)                                                           $   3.46               $     3.30       $     6.36
----------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------
(In Thousands Except Per-Share Amounts)
Years Ended December 31                                                                       1992               1991
----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                                                                   $1,692,582         $1,534,571
Costs and expenses                                                                           1,509,260          1,330,721
Special charges (1)                                                                              9,500             11,185
----------------------------------------------------------------------------------------------------------------------------
   Operating profit                                                                            173,822            192,665
Interest and financing expenses                                                                 62,279             59,097
Gain on sale of 20% of First Colony Corporation (2)                                            (93,600)                 -
Other (income) expenses, net                                                                    (1,475)            (1,652)
----------------------------------------------------------------------------------------------------------------------------
Income  before  income  taxes,   extraordinary  charge,
  cumulative  effect  of accounting changes and discontinued
  insurance operations                                                                         206,618            135,220
Income taxes                                                                                    99,373             41,168
----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge, cumulative effect of accounting
changes and discontinued insurance operations                                                  107,245             94,052
Extraordinary after-tax charge due to early extinguishment of debt (3)                               -                  -
Cumulative effect of accounting changes for: (4)
   Postretirement health-care benefits (net of tax)                                            (34,348)                 -
   Deferred income taxes                                                                        19,616                  -
----------------------------------------------------------------------------------------------------------------------------
Income before discontinued insurance operations                                                 92,513             94,052
Income from discontinued insurance operations                                                  162,472            112,616
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  $  254,985         $  206,668
============================================================================================================================
FINANCIAL POSITION AND OTHER DATA
Total assets - before discontinued insurance operations                                     $1,878,898         $1,570,505
Net assets of discontinued insurance operations                                                658,550            909,876
----------------------------------------------------------------------------------------------------------------------------
   Total                                                                                    $2,537,448         $2,480,381
============================================================================================================================
Continuing Operations:
   Working capital                                                                          $  327,840         $  318,716
   Current ratio                                                                             1.71 to 1          2.25 to 1
   Depreciation and amortization                                                            $  105,765         $   89,879
   Capital expenditures                                                                        157,412            166,148
   Acquisitions of businesses                                                                  136,500             24,035
   Gross margin as a % of net sales                                                               29.2               31.9
   Research, development and testing expenses (5)                                           $  111,698         $  114,732
Long-term debt (6)                                                                             711,736            810,849
Redeemable preferred stock                                                                         200                200
Common and other shareholders'  equity                                                       1,401,279          1,219,313
Long-term debt as a % of total capitalization (6)                                                 33.7               39.9
Net income as a % of shareholders' equity                                                         19.5               18.2

COMMON STOCK
Earnings per share:
   Income before extraordinary charge, cumulative effect
     of accounting changes and discontinued insurance operations                            $      .90         $      .80
   Extraordinary charge                                                                              -                  -
   Cumulative effect of accounting changes                                                        (.12)                 -
----------------------------------------------------------------------------------------------------------------------------
      Income before discontinued insurance operations                                              .78                .80
      Income from discontinued insurance operations                                               1.37                .95
----------------------------------------------------------------------------------------------------------------------------
      Net income                                                                            $     2.15         $     1.75
============================================================================================================================
Shares used to compute earnings per share                                                      118,380            118,380
Dividends per share:
   Cash dividends declared                                                                  $      .60         $      .60
   Dividend of common stock of Albemarle Corporation, at book value                                  -                  -
   Dividend of common stock of First Colony Corporation, at book value                               -                  -
----------------------------------------------------------------------------------------------------------------------------
      Total                                                                                 $      .60         $      .60
============================================================================================================================
Equity per share (7)                                                                        $    11.84         $    10.31
----------------------------------------------------------------------------------------------------------------------------



(1) Special charge in 1995 consists of a provision for a legal settlement ($4,150 after income taxes). 1994 consists of $10,720 primarily for a provision for environmental remediation as well as other costs, largely offset by the benefit of an $8,000 legal settlement (totalling $1,690 after income taxes). 1993 includes the write-down of the Canadian plant and other related costs of $14,200, costs of work-force reductions in the U.S. and Europe amounting to $7,635, and $14,315 for downsizing costs of Whitby Research, Inc., and relocation of employees and other related costs (totalling $22,400 after income taxes). 1992 includes charges for the relocation of the Petroleum Additives Division R&D personnel ($6,000 after taxes). 1991 includes expenses and write-offs of $6,350 resulting from the discontinuance of certain developmental research programs as well as expenses of $4,835 covering the relocation of the Petroleum Additives Division headquarters ($7,000 after income taxes).

(2) Resulted from the December 1992 sale of approximately 20% of First Colony Corporation stock ($30,200 after income taxes).

(3) The extraordinary after-tax charge is the result of the early redemption of the $116,250, 9-3/8% Sinking Fund Debentures, net of income taxes of $3,000.

(4) Change in accounting for postretirement health benefits ($54,460 before income taxes) and deferred income taxes in accordance with FASB Statements No. 106 and 109,respectively, adopted effective January 1, 1992.

(5) Research and development expenses determined in accordance with FASB Statement No. 2 were $54,475 for 1995, $49,651 for 1994, $75,624 for 1993,
    $73,831 for 1992 and $69,119 for 1991.

(6) The reduction in long-term debt in 1994 reflects $384,924 of debt transferred to Albemarle at the close of business on February 28, 1994. Excluding the debt and net assets of the businesses spun off, the consolidated debt-to-total-capitalization ratio at December 31, 1993, would have been 46.2%. 1992 includes $250 million of debt of First Colony Corporation spun off July 1, 1993.

(7) Based on the number of common shares outstanding at the end of each year. The decline in 1994 reflects the dividend of common stock of Albemarle Corporation of $3.38 per share at book value. The decline in 1993 reflects the dividend of common stock of First Colony Corporation of $5.72 per share at book value.